Takeda

Takeda Pharmaceutical Company Limited
Head Office
1-1, DOSHOMACHI 4-CHOME, CHUO-KU, OSAKA 540-8645, JAPAN

07027062

RECEIVED
2007 SEP 27 A 9:40

September 20, 2007

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.W.
Washington, D.C. 20549
Attention: Special Counsel, Office of International Finance

SUPPL

Re: SEC File No. 082-35071
Takeda Pharmaceutical Company Limited (the "Company")
Rule 12g3-2(b) Exemption: Documents

Dear Sir/Madam:

1. This information is being furnished pursuant to Rule 12g3-2(b). Included is all information since our last correspondence to you under Rule 12g3-2(b) until August 31, 2007 that is required to be furnished pursuant to Rule 12g3-2(b)(1)(iii). Attached hereto as Exhibit A are English translations of, and attached hereto as Exhibit B are brief descriptions of, Japanese language documents, as required to be submitted pursuant to Rule 12g3-2(b).

2. The information enclosed herewith is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5), the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the documents enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

3. Should you have any questions in connection with this submission, please do not hesitate to contact Izumi Akai or Kenji Taneda of Sullivan & Cromwell LLP, Otemachi First Square East, 16F, 5-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-0004 (telephone: 81-3-3213-6140; facsimile: 81-3-3213-6470).

Very truly yours,

Takeda Pharmaceutical Company Limited

By [signature]
Name: Hiroshi Shinha
Title: Member of the Board
General Manager of Legal Department

PROCESSED
OCT 04 2007
THOMSON
FINANCIAL

(Enclosures)
cc: Izumi Akai, Esq.
Kenji Taneda, Esq.
(Sullivan & Cromwell LLP)

Dew 10/3

TOKYO 35034 3

Exhibit A

English Translations of Japanese Language Documents

1. Press release dated June 1, 2007, relating to the announcement of termination of development of fixed dose combination product of Actos®+ TAK-536.
2. Press release dated June 11, 2007, relating to the announcement that Archemix Corp. and Takeda entered into collaboration for discovery and development of Aptamer Therapeutics.
3. Press release dated June 15, 2007, relating to the announcement that Takeda launched once-a-week formulation of Benet® 17.5mg tablet for the treatment of osteoporosis in Japan.
4. Notice of execution of acquisition of Takeda's own shares dated June 26, 2007.
5. Press release dated June 27, 2007, relating to the announcement of submission of an application for an additional indication of Actos® in Japan; concomitant therapy with insulin for type 2 diabetes.
6. Articles of Incorporation dated June 28, 2007.
7. Press release dated July 2, 2007, relating to the announcement that Takeda won patent infringement litigation on appeal against ANDA filers for generic Actos®.
8. Press release dated July 13, 2007, relating to the announcement that Sucampo Pharmaceuticals submitted a supplemental New Drug Application for lubiprostone to treat irritable bowel syndrome with constipation.
9. Press release dated July 19, 2007, relating to the announcement that Takeda's investigational compound TAK-491 for treatment of hypertension entered into Phase 3 clinical stage in the U.S. and Europe.
10. Press release dated July 31, 2007, relating to the announcement that Takeda responded to the FDA Advisory Committee recommendation.
11. Notice regarding acquisition of Takeda's own shares dated July 31, 2007.
12. Press release dated July 31, 2007, relating to the announcement of summary of financial statements (consolidated) of the first quarter results for the fiscal year ending March 31, 2008.
13. Press release dated July 31, 2007, relating to the announcement that Ajinomoto and Takeda submitted an additional indication for Paget's disease of bone for risedronate sodium hydrate designated as an orphan drug.
14. Press release dated August 1, 2007, relating to the announcement that Takeda agreed to grant license of Takeda's anti-HIV investigational compounds TAK-220 and TAK-652 to Tobia Therapuetics.
15. Press release dated August 2, 2007, relating to the announcement that Santhera Pharmaceuticals and Takeda extended European marketing collaboration for SNT-MC17 into Duchenne Muscular Dystrophy.
16. Press release dated August 17, 2007, relating to the announcement that the European Medicines Agency accepted the filing of Marketing Authorization Application for SNT-MC17 in Friedreich's Ataxia by Santhera.

17. Press release dated August 24, 2007, relating to the announcement that an additional dosage and administration for secondary eradication of Helicobacter pylori for proton pump inhibitors in Japan was approved.
18. Press release dated August 30, 2007, relating to the announcement that Takeda's investigational compound TAK-536 for treatment of hypertension entered into Phase 2 clinical stage in Japan.
19. Press release dated August 30, 2007, relating to the announcement of termination of a joint development and co-marketing agreement between Eli Lilly Japan and Takeda on ruboxistaurin mesylate, an agent for the treatment of diabetes microvascular complications.
20. Notice of execution of acquisition of Takeda's own shares dated August 30, 2007.
21. Notice of convocation of the 131st ordinary general meeting of shareholders dated June 6, 2007.
22. Notice of resolutions of the 131st ordinary general meeting of shareholders dated June 28, 2007.
23. 130th Term Business Report dated June 28, 2007.

File No. 082-35071

Exhibit B

Brief Descriptions of Japanese Language Documents

1. Status report regarding the repurchase of treasury stock (from May 21, 2007 to May 31, 2007) dated June 8, 2007, regarding the completion of the acquisition by the Company of 3,261,800 shares of its treasury stock.
2. Annual securities report (for the 130th term ended March 31, 2007) dated June 28, 2007.
3. Status report regarding the repurchase of treasury stock (from June 1, 2007 to June 30, 2007) dated July 10, 2007, regarding the completion of the acquisition by the Company of 369,300 shares of its treasury stock.
4. Status report regarding the repurchase of treasury stock (from July 1, 2007 to July 31, 2007) dated August 9, 2007, regarding no acquisition by the Company of its treasury stock.
5. Major shareholding report (regarding Takeda Pharmaceutical Company Limited) dated August 29, 2007, regarding the acquisition by the Company of its own shares, resulting in a shareholding ratio of 5.02%.
6. Report concerning corporate governance dated June 21, 2007.
7. Policy on the reduction of number of shares constituting an investment unit dated June 27, 2007.
8. Note of confirmation dated July 10, 2007 regarding the accuracy of the securities report.
9. Documents maintained for inspection at the head office regarding the corporate split to Takeda Pharmaceutical Real Estate Company Ltd., dated August 1, 2007 (after the corporate split).

June 1, 2007

Takeda Pharmaceutical Company Limited

Termination of Development of Fixed Dose Combination Product of Actos® + TAK-536

Takeda is continuously committed to provide novel treatment options in cardiovascular/diabetes franchises

Osaka, June 1 , 2007 — Takeda Pharmaceutical Company Limited ("Takeda") announced today that it has terminated the development of a fixed dose combination product of Actos®(pioglitazone HCl), a treatment for type 2 diabetes, and Takeda's novel investigational drug TAK-536, an angiotensin receptor blocker. The phase 3 study of this combination product has been conducted in the U.S.

Takeda found out that an improvement in pharmaceutical formulation is needed for the fixed combination of Actos® and TAK-536, and has been reviewing its overall development projects in the franchises of cardiovascular and diabetes, while suspending that phase 3 study. As a result of this review, Takeda has reached a conclusion that it is optimal to prioritize projects other than Actos® + TAK-536 in order to provide novel treatment options as early as possible.

Takeda is continuously committed to enhance its cardiovascular and diabetes franchises by earliest possible launching of our investigational compounds such as SYR-322 for diabetes, TAK-475 for hypercholesterolemia, TAK-491 for hypertension and others, and by maximizing value of these investigational compounds as well as existing products such as Actos® and candesartan cilexitil (Blopress®, Amias®, Kenzen®, etc.).

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082-35071

June 11, 2007

Archemix Corp.
Takeda Pharmaceutical Company Limited

Archemix and Takeda to Enter into Collaboration for Discovery and Development of Aptamer Therapeutics

CAMBRIDGE, Mass. and OSAKA, Japan - June 11, 2007 - Archemix Corp. ("Archemix") and Takeda Pharmaceutical Company Limited ("Takeda") announced today that both parties have signed a multi-year, three target agreement that focuses on the discovery, development and commercialization of first-in-class aptamer-based therapeutics.

Under the agreement, Archemix will receive an upfront payment of $6 million from Takeda to discover and generate product candidates to three disease-associated targets identified by Takeda, and Takeda will be granted exclusive, worldwide rights for research, development, manufacturing and commercialization for any resulting aptamer-based products. Archemix will also receive committed research funding and research and clinical development milestone payments for each target selected for therapeutic development. In addition, Archemix will earn royalties and milestones on worldwide sales of the developed aptamers commercialized by Takeda. Detailed financial terms were not disclosed.

"Our alliance with Takeda is the sixth major partnership we have formed within the past year and is a major step in the continued validation of aptamer therapeutics,"said Errol De Souza, Ph.D., President and CEO, Archemix. "Takeda is an excellent partner for Archemix and this collaboration is a key component of successfully implementing our strategy of forming collaborations with multi-national pharmaceutical companies to rapidly advance aptamer programs into clinical development."

"We are very impressed with Archemix's track record of success in creating therapeutic aptamers," said Dr. Shigenori Ohkawa, General manager of Pharmaceutical Research Division, Takeda. "Archemix is the leader in the discovery of aptamer therapeutics and we believe that, as a class, aptamers have the potential to create a new paradigm of treatments in a broad spectrum of diseases, and we believe this collaboration will surely contribute to enhancing our R&D pipeline as source for future growth of Takeda."

About Aptamers

Aptamers are single-stranded nucleic acids that form well-defined three dimensional shapes, allowing them to bind target molecules in a manner that is conceptually similar to antibodies. Aptamers combine the optimal characteristics of small molecules and antibodies, including high specificity and affinity, chemical stability, low immunogenicity and the ability to target protein-protein interactions. In contrast to monoclonal antibodies, aptamers are chemically synthesized rather than biologically expressed.

About Archemix

Archemix Corp. is a privately-held biopharmaceutical company developing aptamers as a class of directed therapeutics for the prevention and treatment of human disease. The company is leveraging its proprietary drug discovery technology to fuel the growth of its development portfolio, which is primarily focused on acute cardiovascular and hematology diseases and cancer. Archemix's broad product pipeline, being developed both by the company as well as its licensees, includes multiple investigational compounds at various stages of development several of which are moving into advanced clinical trials. Archemix's lead proprietary product, ARC1779, a selective platelet inhibitor, is anticipated to start Phase IIa clinical trials before the end of 2007. Archemix' leadership position in intellectual property, technology and expertise relating to aptamers has enabled it to form numerous collaborations with biotechnology and pharmaceutical collaborators,

including Merck Serono, Pfizer Inc., Elan Pharma, Nuvelo, Inc., Antisoma plc., and Regado Biosciences. For more information, please visit www.archemix.com

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Takeda Pharmaceutical Company Limited

Exhibit A

3

082-35071

June 15, 2007

Takeda Pharmaceutical Company Limited

Takeda Launched Once-a-week Formulation of Benet®17.5mg tablet for the Treatment of Osteoporosis in Japan

Osaka, Japan, June 15, 2007 — Takeda Pharmaceutical Company Limited ("Takeda") today announced that it has launched, on June 15, Benet® 17.5mg tablets, once-a-week formulation of risedronate sodium hydrate for the treatment of osteoporosis.

The findings of the phase 3, double-blind, comparative studies of this once-a-week formulation conducted in Japan showed that its safety and efficacy profile is comparative with once daily formulation. The once-a-week formulation will provide an additional administration, giving two available options along with once daily formulation for patients, depending on lifestyle of each individual. The product will be packaged in blister card which supports the patients to assure the dosing compliance.

Risedronate sodium hydrate is a bisphosphonate antiosteoporotic agent, which was originally synthesized by Norwich Eaton Pharmaceuticals, Inc. in the United States, which was a subsidiary of The Procter & Gamble Company at that time, and now is Procter & Gamble Pharmaceuticals, Inc.. This agent has two distinctive features from other antiosteoporotics.

(1)In additional analyses of large clinical trials, vertebral and non-vertebral fracture suppressing effects of this agent showed statistically significant difference as compared to placebo as early as 6 months after starting administration.

(2)In large clinical trials with the primary endpoint of the reduction of frequency of hip fractures, this agent showed statistically significant difference as compared to placebo.

"With the abundant supporting evidence about the prevention of bone fractures and the addition of once-a-weekly formulation, we believe Benet will be further contributing to improvement of the quality of life of patients with osteoporosis." said Yasuhiko Yamanaka, Corporate Officer, General Manager of Pharmaceutical Marketing Division of Takeda.

About Benet®17.5mg tablets

Brand Name:	Benet®17.5mg tablets
Indications:	Osteoporosis
Posology:	The usual dosage in adults is 17.5 mg of risedronate sodium to be taken orally once a week on awakening with an adequate amount of water (about 180 ml). Patients should not lie down at lease for 30 minutes after taking the medication and avoid eating, drinking except for water and taking any other oral drugs.
Product registration	Approved on April 18, 2007
NHI Price	Yen 846.60 (including tax), listed on June 8, 2007

###

June 26, 2007

Takeda Pharmaceutical Company Limited

Notice of Execution of Acquisition of the Company's Own Shares

OSAKA, Japan, June 26, 2007 — Takeda Pharmaceutical Company Limited ("Takeda") announced today that it completed acquisition of its own shares in the market, which was resolved by its Board of Directors on May 18, 2007.

1. Class of shares acquired	:	Shares of common stock
2. Period of acquisition	:	From May 21, 2007 to June 22, 2007
3. Total number of shared acquired	:	3,631,100 shares
4. Total value of acquisition	:	Yen 28,562,150,000
5. Method of acquisition	:	Purchased on the Tokyo Stock Exchange

(Reference)

Resolution of the Board of Directors on May 18, 2007

1. Class of shares to be acquired	:	Shares of common stock
2. Number of shares to be acquired	:	Up to 10 million shares (equivalent to 1.12% of a total of issued shares)
3. Total value of shares to be acquired	:	Up to 75 billion Yen
4. Schedule of acquisition	:	From May 21, 2007 to June 22, 2007

###

Submission of an Application for an additional Indication of Actos® in Japan; Concomitant Therapy with Insulin for Type 2 Diabetes

OSAKA, Japan, June 27, 2007 — Takeda Pharmaceutical Company Limited ("Takeda") announced that today it submitted an application for an additional indication of concomitant therapy of ACTOS® (pioglitazone HCl) with Insulin to the Ministry of Health, Labour and Welfare.

ACTOS directly targets insulin resistance, a condition where the body does not effectively use the insulin it produces, by improving the sensitivity to insulin mainly in the muscles, fat cells and the liver.
It is expected that concomitant therapy of Actos with Insulin contributes to help patients improve glycemic control and to decrease in Insulin needed.

"In Japan, Actos is already approved for monotherapy, concomitant therapies with sulfonylureas and alpha-glucosidase inhibitors respectively, and concomitant therapy of Actos with biguanides was filed in January, 2007", said Masaomi Miyamoto, Ph.D., General Manager of Pharmaceutical Development Division of Takeda. "Once this concomitant therapy of Actos with Insulin is approved, we can offer a variety of treatment options for patients with type 2 diabetes and also healthcare providers who help them manage their blood glucose levels."

Notes:

Approved indications of Actos in Japan:

Type 2 diabetes ; Monotherapy in patients inadequately controlled by diet and exercise,
Concomitant therapy with a sulfonylurea, in patients inadequately controlled by diet and exercise plus the single agent,
Concomitant therapy with an alpha-GI, in patients inadequately controlled by diet and exercise plus the single agent,

Filed indication of Actos in Japan:

Type 2 diabetes ; Concomitant therapy with a biguanide, in patients inadequately controlled by diet and exercise plus the single agent,

###

[The following is the translation of the Articles of Incorporation of Takeda Pharmaceutical Company Limited, the latest amendment to which was made on 28 June 2007.]

ARTICLES OF INCORPORATION OF TAKEDA PHARMACEUTICAL COMPANY LIMITED

Chapter I General Provisions

Article 1. (Corporate Name)

The Company shall be named Takeda Yakuhin Kogyo Kabushiki Kaisha, displayed in English as Takeda Pharmaceutical Company Limited.

Article 2. (Location of Head Office)

The head office of the Company shall be located in the city of Osaka.

Article 3. (Purpose of the Company)

The purpose of the Company shall be to engage in the following businesses:

1. Manufacture, purchase and sale of medicines, chemicals for non-medicinal uses, quasi-medicines, medical instruments, appliances and supplies, measuring equipments, cosmetics, food products, beverages, food additives, livestock feed additives and other chemical products, and instruments, appliances and equipment relating to any of the foregoing products;
2. Trucking and freight forwarding;
3. Warehousing;
4. Publishing;
5. Management, purchase, sale and lease of real estate; and
6. Business ancillary or related to any of those specified in each foregoing clause.

Article 4. (Organizations)

In addition to the general meetings of shareholders and Directors, the Company shall have the following organizations:

1. Board of Directors
2. Corporate Auditors
3. Board of Corporate Auditors
4. Independent Auditors

Article 5. (Method of Public Notices)

The method of Public notices of the Company shall be electronic public notices; provided, however, that in case where an electronic public notice is impracticable due to accidents or other unavoidable reasons, the Company shall give its public notices in the Nihon Keizai Shinbun.

Chapter II Shares

Article 6. (Total Number of Shares Authorized to be Issued)

The total number of shares authorized to be issued by the Company shall be three billion and five hundred million (3,500,000,000) shares.

Article 7. (Issuance of Share Certificates)

The Company shall issue share certificates that represent its issued shares.

Article 8. (Acquisition of the Company's Own Shares)

The Company may, by resolution of the Board of Directors, acquire its own shares by market transactions and other methods, as provided in Article 165, Paragraph 2 of the Company Law.

Article 9. (Number of Shares in One Unit and Non-issuance of Shares Less Than One Unit)

The number of shares in one unit of the Company shall be one hundred (100) shares.

(2)Notwithstanding Article 7, the Company shall not issue any share certificates for shares constituting less than one unit, except as provided for in the Rules for Handling of Shares, Etc. of the Company.

Article 10. (Additional Purchases of Shares Less Than One Unit)

A shareholder (including a beneficial shareholder; the same shall apply hereinafter) holding the Company's shares less than one unit may, in accordance with the provisions of the Rules for Handling of Shares, Etc., request the Company to sell to the shareholder such number of shares that will, when added to the shares less than one unit held by such shareholder, constitute one unit of shares.

Article 11. (Transfer Agent)

The Company shall have a transfer agent. The transfer agent and its place of handling business shall be decided by a resolution of the Board of Directors and

the Company shall give a public notice on them.

(2)The register of shareholders (including the register of beneficial shareholders; the same shall apply hereinafter), the register of lost share certificates and the register of stock acquisition rights of the Company shall be kept at the transfer agent's place of handling business; entry in writing or digitally in the register of shareholders, the register of lost share certificates and the register of stock acquisition rights, purchase and sale of shares less than one unit, and other businesses with regard to shares and stock acquisition rights shall be handled by the transfer agent, and will not be handled by the Company.

Article 12. (Rules for Handling of Shares, Etc.)

Denominations of share certificates of the Company, entry in writing or digitally in the register of shareholders, the register of lost share certificates and the register of stock acquisition rights, purchase and sale of shares less than one unit, and other matters related to the handling of shares and stock acquisition rights, and fees to be charged for handling these matters and the procedures for the exercise of rights of shareholders, shall be governed by the Rules for Handling of Shares, Etc. established by the Board of Directors.

Chapter III General Meeting of Shareholders

Article 13. (Time for Holding the Meeting)

The ordinary general meeting of shareholders of the Company shall be convened in June of each year.

(2)In addition to the preceding paragraph, an extraordinary general meeting of shareholders may be convened when necessary.

Article 14. (Record Date for Ordinary General Meetings of Shareholders)

The record date for voting rights for the ordinary general meetings of shareholders of the Company shall be March 31 of each year.

Article 15. (Convener and Chairman)

A general meeting of shareholders shall be convened by the President in accordance with a resolution of the Board of Directors and shall be presided over by the President. Should an accident prevent the President from doing so, another Representative Director shall substitute for the President.

Article 16. (Disclosure through Internet and Deemed Delivery of Reference Documents, Etc. for General Meeting of Shareholders)

In convening a general meeting of shareholders, the Company may be deemed

to have provided the shareholders with necessary information that should be described or indicated in the reference documents for the general meeting of shareholders, business reports, non-consolidated financial statements and consolidated financial statements, on the condition that such information is disclosed through the Internet in accordance with Ordinances of the Ministry of Justice.

Article 17. (Requisites for a Resolution)

Unless otherwise provided by law or by these Articles of Incorporation, a resolution at a general meeting of shareholders shall be made by a majority of the votes of the shareholders present at the meeting and entitled to exercise their voting rights.

(2)The resolution provided for in Article 309, Paragraph 2 of the Company Law shall be adopted by two-thirds or more of the votes of the shareholders present at the meeting and entitled to exercise their voting rights at which a quorum shall be one-thirds or more of the voting rights of the shareholders entitled to exercise their voting rights.

Article 18. (Voting by Proxy)

A shareholder may exercise his or her vote by appointing another shareholder entitled to vote as his or her proxy, provided, however, that such shareholder or proxy shall submit a document evidencing an authority of representation to the Company for each meeting.

Chapter IV Directors and Board of Directors

Article 19. (Number of Directors)

The Company shall have twelve (12) Directors or fewer.

Article 20. (Appointment of Directors)

The Directors shall be appointed at a general meeting of shareholders.

(2)Voting on resolutions for appointments under the terms of the preceding paragraph shall take place with the presence of shareholders who have one-third or more of the voting rights of shareholders entitled to exercise their voting rights, and a majority of the votes of the shareholders present shall be requisite for adoption of the resolution.

(3)The appointment of Directors shall not be made by cumulative voting.

Article 21. (Term of Office of Directors)

The term of office of Directors shall be up to the time of closing of the ordinary

general meeting of shareholders concerning the last business year ending within one (1) year after their election.

Article 22. (Remuneration, Etc. for Directors)

The remuneration, bonuses and other financial benefits given by the Company in consideration of the performance of duties (hereinafter referred to as the "Remuneration, Etc.") for Directors shall be determined by a resolution at the general meeting of shareholders.

Article 23. (Notice of Meetings of the Board of Directors)

Notice of a meeting of the Board of Directors shall be given at least three (3) days prior to the date set for the meeting; provided, however, that such period may be shortened in the case of an emergency.

(2)A meeting of the Board of Directors may be held without taking the convocation procedures with the unanimous consent of all Directors and Corporate Auditors.

Article 24. (Deemed Resolution of the Board of Directors)

The Company shall deem that a resolution of the Board of Directors is adopted when the requirements set forth in Article 370 of the Company Law are satisfied.

Article 25. (Directors with Title)

The Board of Directors may, by its resolution, appoint one (1) Chairman of the Board, one (1) President and several Executive Vice Presidents, Senior Managing Directors and Managing Directors.

(2)The Chairman of the Board shall preside over a meeting of the Board of Directors.

(3)The President shall exercise control over the affairs of the Company, and shall preside over a meeting of the Board of Directors if the office of the Chairman of the Board is vacant or if an accident prevents the Chairman of the Board from doing so.

(4)Executive Vice Presidents, Senior Managing Directors and Managing Directors shall, assisting the President, handle the day-to-day business of the Company.

Article 26. (Representing Directors)

The Board of Directors shall, by its resolution, elect Representative Director(s) from among Directors with Title.

Article 27. (Exemption from Liability of Directors)

The Company may, by a resolution of the Board of Directors, exempt Directors from their liabilities for damages set forth in Article 423, Paragraph 1 of the Company Law to the extent permitted by law.

(2)The Company may enter into agreements with Outside Directors that limit the maximum amount of the liability for damages set forth in Article 423, Paragraph 1 of the Company Law to the amount provided by law.

Article 28. (Appointment of Advisory Councillors and Advisers)

The Company may appoint Advisory Councillors or Advisers by a resolution of the Board of Directors.

Chapter V Corporate Auditors and Board of Corporate Auditors

Article 29. (Number of Corporate Auditors)

The Company shall have four (4) Corporate Auditors or fewer.

Article 30. (Appointment of Corporate Auditors)

The Corporate Auditors shall be appointed at a general meeting of shareholders.

(2)Voting on resolutions for appointments under the terms of the preceding paragraph shall take place with the presence of shareholders who have one-third or more of the voting rights of such shareholders entitled to exercise their voting rights, and a majority of the votes of the shareholders present shall be requisite for adoption of the resolution.

Article 31. (Term of Office of Corporate Auditors)

The term of office of Corporate Auditors shall be up to the time of closing of the ordinary general meeting of shareholders concerning the last business year ending within four (4) years after their election.

(2)The term of office of a Corporate Auditor who was appointed to fill a vacancy due to the retirement of a Corporate Auditor from office before expiration of his or her term of office shall be up to the time of expiration of the term of office of the retiring Corporate Auditor.

Article 32. (Remuneration, Etc. of Corporate Auditors)

The Remuneration, Etc. for Corporate Auditors shall be determined by a resolution at a general meeting of shareholders.

Article 33. (Notice of Meetings of the Board of Corporate Auditors)

Notice of a meeting of the Board of Corporate Auditors shall be given at least three (3) days prior to the date set for the meeting; provided, however, that such period may be shortened in the case of an emergency.

(2)A meeting of the Board of Corporate Auditors may be held without taking the convocation procedures with the unanimous consent of all Corporate Auditors.

Article 34. (Full-time Corporate Auditors)

The Board of Corporate Auditors shall, by its resolution, elect Full-time Corporate Auditor(s).

Article 35 (Exemption from Liability of Corporate Auditors)

The Company may, by a resolution of the Board of Directors, exempt Corporate Auditors from their liabilities for damages set forth in Article 423, Paragraph 1 of the Company Law to the extent permitted by law.

(2)The Company may enter into agreements with Outside Corporate Auditors that limit the maximum amount of the liability for damages set forth in Article 423, Paragraph 1 of the Company Law to the amount provided by law.

Chapter VI Accounts

Article 36. (Business Year)

The business year of the Company shall be from April 1 of each year to March 31 of the following year.

Article 37. (Record Date for Dividends from Surplus)

The record date for year-end dividends of the Company shall be March 31 of each year.

Article 38. (Interim Dividends)

The Company may, by a resolution of the Board of Directors, pay interim dividends, with the record date therefor being September 30 of each year.

Article 39. (Lapse of the Rights on Dividends)

If any year-end dividends or interim dividends are not received after a lapse of three (3) full years from the date of commencement of the payment thereof, the Company shall thereafter be exempted from its obligation to pay thereof.

Supplementary Provision

Notwithstanding the provisions of Article 21, the term of office of Directors elected at the 130th Ordinary General Meeting of Shareholders shall be up to

the time of closing of the Ordinary General Meeting of Shareholders which will be held in June 2008.

July 2, 2007

Takeda Pharmaceutical Company Limited
Takeda Pharmaceuticals North America, Inc.

Takeda Wins Patent Infringement Litigation on Appeal against ANDA Filers for Generic ACTOS®

Osaka, Japan and Lincolnshire, Ill. (July 2, 2007) - Takeda Pharmaceutical Company Limited ("Takeda") and its wholly-owned subsidiary, Takeda Pharmaceuticals North America, Inc. ("TPNA") announced today that a panel of the U.S. Court of Appeals for the Federal Circuit has upheld the validity and enforceability of Takeda's U.S. Patent No. 4,687,777 ("777") covering pioglitazone hydrochloride, the active ingredient in ACTOS", on June 28 2007. The decision confirms patent protection for this widely prescribed drug until 2011 in the United States.

The Appeals Court ruling affirmed the February 2006 decision upholding the 777 patent's validity by the U.S. District Court for the Southern District of New York in a lawsuit brought by Takeda against the generic manufacturers Mylan Pharmaceuticals1 and Alphapharm Pty Ltd2.

Other U.S. patents covering certain methods of treatment using ACTOS® and certain compositions that include ACTOS® will expire in 2016.

"Takeda has always confidence in its patents," said Mr. Seiji Hakoda, General Manager of Intellectual Property Dept. of Takeda. "Because innovation is critical to our company, we have a profound respect for the protection of intellectual property rights. We are very pleased with the ruling."

1 Mylan Laboratories, Inc., Mylan Pharmaceuticals, Inc., and UDL Laboratories, Inc.
2 Alphapharm Pty. Ltd., and Genpharm, Inc.

About Takeda Pharmaceuticals North America, Inc.

Based in Deerfield, Ill., Takeda Pharmaceuticals North America, Inc. is a wholly owned subsidiary of Takeda Pharmaceutical Company Limited, the largest pharmaceutical company in Japan. In the United States, Takeda currently markets diabetes, insomnia, wakefulness and gastroenterology, and through the Takeda Global Research & Development Center, Inc. the company has a robust pipeline with compounds in development for diabetes, cardiovascular disease and other conditions.
To learn more about the company and its products, visit www.tpna.com.

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082-35071

July 13, 2007

Sucampo Pharmaceuticals, Inc.
Takeda Pharmaceutical Company Limited

Sucampo Pharmaceuticals Submits Supplemental New Drug Application for Lubiprostone to Treat Irritable Bowel Syndrome with Constipation

Bethesda, Maryland, July 12, 2007 - Sucampo Pharmaceuticals, Inc., (Sucampo Pharmaceuticals) today announced that it has submitted a supplemental New Drug Application to the U.S. Food and Drug Administration to seek market approval of a lower strength of lubiprostone (8 mcg) to treat irritable bowel syndrome with constipation (IBS-C). Lubiprostone, developed by Sucampo Pharmaceuticals, is currently approved for the treatment of Chronic Idiopathic Constipation in adults as AMITIZA® (24 mcg) and is marketed by Sucampo Pharmaceuticals and Takeda Pharmaceuticals North America, Inc., (Takeda) in the U.S. for that indication.

"IBS-C has a significant impact on millions of Americans living with the condition," said Ryuji Ueno, M.D., Ph.D., Ph.D., Sucampo Pharmaceuticals' founder, chairman and chief executive officer. "We are excited that the results of our clinical studies have led to the successful filing of a supplemental New Drug Application for a lower strength of lubiprostone (8 mcg, twice daily) for IBS-C. If approved, lubiprostone may offer a new treatment option for people living with this condition."

Approximately 58 million Americans have irritable bowel syndrome, with IBS-C accounting for approximately one-third of these cases. IBS-C symptoms include abdominal pain and discomfort associated with defecation or a change in bowel habits with features of disordered defecation.

The supplemental application is based on a clinical study program that included two Phase 3, multi-center, double-blinded, randomized, placebo-controlled trials involving 1,171 adults, followed by one long-term, open-label safety and efficacy extension trial involving 522 adults diagnosed with IBS-C. In the two Phase 3 studies, patients received lubiprostone 8 mcg taken twice daily (783 adults) or placebo (388 adults) over a 12-week period. In both trials, patients receiving lubiprostone 8 mcg twice daily were nearly twice as likely to achieve an overall response that was statistically significant compared to those receiving placebo (P=0.001). The long-term extension trial demonstrated that the efficacy of lubiprostone, established during the double-blinded period, continued overall improvement during the open-label extension period to the end of the 52-week program.

In the pivotal trials; lubiprostone and placebo groups showed a similar incidence of serious adverse events (1% in both the lubiprostone and placebo groups) and related adverse events (22% in lubiprostone vs. 21% in the placebo group). The most common treatment-related adverse events (≥5% of patients) were nausea (8% vs. 4%, respectively), diarrhea (6% vs. 4%, respectively) and abdominal pain (4% vs. 5%, respectively). he incidence of these adverse reactions was lower in the IBS-C clinical trials.

As a result of the supplemental application, Sucampo Pharmaceuticals will be entitled to receive a development milestone payment under the agreement with Takeda.

About Irritable Bowel Syndrome with Constipation (IBS-C)

IBS-C is a chronic disorder characterized by abdominal discomfort, pain, and changes in bowel habits including symptoms of constipation.

In IBS-C, symptoms are present for at least 12 weeks (these do not need to be consecutive) over a 12-month period. Although people with IBS-C report suffering from many of the symptoms associated with constipation, the presence of abdominal discomfort and pain is what differentiates IBS-C from chronic constipation.

Additionally, the hypersensitivity of the gastrointestinal system of individuals with IBS-C makes them more prone to experience the effects of even mild symptoms of constipation. IBS is approximately 2 to 2.5 times more prevalent in women than men.

About AMITIZA®(lubiprostone) 24 mcg Twice Daily for Chronic Idiopathic Constipation

AMITIZA (24 mcg, twice daily) is indicated for the treatment of Chronic Idiopathic Constipation in adults. AMITIZA should not be used in patients with a known gastrointestinal obstruction. Patients with symptoms suggestive of mechanical gastrointestinal obstruction should be evaluated to confirm the absence of such an obstruction prior to initiating AMITIZA treatment.

The safety of AMITIZA in pregnancy has not been evaluated in humans. In guinea pigs, lubiprostone has been shown to have the potential to cause fetal loss.

AMITIZA should be used during pregnancy only if the benefit justifies the potential risk to the fetus. Women who could become pregnant should have a negative pregnancy test prior to beginning therapy with AMITIZA and should be capable of complying with effective contraceptive measures.

Patients taking AMITIZA may experience nausea. If this occurs, concomitant administration of food with AMITIZA may reduce symptoms of nausea.

AMITIZA should not be administered to patients that have severe diarrhea.

Patients should be aware of the possible occurrence of diarrhea during treatment.

If the diarrhea or nausea becomes severe, patients should consult their health professional.

In clinical trials for Chronic Idiopathic Constipation (24 mcg twice daily), the most common adverse reaction was nausea (29%). Other adverse reactions (=5% of patients) included diarrhea (12%), headache (11%), abdominal pain (8%), abdominal distension (6%) and flatulence (6%).

For full prescribing information, visit www.amitiza.com.

AMITIZA® is a registered trademark of Sucampo Pharmaceuticals, Inc.

Sucampo Pharmaceuticals, Inc.

Sucampo Pharmaceuticals, Inc., is an emerging pharmaceutical company based in Bethesda, Md. Sucampo Pharmaceuticals was founded in 1996 by Ryuji Ueno, M.D., Ph.D., Ph.D., the company's Chairman and Chief Executive Officer, and co-founder, Sachiko Kuno, Ph.D. Sucampo Pharmaceuticals focuses on the development and commercialization of drugs based on prostones, a class of compounds derived from functional fatty acids that occur naturally in the human body. The therapeutic potential of prostones was first identified by Dr. Ueno. In January 2006, Sucampo Pharmaceuticals received marketing approval from the U.S. Food and Drug Administration for its first product, AMITIZA, for the treatment of Chronic Idiopathic Constipation in adults. In October 2004, Sucampo Pharmaceuticals entered into an agreement with Takeda Pharmaceutical Company Limited (Osaka, Japan) to co-promote and market AMITIZA in the United States and Canada. Sucampo Pharmaceuticals' specialized sales force complements the efforts of Takeda by focusing on institutional and long-term care facilities. To learn more about the company and its products, visit www.sucampo.com.

Takeda Pharmaceuticals North America, Inc.

Based in Deerfield, Ill., Takeda Pharmaceuticals North America, Inc., is a wholly owned subsidiary of Takeda Pharmaceutical Company Limited, the largest pharmaceutical company in Japan. In the United States, Takeda currently markets products for diabetes, insomnia, wakefulness and gastroenterology. The company has a robust pipeline with compounds in development for diabetes, cardiovascular disease and other conditions. Takeda is committed to striving toward better health for individuals and progress in medicine by developing superior pharmaceutical products. To learn more about the company and its products, visit www.tpna.com.

###

July 19, 2007

Takeda Pharmaceutical Company Limited

Takeda's Investigational Compound TAK-491 for Treatment of Hypertension Enters into Phase 3 Clinical Stage in the U.S. and Europe

Osaka, Japan, July 19, 2007 — Takeda Pharmaceutical Company Limited ("Takeda") announced today that its investigational compound TAK-491 has entered into Phase 3 clinical stage in the U.S. and Europe. TAK-491 is an angiotensin receptor blocker (ARB) discovered by Takeda and its mechanism of action is to lower blood pressure by inhibiting action of a vasopressor hormone Angiotensin II.

TAK-491 is expected to show stronger anti-hypertensive action, and also to have superior profile in improving the insulin resistance and decreasing proteinuria, as compared to existing ARBs on the market.

"We are pleased with the progress of TAK-491's development stage into Phase 3 as this compound is expected to succeed our current mainstay product, Candesartan, an ARB," said Masaomi Miyamoto, Ph.D., General Manager of Pharmaceutical Development Division of Takeda. "In addition, together with our other existing product pioglitazone HCl, and investigational compounds such as SYR-322 and TAK-475 in the phase 3 clinical stage, we believe TAK-491 will further enhance our most important therapeutic areas of metabolic diseases; hypertension, diabetes, hypercholesterolemia, etc."

About Takeda Pharmaceutical Company Limited

Located in Osaka, Japan, Takeda is a research-based global company with its main focus on pharmaceuticals. As the largest pharmaceutical company in Japan and one of the global leaders of the industry, Takeda is committed to striving toward better health for individuals and progress in medicine by developing superior pharmaceutical products. Additional information about Takeda is available through its corporate website, www.takeda.com.

###

Takeda Responds to the FDA Advisory Committee Recommendation

Deerfield, IL, July 30, 2007 - Following a joint meeting today of the U.S. Food and Drug Administration (FDA) Endocrinologic and Metabolic Drugs Advisory Committee and the Drug Safety and Risk Management Advisory Committee, Takeda Global Research & Development (TGRD) underscores its position that ACTOS® (pioglitazone HCl) offers a proven safety profile regarding the risk of cardiovascular disease.

"The breadth and depth of ACTOS data - encompassing more than 16,000 patients over the past 10 years- is consistent: Short- and long-term studies, both prospective and observational, studies in both humans and animals, all have shown no evidence that ACTOS is associated with an increased risk of heart attack or stroke," said Mehmood Khan, M.D., TGRD president. "Critical in this body of data is the PROactive (PROspective PioglitAzone Clinical Trial In MacroVascular Events) study, since the only scientific way to determine a medication's safety is a prospective, long-term trial."

About the PROactive Study

PROactive was a prospective, randomized, placebo-controlled outcomes trial. The PROactive study included 5,238 patients with type 2 diabetes and a history of macrovascular disease, who were force titrated up to 45 mg daily of either ACTOS or placebo. In this study, there was no difference in the number of macrovascular events between standard of care and ACTOS, and standard of care alone. Although there was no statistically significant difference between ACTOS and standard of care for the primary endpoint, there was no increase in mortality or total macrovascular events with ACTOS.

The ACTOS Prescribing Information was recently revised by the FDA to include this reassuring cardiovascular safety data. ACTOS is the only thiazolidinedione (TZD) with safety data from a cardiovascular outcomes trial in its label.

-more-

"Although drugs may be in the same class, they also can have different clinical effects due to differences in molecular structure, said Dr.Khan. "ACTOS is an effective and appropriate treatment option for people with type 2 diabetes. Since the introduction of ACTOS in August 1999, almost 70 million prescriptions have been written, covering more than 8 million patients and 4.5 million patient years."

Takeda has consistently emphasized the importance of physician education and patient safety in all communications involving ACTOS and has prioritized communicating the appropriate use of ACTOS in patients with type 2 diabetes. Advisory Committee meetings are discussions of pending applications and other public health matters. The FDA frequently convenes its panel of outside experts to provide guidance and recommendations; however, the agency is not bound to follow the recommendations. This joint committee meeting reviewed the cardiovascular ischemic/thrombotic risks of the thiazolidinediones, with focus on rosiglitazone, as presented by FDA and GlaxoSmithKline.

About ACTOS

ACTOS works by directly targeting insulin resistance, a condition in which the body does not efficiently use the insulin it produces to control blood glucose levels. ACTOS is taken once daily as an adjunct to diet and exercise, and is approved for use for type 2 diabetes as monotherapy to lower blood glucose and in combination therapy with insulin, sulfonylureas or metformin.

Additional Information

ACTOS is not for everyone. ACTOS can cause fluid retention that may lead to or worsen heart failure, so tell your doctor if you have a history of these conditions. Talk to your doctor immediately if you experience rapid weight gain, fluid

retention, or shortness of breath while taking ACTOS. If you have moderate to severe heart failure, ACTOS is not recommended. Your doctor should perform a blood test to check for liver problems before you start ACTOS and periodically thereafter.

Do not take ACTOS if you have active liver disease. Talk to your doctor immediately if you experience nausea, vomiting, stomach pain, tiredness, loss of appetite, dark urine, or yellowing of the skin. If you are of childbearing age, talk to your doctor before taking ACTOS as it could increase your chance of becoming pregnant. Some people taking ACTOS may experience flu-like symptoms, mild to moderate swelling of legs and ankles, and anemia. When taking ACTOS with insulin or sulfonylureas, you may be at risk for low blood sugar. Patients with diabetes should have regular eye exams. If you experience vision problems, consult your doctor immediately. Very rarely, some patients have experienced visual changes while taking ACTOS.

Please visit the ACTOS Web site at www.actos.com/ for Complete Prescribing Information.

-more-

Takeda Global Research & Development Center, Inc.

Based in Deerfield, Ill., and London, U.K., Takeda Global Research & Development Center, Inc. is a wholly owned subsidiary of Takeda Pharmaceutical Company Limited, the largest pharmaceutical company in Japan. Takeda Global Research & Development was established in 2004 and is responsible for Takeda's clinical research and development in the U.S. and Europe, supporting clinical and product development activity for Takeda commercial organizations in the U.S. - Takeda Pharmaceuticals North America, Inc, and in Europe: six sales and marketing companies, respectively. With a robust pipeline of compounds in development for diabetes, cardiovascular disease and other conditions, Takeda rapidly brings innovative products to market to improve patient health and enhance the practice of medicine. To learn more about the company, visit www.tgrd.com.

ACTOS® (pioglitazone HCl) is a registered trademark of Takeda Pharmaceutical Company Limited and used under license by Takeda Pharmaceuticals North America, Inc.

###

July 31, 2007

Takeda Pharmaceutical Company Limited

Notice regarding Acquisition of the Company's own shares

(Under the provisions of Articles of Incorporation pursuant to Article 165 (2) of the Corporation Law of Japan)

OSAKA, Japan, July 31, 2007 — Takeda Pharmaceutical Company Limited ("Takeda") announced that its Board of Directors resolved today acquisition of its own shares under Article 156 of the Corporation Law of Japan, as applied pursuant to Article 165 (3) of the Corporation Law, as detailed below:

1. Reason for acquisition of its own shares

For the purpose of improvement of capital efficiency, and promotion of expeditious financial strategies in accordance with the business environment.

2. Details of acquisition

(1) Class of shares to be acquired	: Shares of common stock
(2) Number of shares to be acquired	: Up to 13 million shares (equivalent to 1.46% of a total of issued shares)
(3) Total amount of shares to be acquired	: Up to 100 billion Yen
(4) Schedule of acquisition	: From August 1, 2007 to September 20, 2007

###

Takeda Pharmaceutical Company Limited

Exhibit A

12

SUMMARY OF FINANCIAL STATEMENTS (Consolidated)

First quarter results for the fiscal year ending March 31, 2008

These financial statements have been prepared for reference only, in accordance with accounting principles and practices generally accepted in Japan.

July 31, 2007

Takeda Pharmaceutical Company Limited
Listed exchanges: Osaka, Tokyo, Nagoya, Fukuoka, Sapporo
TSE Code : 4502
URL : http://www.takeda.co.jp/
Representative: Yasuchika Hasegawa, President
Contact : Hirofumi Inoue, General Manager, Corporate Communications Department
Tel : +81 3 3278-2037

1. First Quarter Consolidated Financial Results (April 1, 2007 to June 30, 2007) for the Fiscal Year Ending March 31, 2008

(1) Consolidated Operating Results

Millions of yen, rounded to the nearest million

(Percentages shown in columns below represent changes from the quarterly results for the same quarter in the previous year and the full-year results for the previous year, respectively.)

	Three months ended June 30, 2007		Three months ended June 30, 2006		Fiscal year ended March 31, 2007	
		Change %		*Change %*		*Change %*
Net sales	366,333	9.6	334,308	6.7	1,305,167	7.7
Operating income	153,121	15.9	132,083	0.2	458,500	13.8
Ordinary income	190,444	17.2	162,559	4.5	585,019	20.5
Net income	130,996	5.1	124,635	8.1	335,805	7.2
Earnings per share (¥)	¥152.74		¥141.30		¥386.00	
Earnings per share (diluted) (¥)	–		–		–	

(2) Consolidated Financial Position

Millions of yen, rounded to the nearest million

	As of June 30, 2007	As of June 30, 2006	As of March 31, 2007
Total assets	3,142,558	2,961,389	3,072,501
Net assets	2,555,209	2,384,769	2,461,116
Shareholders' equity ratio (%)	80.0	79.2	78.8
Shareholders' equity per share (¥)	¥2,937.67	¥2,674.68	¥2,816.28

2. Forecasts for Consolidated Results for the Year Ending March 31, 2008 (April 1, 2007 to March 31, 2008)
No review has been made to the forecasts announced at May 2007.

3. Other

(1) Significant changes in subsidiaries during the period
(changes in specified subsidiaries resulting in the change in consolidation scope): None

(2) Adoption of simplified accounting treatments: Adopted
[(Note) For details, refer to "4. Other" in [Descriptive Information and Financial Statements] in Page 4.]

(3) Differences in accounting treatments applied, as compared to previous fiscal year: None

Takeda

[Descriptive Information and Financial Statements]

1. Descriptive Information on Consolidated Operating Results
(1) Overview of Consolidated Operating Results for 1st Quarter

[Consolidated net sales]
Consolidated net sales increased ¥32.0 billion (9.6%) to ¥366.3 billion over the same period in the previous year.
- Net sales expanded mainly due to the significant sales growth of *Actos*, a drug for diabetes, by Takeda Pharmaceuticals North America, Inc. (TPNA), a U.S. subsidiary, and the growth of *Candesartan*, a drug, for treatment of hypertension.
- The impact of foreign exchange rate fluctuations increased revenues by ¥10.1 billion compared to the same period last year, as a result of the weakening of the yen against both the US dollar and the euro.
- The table below shows consolidated sales of major international strategic products:

Drug for treatment of diabetes *Pioglitazone* (Product name: *Actos*)	¥106.6 billion	Increase ¥22.6 billion (26.9%) from same period last year
Drug for treatment of hypertension *Candesartan* (Japan product name: *Blopress*)	¥55.4 billion	Increase ¥3.1 billion (5.9%) from same period last year
Drug for treatment of peptic ulcers *Lansoprazole* (Japan product name: *Takepron*)	¥40.8 billion	Increase ¥0.7 billion (1.7%) from same period last year
Drug for treatment of prostate cancer, breast cancer and endometriosis *Leuprorelin* (Japan product name: *Leuplin*)	¥33.8 billion	Increase ¥1.1 billion (3.3%) from same period last year

[Operating income]
Operating income increased ¥21.0 billion (15.9%) from the same period last year to ¥153.1 billion.
- Gross profit increased ¥30.1 billion (11.4%) from the same period last year to ¥294.6 billion.
- Operating income increased due to the increase in gross profit, which more than offset the increase of selling, general and administrative expenses by ¥9.1 billion (6.9%) from the same period last year to ¥141.5 billion.
- R&D expenses decreased by ¥3.3 billion (6.5%) from the same period last year due to the decrease in in-licensing expenses. This decrease was mainly due to large in-licensing transactions in the same period last year. Excluding the R&D expenses, selling, general and administrative expenses increased by ¥12.4 billion (15.1%), mainly due to the expanded selling expenses in TPNA.

[Ordinary income]
Ordinary income increased ¥27.9 billion (17.2%) from the same period last year to ¥190.4 billion.
- In addition to the increased operating income, the ¥6.8 billion expansion of non-operating income also contributed to the increase in ordinary income, supported by increased interest income and other factors.
- Equity in earnings of affiliated companies decreased ¥2.3 billion (13.4%) to ¥14.9 billion. Equity in the earnings of TAP Pharmaceutical Products Inc., a U.S. affiliated company reported by the equity method, decreased by ¥1.4 billion (9.2%) to ¥14.0 billion.

[Consolidated net income]
Consolidated net income for the first quarter increased ¥6.4 billion (5.1%) from the same period last year to ¥131.0 billion.
- Although extraordinary income decreased by ¥9.1 billion to ¥29.1 billion, this decrease was more than offset by the increase in ordinary income.
- Extraordinary income includes a gain from the transfer of shares of Wyeth K.K. and Takeda-Kirin Food Corporation.
- Earnings per share for the current first quarter increased ¥11.44 (8.1%) to ¥152.74.

(2) Quarterly Results by Segment

The following table shows sales and operating income for each business segment:

Type of business	Net sales		Operating income	
	Amount	Change from same period last year	Amount	Change from same period last year
Pharmaceuticals total	¥342.2 billion	Increase ¥32.2 billion	¥149.5 billion	Increase ¥21.2 billion
Ethical drugs	¥328.9 billion	Increase ¥32.3 billion		
<Japan>	<¥140.6 billion>	<Increase ¥5.0 billion>		
<Overseas>	<¥188.3 billion>	<Increase ¥27.3 billion>		
Consumer healthcare	¥13.4 billion	Decrease ¥0.1 billion		
Other	¥24.1 billion	Decrease ¥0.2 billion	¥3.6 billion	Decrease ¥0.1 billion
Total	¥366.3 billion	Increase ¥32.0 billion	¥153.1 billion	Increase ¥21.0 billion

Note: Sales figures for each segment refer to sales to outside customers.

[Pharmaceuticals segment]
Consolidated net sales by the Pharmaceuticals segment increased ¥32.2 billion (10.4%) to ¥342.2 billion. Operating income increased ¥21.2 billion (16.5%) to ¥149.5 billion.

- Sales by the Ethical drugs business increased ¥32.3 billion (10.9%) to ¥328.9 billion.
  Ethical drug sales in Japan increased by ¥5.0 billion (3.7%) from the same period in the previous year to ¥140.6 billion, due to sales expansion of *Blopress*, *Actos* and other major products, as well as ¥2.3 billion sales growth in the measles / rubella combined vaccine.

The following table shows sales results for major products in Japan.

Blopress (drug for hypertension treatment)	¥36.0 billion	Increase ¥2.5 billion (7.3%) from same period last year
Leuplin (drug for prostate cancer, breast cancer and endometriosis treatment)	¥17.5 billion	Increase ¥1.0 billion (6.1%) from same period last year
Takepron (drug for peptic ulcers treatment)	¥16.1 billion	Increase ¥1.2 billion (8.2%) from same period last year
Basen (drug for treatment of postprandial hyperglycemia)	¥14.3 billion	Decrease ¥1.1 billion (6.9%) from same period last year
Actos (drug for diabetic treatment)	¥10.3 billion	Increase ¥1.8 billion (21.8%) from same period last year

Sales of ethical drugs in overseas markets increased ¥27.3 billion (16.9%) to ¥188.3 billion compared to the same period in the previous year. The weaker yen also contributed to this growth.
Sales of *Actos* in the U.S. increased US$117 million (19.2%) to US$728 million from the same period last year, mainly owing to the expansion of its market share through TPNA's sales promotion activities, and the contribution of *ACTOplus Met* and other new products. Sales of *AMITIZA* (a drug for chronic idiopathic constipation launched on the market April 2006) expanded strongly by US$46 million to US$51 million partly due to the withdrawal of a competitor from the market. Sales of *ROZEREM* (a drug for insomnia treatment) also grew, from US$15 million to US$30 million.
In Europe net sales increased, supported by the growth in *Actos* sales and favorable impact of the weaker yen, while exports to licensees of *Lansoprazole* and other products declined.

- Consumer healthcare sales decreased ¥0.1 billion (0.9%) to ¥13.4 billion, mainly due to decreased sales of *Nicorette*.

[Other segment]
Sales by other businesses decreased ¥0.2 billion (0.7%) from the same period in the previous year to ¥24.1 billion. Operating income decreased ¥0.1 billion (2.9%) to ¥3.6 billion.

2. Descriptive Information on Consolidated Financial Position

Total assets as of the end of the first quarter (June 30, 2007) were ¥3,142.6 billion, an increase of ¥70.1 billion compared with the end of the previous fiscal year (March 31, 2007). Included in this increase are mainly cash and deposits and accounts receivables.
Net assets increased by ¥94.1 billion to ¥2,555.2 billion, due to increased shareholders' equity as well as the increase in the foreign currency translation adjustment account as a result of the weaker yen. In addition, Takeda purchased 3.63 million numbers of its own shares by ¥28.6 billion in this first quarter. Since May 2006, Takeda has conducted share buyback for seven times and purchased 32.54 million shares (¥242.0 billion).
Shareholders' equity ratio improved1.2 points from the end of the previous year, to 80.0%.

3. Research & Development

In seeking to enhance our R&D pipelines, which serve as sources for growth and the early launching of new products into the market, Takeda intensively invests its management resources in the core therapeutic areas of lifestyle-related diseases; oncology and urologic diseases (including gynecology); central nervous system diseases (including bone and joint disorders); and gastroenterology diseases, through the three strategic pillars of in-house research and development, product added value maximization, in-licensing and alliances. Major achievements of R&D activities during the current quarter are:

[In-house R&D]

- In July 2007, we started Phase III clinical trials for TAK-491, a drug for the treatment of hypertension, in Europe and the U.S. In comparison with the existing angiotensin II receptor blockers, TAK-491 is expected to show anti-hypertensive action, and also to have superior profile in improving the insulin resistance and decreasing proteinuria.

[Maximization of product added value]
<*Pioglitazone*> (Product name: *Actos*)

- In June 2007, we filed an application with the Ministry of Health, Labor and Welfare for an additional indication of *Actos* for concomitant therapy with insulin.

<*Risedronate* >(Japan product name: *Benet*)

- In April 2007, the Ministry of Health, Labor and Welfare approved *Benet* Tablet 17.5 mg, which is a once-a-week formulation, for the treatment of osteoporosis. It was launched in June 2007.

[In-licensing and alliance activities]

- In May 2007, we entered into an agreement with BioWa Inc. in the U.S., which provides us with a non-exclusive right to access to BioWa's patented POTELLIGENT®Technology platform for the development of antibody-dependent cellular cytotoxicity (ADCC) enhanced antibodies.
- In June 2007, we signed a collaboration agreement with Archemix in the U.S. concerning aptamer drugs.

4. Other

(1) Adoption of simplified accounting treatment

A simplified method is used for calculating the tax expense for this quarter, by multiplying the net income before tax for the quarter by the tax rate estimated to be applied for the full year.

Takeda

5. Consolidated Financial Statements (summary)

(1) Consolidated Balance Sheets (summary)

Millions of yen

Account	As of previous year end March 31, 2007	As of current Q1 end June 30, 2007	Increase (decrease)		(For reference) As of previous Q1 end (June 30, 2006)
	Amount	Amount	Amount	Increase (decrease) in percent	Amount
Assets					
Current assets	2,357,713	2,429,315	71,602	3.0	2,311,745
Cash and deposits	385,439	428,532	43,093		542,121
Notes and accounts receivable.	261,975	309,836	47,861		277,107
Marketable securities	1,414,497	1,402,685	(11,812)		1,209,922
Inventories	105,307	107,139	1,832		97,796
Fixed assets	714,788	713,243	(1,545)	(0.2)	649,643
Tangible fixed assets	238,446	239,173	727		229,685
Intangible fixed assets	10,788	10,367	(421)		6,969
Investments and other assets	465,554	463,703	(1,851)		412,990
[Investment securities]	[394,645]	[392,143]	[(2,502)]		[353,064]
Total assets	3,072,501	3,142,558	70,057	2.3	2,961,389
Liabilities					
Current liabilities	442,407	420,861	(21,546)	(4.9)	423,498
Long-term liabilities	168,978	166,488	(2,490)	(1.5)	153,121
Total liabilities	611,385	587,349	(24,036)	(3.9)	576,619
Net assets					
Shareholder's equity	2,216,686	2,260,629	43,943	2.0	2,190,647
[Retained earnings]	[2,297,438]	[2,369,993]	[72,555]		[2,138,202]
[Treasury stock]	[(193,932)]	[(222,544)]	[(28,612)]		[(60,733)]
Valuation and translation adjustments	203,559	253,256	49,697	24.4	155,499
[Unrealized gain on securities]	[186,045]	[186,292]	[247]		[165,750]
[Foreign currency translation adjustments]	[17,912]	[68,390]	[50,478]		[(10,171)]
Minority interests	40,871	41,324	453	1.1	38,623
Total net assets	2,461,116	2,555,209	94,093	3.8	2,384,769
Total liabilities and net assets	3,072,501	3,142,558	70,057	2.3	2,961,389

Takeda

(2) Consolidated Statements of Income (summary)

Millions of yen

Account \ Period	Previous Q1 Three months ended June 30, 2006	Current Q1 Three months ended June 30, 2007	Increase (decrease)		(For Reference) Previous full year (Twelve months ended March 31, 2007)
	Amount	Amount	Amount	Increase (decrease) in percent	Amount
Net sales*	334,308	366,333	32,025	9.6	1,305,167
Cost of sales	69,786	71,692	1,906	2.7	279,662
Gross profit	264,522	294,641	30,119	11.4	1,025,505
Selling, general and administrative expenses	132,439	141,520	9,081	6.9	567,005
[R&D expenses]	[50,563]	[47,267]	[(3,296)]	[(6.5)]	[193,301]
Operating income	132,083	153,121	21,038	15.9	458,500
Non-operating income	32,729	38,933	6,204	19.0	140,161
[Interest income]	[10,977]	[15,030]	[4,053]	[36.9]	[51,658]
[Dividend income]	[2,165]	[2,306]	[141]	[6.5]	[4,586]
[Equity in earnings of affiliates]	[17,252]	[14,946]	[(2,306)]	[(13.4)]	[66,201]
[Other non-operating income]	[2,335]	[6,652]	[4,317]	[184.9]	[17,715]
Non-operating expense	2,253	1,610	(643)	(28.5)	13,642
Ordinary income	162,559	190,444	27,885	17.2	585,019
Extraordinary income	38,234	29,135	(9,099)	(23.8)	40,360
Income before income taxes and minority interests	200,794	219,579	18,785	9.4	625,379
Income taxes	74,905	87,835	12,930	17.3	285,844
Minority interests	1,254	747	(507)	(40.4)	3,730
Net income	124,635	130,996	6,361	5.1	335,805

(*) Revenues relating to intellectual property rights included in net sales	17,585	18,061	476	2.7	52,453

(3) Segment Information

[Business Segment Information]

First quarter (April 1, 2006 – June 30, 2006) of fiscal year ended March 31, 2007

Millions of yen

	Pharmaceuticals	Other	Total	Eliminations / corporate	Consolidated
Net sales	310,046	24,262	334,308	–	334,308
Operating income	128,357	3,688	132,045	39	132,083

First quarter (April 1, 2007 – June 30, 2007) of fiscal year ending March 31, 2008

Millions of yen

	Pharmaceuticals	Other	Total	Eliminations / corporate	Consolidated
Net sales	342,242	24,091	366,333	–	366,333
Operating income	149,544	3,582	153,126	(6)	153,121

(For reference) Year ended March 31, 2007 (4/1/2006 - 3/31/2007)

Millions of yen

	Pharmaceuticals	Other	Total	Eliminations / corporate	Consolidated
Net sales	1,202,788	102,379	1,305,167	–	1,305,167
Operating income	448,206	10,247	458,454	47	458,500

Note 1: Sales figures refer to sales to outside customers.

Sales to outside customers

Millions of yen

		First quarter of FY ended March 31, 2007	First quarter of FY ending March 31, 2008	Increase (decrease)		(For reference) FY ended March 31, 2007
				Amount	Increase (decrease) in percent	
Pharmaceuticals	Ethical drugs	296,579	328,890	32,311	10.9	1,144,063
	[Domestic]	[135,574]	[140,609]	[5,035]	[3.7]	[514,944]
	[Overseas]	[161,005]	[188,281]	[27,276]	[16.9]	[629,119]
	Consumer healthcare	13,467	13,352	(115)	(0.9)	58,725
	Subtotal	310,046	342,242	32,196	10.4	1,202,788
Other		24,262	24,091	(171)	(0.7)	102,379
Total		334,308	366,333	32,025	9.6	1,305,167

Note 2: Main products of each business segment are as follows

Business segment	Business division	Main products
Pharmaceuticals	Ethical drugs	Ethical pharmaceuticals
	Consumer healthcare	OTC pharmaceutical products and quasi-drugs
Other	Bulk vitamins, reagents, clinical diagnostics, photographic film chemicals, inorganic industrial chemicals	

Takeda

6. Sales of international strategic products

Consolidated sales of international strategic products (ethical drugs)

Billions of yen

	First quarter of FY ended March 31, 2007	First quarter of FY ending March 31, 2008	Increase (decrease) in percent
Leuprorelin	32.7	33.8	3.3
Lansoprazole	40.2	40.8	1.7
Candesartan	52.3	55.4	5.9
Pioglitazone	84.0	106.6	26.9

Foreign exchange rate

Yen

	First quarter of FY ended March 31, 2007	First quarter of FY ending March 31, 2008	Increase (decrease)
US$ quarterly average April – June	115	121	6
Euro quarterly average April – June	144	163	19

(For reference) Sales of in-house ethical products*1

Billions of yen

	First quarter of FY ended March 31, 2007	First quarter of FY ending March 31, 2008	Increase (decrease) in percent
Overseas sales Including affiliated companies	212.4	241.4	13.6
Americas	165.2	190.3	15.2
Europe	42.6	45.0	5.6
Asia	4.6	6.1	32.3
Domestic sales (unconsolidated)	99.3	106.0	6.7
Total sales	**311.7**	**347.4**	**11.4**
Ratio of overseas sales	**68.1%**	**69.5%**	

(For reference)

Worldwide sales of international strategic products including affiliated companies[*1]

Billions of yen

	First quarter of FY ended March 31, 2007	First quarter of FY ending March 31, 2008	Increase (decrease) in percent
Leuprorelin			
Worldwide sales	47.4	47.5	0.3
Japan	16.5	17.5	6.1
Americas	19.8	19.1	(3.2)
Europe	10.5	9.9	(5.5)
Asia	0.6	1.0	61.2
Lansoprazole			
Worldwide sales	96.8	98.5	1.7
Japan	14.9	16.1	8.2
Americas	70.1	71.0	1.2
Europe	11.0	10.3	(6.6)
Asia	0.8	1.1	32.9
Candesartan[*2]			
Worldwide sales	52.4	55.6	6.0
Japan	33.5	36.0	7.3
Americas, Europe, Asia	18.9	19.7	3.7
Pioglitazone			
Worldwide sales	84.2	107.0	27.0
Japan	8.5	10.3	21.8
Americas	70.0	88.0	25.8
Europe	5.1	7.5	47.9
Asia	0.7	1.2	59.2

*1: Figures include sales by companies accounted for by the equity method (i.e., companies in which Takeda owns 50% or less of the shares, such as TAP). Accordingly, simple summations of these figures do not agree with figures stated in consolidated financial statements.

*2: Because export sales of *Candesartan* to licensees are recorded under a single route, worldwide sales of this product are divided into only two segments (Japan and Americas/Europe/Asia).

Takeda

7. Top 15 domestic ethical drugs by sales

Billions of yen

Rank	Product name	Launched Month/Year	Category	First quarter of FY ended March 31, 2007	First quarter of FY ending March 31, 2008	Increase (decrease) in percent
1	*Blopress*	6/99	Hypertension	33.5	36.0	7.3
2	*Leuplin*	9/92	Prostate cancer, breast cancer and endometriosis	16.5	17.5	6.1
3	*Takepron*	12/92	Peptic ulcers	14.9	16.1	8.2
4	*Basen*	9/94	Diabetes	15.4	14.3	(6.9)
5	*Actos*	12/99	Diabetes	8.5	10.3	21.8
6	*Benet*	5/02	Osteoporosis	4.6	5.2	11.3
7	*Embrel*	3/05	Rheumatoid arthritis	2.4	4.1	70.8
8	*Isovorin*	10/99	Anti-neoplastic adjuvant	3.6	3.5	(1.2)
9	*Seltouch*	9/93	Topical NSAID	3.4	3.3	(5.2)
10	*Takeda freeze-dried live attenuated measles / rubella combined vaccine*	1/06	Vaccine for measles /rubella	0.7	2.9	345.5
11	*Pansporin*	2/81	Antibiotics	3.0	2.8	(6.9)
12	*Glovenin*	11/91	Immuno-globulin	2.2	2.2	0.2
13	*Dasen*	11/68	Anti-inflammatory enzyme	2.2	2.0	(8.2)
14	*Rheumatrex*	8/99	Rheumatoid arthritis	1.8	1.9	8.2
15	*Firstcin*	8/95	Antibiotics	1.8	1.7	(7.3)

8. Top 5 consumer healthcare and non-pharmaceutical products by sales

Billions of yen

Rank	Product name	First quarter of FY ended March 31, 2007	First quarter of FY ending March 31, 2008	Increase (decrease) in percent
1	*Alinamin tablets*	3.5	3.6	3.4
2	*Alinamin health tonics*	3.2	3.1	(0.8)
3	*Biofermin*	1.5	1.6	6.5
4	*Borraginol*	1.0	1.0	(0.5)
5	*Nicorette*	1.2	1.0	(19.3)

Takeda

9. Development activities

■ New Compounds

Development code <generic name>	Drug Class (administration route)	Indications	Stage	In-house / In-license
TAK-242 <->	TLR4 signal transduction inhibitor (Injection)	Severe sepsis	Jpn P-III U.S. P-III EU P-III	In-house
TAK-375 <ramelteon>	MT_1/MT_2 receptor agonist (oral)	Insomnia Alzheimer's sleep / wake disturbance Circadian rhythm sleep disorder (CRSD)	Jpn P-III EU Filed (Mar 07) U.S. P-II U.S. P-II	In-house
TAK-475 <lapaquistat acetate>	Squalene synthase inhibitor (oral)	Hypercholesterolemia	U.S. P-III EU P-III Jpn P-II	In-house
TAK-390MR <dexlansoprazole>	Proton pump inhibitor (oral)	Erosive esophagitis and non-erosive gastro-esophageal reflux disease	U.S. P-III Jpn P-I	In-house
SYR-322 <alogliptin>	DPP-4 inhibitor (oral)	Diabetes mellitus	U.S. P-III EU P-III Jpn P-II	In-house
TAK-491 <->	Angiotensin II receptor antagonist (oral)	Hypertension	U.S. P-III EU P-III	In-house
AF37702 <->	Synthetic, peptide-based erythropoiesis-stimulating agent (Injection)	Chronic kidney disease (CKD) / cancer-related anemia	U.S. P-II EU P-II Jpn P-I / II	In-license (Affymax)
TAK-428 <->	Neurotrophic factor production accelerator (oral)	Diabetic neuropathy	U.S. P-II EU P-II	In-house
TAK-536 <azilsartan>	Angiotensin II receptor antagonist (oral)	Hypertension	U.S. P-II EU P-II Jpn P-I	In-house
TAK-583 <->	Neuropathic pain-improving drug (oral)	Post-herpetic neuralgia Diabetic neuropathy	U.S. P-II EU P-II U.S. P-II EU P-II Jpn P-II	In-house
LY333531 <ruboxistaurin>	PKCβ inhibitor (oral)	Diabetic maculopathy	Jpn P-II	In-license (Eli Lilly)
R-851 <->	Immune response modifier (topical)	Human papillomavirus (HPV) infection	U.S. P-II EU P-II	In-license (3M)
EMD72000 <matuzumab>	Humanized, monoclonal antibody (MAb) against the human EGFR (Injection)	Gastric cancer, non-small cell lung cancer (NSLC), colorectal cancer	U.S. P-II EU P-II Jpn P-II	In-license (Merck KGaA)
ATL-962 <cetilistat>	Lipase inhibitor (oral)	Obesity	Jpn P-II	In-license (Alizyme)
SYR-472 <->	DPP-4 inhibitor (oral)	Diabetes mellitus	U.S. P-II EU P-II	In-house

Takeda

■ Additional indications/new formulations

Development code <generic name> Brand name (country/region)	Drug Class	Indications or formulations	Stage	In-house / In-license
SPI-0211 < lubiprostone >	Chloride channel opener (oral)	Constipation-predominant Irritable Bowel Syndrome	U.S. Filed (Jun 07)	In-license. (Sucampo) P-III conducted by Sucampo
TAP-144-SR < leuprorelin acetate > Leuplin (Jpn) Lupron Depot (U.S.) Enantone, etc. (EU ; Asia)	LH-RH agonist	6-month depot/prostate cancer	EU (Ger) Filed (Jun 05) EU (Ita) Filed (Oct 05) EU (Fra) Filed (Nov 05)	In-house
AG-1749 < lansoprazole > Takepron (Jpn, Asia) Prevacid (U.S., Asia) Ogast, Agopton, Lansox, etc. (EU)	Proton pump inhibitor	Secondary eradication of Helicobacter pylori	Jpn Filed (Aug 06)	In-house
		NSAID-induced ulcer	Jpn P-III	
TCV-116 <candesartan cilexetil> Blopress (Jpn, EU, Asia) Amias, Kenzen, etc. (EU)	Angiotensin II receptor blocker	Fixed combination with diuretic	Jpn P-III EU P-III	In-house
		High dose	Jpn P-III	
		Outcome study, DIRECT (Diabetic REtinopathy Candesartan Trial)	EU P-III	
AD-4833 < pioglitazone hydrochloride > Actos (Jpn, U.S., EU, Asia)	Insulin resistance-improving drug	Combination drug of Actos / Metformin XT	US Filed (Mar 06)	In-house
		Reduction of the risk of macrovascular events in patients with type 2 diabetes mellitus and pre-existing macrovascular disease (PROactive)	The results from PROactive study were added into the labelings, EU (Jan 07), U.S. (Feb 07)	
		Delay in progression of Atherosclerosis	U.S. P-III	
		Concomitant therapy with metformin	Jpn Filed (Jan 07)	
		Concomitant therapy with insuline	Jpn Filed (Jun 07)	
AO-128 < voglibose > Basen (Jpn, Asia)	α-glucosidase inhibitor	Impaired glucose tolerance (IGT)	Jpn P-III	In-house
NE-58095 < risedronate > Benet (Jpn)	Bone resorption inhibitor	Once-a-week formulation	Jpn Approved (Apr 07)	In-license (Ajinomoto)
		Paget's disease	Jpn P-III	

■ Recent progress in stage (since April 2007)

Development code	Indications	Brand name (country/region)	Progress in stage
SPI-0211	Constipation-predominant Irritable Bowel Syndrome	U.S.	Filed (Jun 07)
TAK-491	Hypertension	U.S./EU	P-III
SYR-472	Diabetic	U.S./EU	P-II

■ Discontinuance (since April 2007)

Development code	Indications (stage)	Reason
Combination drug of Actos / TAK-536	Diabetic/Hypertension (P-III)	Considering the delay of project to improve the pharmaceutical formulation and Takeda's overall development projects in the franchises of cardiovascular and diabetes.

July 31, 2007

Ajinomoto Co., Inc
Takeda Pharmaceutical Company Limited

Ajinomoto and Takeda submits Additional Indication for Paget's Disease of Bone for Risedronate Sodium Hydrate designated as Orphan Drug

July 31, 2007 — Ajinomoto Co., Inc. ("Ajinomoto") and Takeda Pharmaceutical Company Limited ("Takeda") jointly announced today that both parties have submitted an Additional Indication to the Ministry of Health, Labor and Welfare (MHLW) in Japan to seek marketing approval of risedronate sodium hydrate (generic name) for the treatment of Paget's disease of bone as an orphan drug.

Paget's disease of bone is a metabolic disorder of unknown etiology, and it causes deformity and thickening of the bone due to its excessive bone formation, which may lead to pain, bone fracture and osteosarcoma. There surely are unmet needs for the effective treatment for this disease, while prevalence of this disease in Japan is 200 - 300 cases. Under this situation, phase III clinical trial of Paget's disease of bone had been conducted in Japan by Ajinomoto and Takeda, and the orphan drug designation allowed priority review of application for this additional indication.

Risedronate sodium hydrate is a bisphosphonate antiosteoporotic agent, which was originally synthesized by Norwich Eaton Pharmaceuticals, Inc, in the United State, which was a subsidiary of the Procter & Gamble Company at that time, and now is Procter & Gamble Pharmaceuticals Inc.. In Japan, a once-daily formulation of this agent was launched in May 2002 and a once-a-week formulation was launched in June 2007 for the treatment of a osteoporosis.

In Japan, risedronate sodium hydrate is being marketed under the brand names, "Actonel® 2.5mg, 17.5mg tablets" and "Benet ® 2.5mg, 17.5mg tablets", for the treatment of osteoporosis by Eisai (supplied by Ajinomoto) and Takeda respectively.

###

Contact: Ajinomoto Co., Inc. Pharmaceutical Personnel & Risk Management Department Pharmaceutical Company Tel: +81 3-6280-9500 (Tokyo)	Takeda Pharmaceutical Company Limited Corporate Communications Department Public Relations/Investor Relations Tel: +81 3-3278-2037 (Tokyo)

August 1, 2007

Tobira Therapeutics, Inc.
Takeda Pharmaceutical Company Limited

Takeda to License CCR5 Antagonists for Treatment of HIV Infection to Tobira Therapeutics, Inc.

Osaka, Japan and San Diego, August 1, 2007 - Takeda Pharmaceutical Company Limited ("Takeda") and Tobira Therapeutics, Inc. ("Tobira") today announced that they have entered into an agreement pursuant to which exclusive worldwide rights to develop, manufacture and commercialize Takeda's anti-HIV investigational compounds TAK-220 and TAK-652 are granted to Tobira.

Upon conclusion of the agreement, Takeda will receive from Tobira an upfront payment as well as development and commercialization milestone payments and royalty on sales of products. Further details of economic conditions are not disclosed.

TAK-652 and TAK-220 are CCR5 antagonists that can be administered orally and bind CCR5 receptors to interfere with the entry of the HIV-1 virus into macrophages and activated T-cells by inhibiting fusion between viral and cellular membranes.
This mechanism of action is different from those currently used for treatment of HIV infection such as nucleoside reverse transcriptase inhibitors and protease inhibitors. TAK-220 and TAK-652 are currently in Phase I clinical development in the U.S. and Europe. All future development activities in these territories will be conducted by Tobira.

"We are delighted to have the opportunity to further develop TAK-652, a potentially "best in class" and TAK-220. Tobira's focus is treatment of HIV infection and we look forward to working with researchers, the HIV community and other important partners to bring these compounds to market as expeditiously as possible for the benefit of patients and their loved ones" said James Sapirstein, CEO of Tobira.

"We expect that the development activities will be successfully conducted by Tobira, whose management team has excellent expertise in the field of research and development of anti-HIV investigational compounds, so that these compounds will offer new treatment options for this disease.", said Dr. Kiyoshi Kitazawa, Ph.D., Managing Director, General Manager, Strategic Product Planning Department of Takeda.

About Tobira Therapeutics, Inc.

Tobira Therapeutics is a private biopharmaceutical company which is focused on developing and commercializing innovative antiviral compounds to treat HIV disease. The company was founded in 2006 by Eckard Weber, MD, a partner at the venture capital firm Domain Associates, to develop novel treatments for HIV disease. Tobira has assembled a highly experienced management team with decades of clinical and commercial development experience specifically in HIV.

About Takeda Pharmaceutical Company Limited

Located in Osaka, Japan, Takeda is a research-based global company with its main focus on pharmaceuticals. As the largest pharmaceutical company in Japan and one of the global leaders of the industry, Takeda is committed to striving toward better health for individuals and progress in medicine by developing superior pharmaceutical products. Additional information about Takeda is available through its corporate website, www.takeda.com.

082-35071

August 2, 2007

Santhera Pharmaceuticals
Takeda Pharmaceutical Company Limited

Santhera and Takeda Extend European Marketing Collaboration for SNT-MC17 into Duchenne Muscular Dystrophy

Liestal, Switzerland and Osaka, Japan, August 2, 2007 - Santhera Pharmaceuticals (SWX: SANN, "Santhera"), a Swiss specialty pharmaceutical company with a focus on neuromuscular diseases, and Takeda Pharmaceutical Company Limited (TSE: 4502, "Takeda"), today announced they have extended their existing commercialization partnership for SNT-MC17 (INN: idebenone) in the European Union and Switzerland to cover the compound's second indication of Duchenne Muscular Dystrophy (DMD). SNT-MC17 is currently in a Phase II clinical trial in Europe for DMD. Results of this trial are expected to be released later this year.

Under the agreement, Santhera grants exclusive marketing rights in the EU and Switzerland to Takeda and will receive an upfront payment of EUR 2 million and milestone payments upon initiation of a Phase III pivotal trial and further milestones upon filing and granting of marketing authorization in Europe, totaling EUR 18 million. In addition, Santhera will receive running royalty income from Takeda once the product is marketed, on terms which are identical to those in the earlier agreement covering SNT-MC17 in Friedreich's Ataxia (FRDA), signed by the two companies in July 2005.

In addition, to support its planned regulatory filings for SNT-MC17 for DMD in the US and Canada, Santhera will reference the preclinical and clinical data generated by Takeda in its earlier development programs of the compound. In North America, Santhera plans to market SNT-MC17 for FRDA and DMD, as well as other possible indications, via its own specialty sales force. Santhera has been granted orphan drug designation for SNT-MC17 in DMD in both the EU and the US. SNT-MC17 is currently in a Phase II clinical trial for DMD at the University of Leuven, Belgium. Results from this study are expected later in 2007.

Preclinical data demonstrate that long-term administration of SNT-MC17 shows improvement in several clinically relevant functional cardiac parameters as well as an increase in endurance exercise performance in the mdx mouse, a well characterized animal model for DMD. These data were recently presented at the American Academy of Neurology's 59th Annual Meeting in Boston/MA.

"We are pleased to have signed a second agreement with Santhera covering the European marketing rights of SNT-MC17 for the additional indication of DMD," said Yasuchika Hasegawa, President of Takeda. "DMD and FRDA are both extremely serious neuromuscular disorders where there are currently no drug treatments specifically approved for these indications and we look forward to being in a position to introduce SNT-MC17 to European patients with these diseases."

"Takeda's desire to secure marketing rights to SNT-MC17 for DMD in Europe at this stage of development reflects our shared confidence in the product for this second indication," said Klaus Schollmeier, Chief Executive Officer of Santhera. "Given our very positive existing partnership with Takeda, this second agreeement is a logical next step to further explore the therapeutical and commercial potential of our lead compound SNT-MC17."

About Duchenne Muscular Dystrophy (DMD)

DMD is the most common and devastating type of muscular degeneration and results in rapidly progressive muscle weakness. It is a genetic, degenerative disease that is inherited in an X-linked recessive mode. DMD affects approximately 30,000 patients in the USA, EU, and Japan and its incidence is approximately 1 in 3,500 live born males. Women can be carriers of DMD but usually exhibit no symptoms. DMD is characterized by a complete loss of the protein dystrophin, leading to impaired calcium homeostasis and elevated oxidative stress in muscle cells. This results in

progressive muscle weakness and wasting. The average age of onset is between 3 and 5 years of age with a loss of ambulation in teenage patients. Dilated cardiomyopathy is commonly associated with this chronic disease leading to early morbidity and mortality in DMD patients, frequently in their thirties.

References

Gunnar M. Buyse et al., A Long-term Blinded Controlled Efficacy Study of SNT-MC17/Idebenone in the Dystrophin-Deficient MDX Mouse, abstract and poster presented at the American Academy of Neurology's 59th Annual Meeting in Boston, MA, April 28 to May 5, 2007.

###

About Santhera

Santhera Pharmaceuticals (SWX: SANN) is a Swiss specialty pharmaceutical company focusing on the discovery, development and marketing of small molecule pharmaceutical products for the treatment of severe neuromuscular diseases. Santhera's vision is to become a leading specialty pharmaceutical company offering therapies for a number of indications in this area of high unmet medical need which includes many orphan indications with no current therapy.

Santhera currently has four clinical-stage development programs, three of which are investigating its lead compound, SNT-MC17 (INN: idebenone), in the treatment of Friedreich's Ataxia (FRDA), Duchenne Muscular Dystrophy (DMD) and Leber's Hereditary Optic Neuropathy (LHON). The fourth clinical program is investigating JP-1730 (INN: fipamezole) for the treatment of Dyskinesia in Parkinson's Disease (DPD) in cooperation with Juvantia, the compound's owner. The most advanced program, SNT-MC17 in FRDA, is currently in preparation for Marketing Authorization Approval (MAA) filing in Europe and in Phase III clinical development in the US while the other clinical programs are in Phase II. For further information, please visit www.santhera.com.

About Takeda

Located in Osaka, Japan, Takeda (TSE:4502) is a research-based global company with its main focus on pharmaceuticals. As the largest pharmaceutical company in Japan and one of the global leaders of the industry, Takeda is committed to striving toward better health for individuals and progress in medicine by developing superior pharmaceutical products.

Aiming to become an "R&D-driven world-class pharmaceutical company", Takeda is enhancing its R&D pipeline by concentrating its management resources for that purpose in the following selected core therapeutic areas:

* metabolic diseases,
* oncology and urological diseases
* central nervous system disorders, bone/joint diseases
* gastroenterological diseases

Additional information about Takeda is available through its corporate website, www.takeda.com.

For Further Information, Contact

Santhera Pharmaceuticals

Klaus Schollmeier, Chief Executive Officer
phone: +41 (0)61 906 89 52
klaus.schollmeier@santhera.com

Barbara Heller, Chief Financial Officer

phone: +41 (0)61 906 89 54
barbara.heller@santhera.com

Thomas Staffelbach, VP Public & Investor Relations
phone: +41 (0)61 906 89 47
thomas.staffelbach@santhera.com

Media Contacts: Citigate Dewe Rogerson

David Dible
phone: +44 207 638 95 71
david.dible@citigate.dr.co.uk

Valerie Auffray
phone: +44 207 638 95 71
valerie.auffray@citigatedr.co.uk

Takeda

Seizo Masuda
phone: +81-3-3278-2037
masuda_seizo@takeda.co.jp

Disclaimer/Forward-looking Statements

This news release is not and under no circumstances is to be construed as a solicitation, offer, or recommendation, to buy or sell securities issued by either Santhera or Takeda. Both Santhera and Takeda make no representation (either express or implied) that the information and opinions expressed in this news release are accurate, complete or up to date. Santhera and Takeda disclaim, without limitation, all liability for any loss or damage of any kind, including any direct, indirect or consequential damages, which might be incurred in connection with the information contained in this news release.

Forward-looking statements and other information contained in this release involve risks and uncertainties. Such statements reflect the current views, intentions and estimates of Santhera and Takeda. They are based on assumptions that may be inaccurate. Results could differ materially from those anticipated. Certain of these forward-looking statements can be identified by the use of forward-looking terminology such as "believe", "expect", "may", "are expected to", "will", "will continue", "should", "would be", "seek" or "anticipate" or by discussions of strategy, plans or intentions. Furthermore, Santhera and Takeda do not assume any obligation to update these forward-looking statements.

August 17, 2007

Santhera Pharmaceuticals
Takeda Pharmaceutical Company Limited

European EMEA acceptance of Marketing Authorization Application filing for SNT-MC17 in Friedreich's Ataxia by Santhera

Liestal, Switzerland and Osaka, Japan, August 16, 2007 – Santhera Pharmaceuticals (SWX: SANN, "Santhera"), a Swiss specialty pharmaceutical company with a focus on neuromuscular diseases, and Takeda Pharmaceutical Company Limited (TSE:4502, "Takeda"), jointly announced today that the European Medicines Agency (EMEA) has accepted the filing of Marketing Authorization Application (MAA) for Santhera's lead compound SNT-MC17 (INN: idebenone, originally developed by Takeda) for the treatment of Friedreich's Ataxia (FRDA). SNT-MC17, which has been granted orphan drug designation in the EU, could become the first approved product for the treatment of FRDA and will be marketed in Europe by Santhera's partner Takeda. SNT-MC17 has shown clinical efficacy in FRDA patients on neurological as well as cardiac endpoints in several clinical studies and proved to be well tolerated in all studies so far.

In a recently completed clinical trial conducted in collaboration with the US National Institutes of Health (NIH), Santhera tested the efficacy of three doses of SNT-MC17 in patients with FRDA. Study results were announced in fall 2006. The MAA file includes data generated in this collaborative study with the NIH analyzing a variety of neurological and cardiac outcome measures, supported by data from earlier clinical trials in FRDA conducted by academic institutions that demonstrated efficacy primarily in the treatment of the cardiac symptoms of this devastating disease. The MAA recommends a starting dose of 450 mg/day for patients below 45 kg body weight and 900 mg/day for patients of 45 kg or above body weight, with the option for the treating physician to use higher doses if needed.

The MAA file includes safety data generated by Santhera with SNT-MC17 as well as safety data from Takeda generated in its earlier preclinical and clinical development program with idebenone for the treatment of Alzheimer's disease. Santhera believes that the compound has the potential to be granted European marketing approval for the treatment of FRDA in the second half of 2008.

A milestone payment of EUR 3 million to Santhera from its European marketing partner Takeda is triggered by the EMEA's acceptance of the SNT-MC17 MAA filing.

Santhera has decided, despite the MAA filing, to continue its ongoing Phase III clinical trial with SNT-MC17 in Europe to collect additional safety and efficacy data in a wider population of FRDA patients, particularly for doses up to 1350 mg/day and 2250 mg/day in the two body weight groups. Santhera amended the study protocol based on the findings of the NIH study to primarily evaluate the benefits of SNT-MC17 on the neurological aspects of FRDA. Santhera also offers all FRDA patients that participate and complete the EU Phase III trial the opportunity to enroll in an open label extension study where patients will receive high dose SNT-MC17.

Klaus Schollmeier, Santhera's CEO commenting on today's announcement said: "We are excited about filing the MAA submission for our first product. This was achieved as a combined effort of our specialists and the support we have received from our business partners, in particular from our marketing partner Takeda. Everyone at Santhera is very positive that we may be able to provide Friedreich' Ataxia patients with the first pharmaceutical product that is approved for the treatment of this devastating disease."

Yasuchika Hasegawa, Takeda's President said: "We are pleased with this important progress in development of SNT-MC17 for FRDA by Santhera, while there is currently no effective pharmacological treatment for this disease. We expect that our joint efforts with Santhera bring notable benefit to the patients with FRDA."

In August 2005, Santhera and Takeda signed an agreement under which Santhera granted exclusive marketing rights for SNT-MC17 in FRDA in the EU and in Switzerland to Takeda. Earlier this month, the two companies have announced the extension of this marketing partnership in Europe to cover also SNT-MC17's second potential indication, Duchenne Muscular Dystrophy (DMD).

About Friedreich's Ataxia (FRDA)

Friedreich's Ataxia (FRDA) is a rare but severe genetic neuromuscular disorder that results in the degeneration of an individual's nerve and muscle tissue. This disorder causes loss of muscle control, uncoordinated movements, muscle wasting and thickening of heart walls which frequently leads to a shortened life span. FRDA affects both Caucasian males and females equally and it is estimated that about 20,000 patients suffer from the disease in both North America and Europe. Average life expectancy for FRDA patients is limited to approximately 35 to 50 years.

The disorder results from a genetic defect in the gene encoding for frataxin. Reduced levels of this protein ultimately result in impaired energy production in mitochondria, the cells' energy production centers, and elevated oxidative stress. Tissues that have the highest need for energy, in particular nerve and cardiac tissues, are primarily affected by frataxin deficiency resulting in pathological changes in heart muscle anatomy and function and loss of nerve cells. SNT-MC17 is believed to improve the balance and flow of electrons within the mitochondria, therefore increasing the energy production within nerve and muscle cells of FRDA patients, protecting these cells from cell death. A number of clinical trials have provided strong evidence that SNT-MC17 may offer an effective treatment option for FRDA associated heart wall thickening (cardiomyopathy). In addition, data from the collaborative NIH clinical trial suggest positive effects on neurological function.

* * *

About Santhera

Santhera Pharmaceuticals (SWX: SANN) is a Swiss specialty pharmaceutical company focusing on the discovery, development and marketing of small molecule pharmaceutical products for the treatment of severe neuromuscular diseases. Santhera's vision is to become a leading specialty pharmaceutical company offering therapies for a number of indications in this area of high unmet medical need which includes many orphan indications with no current therapy.

Santhera currently has five clinical-stage development programs, three of which are investigating its lead compound, SNT-MC17 (INN: idebenone), in the treatment of Friedreich's Ataxia (FRDA), Duchenne Muscular Dystrophy (DMD) and Leber's Hereditary Optic Neuropathy (LHON). Another clinical program is investigating JP-1730 (INN: fipamezole) for the treatment of Dyskinesia in Parkinson's Disease (DPD) in cooperation with Juvantia, the compound's owner. The fifth program comprises SNT-317 (INN: omigapil) in Congenital Muscular Dystrophies (CMD), a compound in-licensed from Novartis. The most advanced program, SNT-MC17 in FRDA, is currently in Marketing Authorization Approval process in Europe and in Phase III clinical development in the US while the other clinical programs are in Phase II. For further information, please visit www.santhera.com.

About Takeda

Located in Osaka, Japan, Takeda (TSE:4502) is a research-based global company with its main focus on pharmaceuticals. As the largest pharmaceutical company in Japan and one of the global leaders of the industry, Takeda is committed to striving toward better health for individuals and progress in medicine by developing superior pharmaceutical products.

Aiming to become an "R&D-driven world-class pharmaceutical company", Takeda is enhancing its R&D pipeline by concentrating its management resources for that purpose in the following selected core therapeutic areas:

- lifestyle-related diseases,
- oncology and urological diseases
- central nervous system disorders, bone/joint diseases
- gastroenterological diseases

Additional information about Takeda is available through its corporate website, www.takeda.com.

For Further Information, Contact
Santhera Pharmaceuticals
Klaus Schollmeier, Chief Executive Officer
phone: +41 (0)61 906 89 52
klaus.schollmeier@santhera.com

Barbara Heller, Chief Financial Officer
phone: +41 (0)61 906 89 54
barbara.heller@santhera.com

Thomas Staffelbach, Public & Investor Relations
phone: +41 (0)61 906 89 47
thomas.staffelbach@santhera.com

Media Contacts: Citigate Dewe Rogerson
David Dible
phone: +44 207 638 95 71
david.dible@citigate.dr.co.uk

Takeda Pharmaceutical Company Limited
Seizo Masuda
phone: +81-3-3278-2037
masuda_seizo@takeda.co.jp

August 24, 2007

Takeda Pharmaceutical Company Limited
AstraZeneca K.K.
Mitsubishi Pharma Corporation
Eisai Co., Ltd.

Approval of an additional dosage and administration for secondary eradication of Helicobacter pylori for proton pump inhibitors in Japan

Osaka and Tokyo, Japan, August 24, 2007 — It is announced today that an additional dosage and administration for secondary eradication of Helicobacter pylori ("H. pylori") for proton pump inhibitors ("PPI") currently marketed in Japan[*] was approved on August 23, by the Japanese Ministry of Health, Labour and Welfare. The Secondary eradication regimen consists of a PPI, amoxycillin and metronidazole, which is applicable following the failure of eradication with the already approved triple therapy, a PPI, amoxycillin and clarithromycin.

[*]Lansoprazole	(tradename: Takepron®, marketed by Takeda Pharmaceutical Company Limited)
Omeprazole	(tradenames: Omepral® and Omeprazon®, marketed by AstraZeneca K.K. and Mitsubishi Pharma Corporation, respectively)
Rabeprazole sodium	(tradename: Pariet®, marketed by Eisai Co., Ltd.)

H. pylori is one of the bacteria commonly existing in the human stomach and is known to have the pivotal role in the onset of peptic ulcers. The eradication of H. pylori is therefore an effective treatment for the prevention of recurrence of peptic ulcers, remarkably lowering the recurrence rate for patients with a history of peptic ulcers.

Currently in Japan, triple therapy with a PPI, amoxycillin and clarithromycin is being prescribed, however, H. pylori is still not eradicated in 10 to 20% of patients. Additionally, it is difficult to eradicate H. pylori with this triple therapy even if it is repeated in this resistant patient population. The newly approved triple therapy regimen, replacing clarithromycin with metronidazole, has proven to be effective in the eradication of H. pylori in a variety of clinical studies conducted both in Japan and overseas.

It is expected that the approval of the secondary eradication of H. pylori will highly contribute to improvement in the Quality of Life of the patients with peptic ulcers by lowering the recurrence rate.

###

<Approved administration and dosage >

Lansoprazole:

lansoprazole 30mg, amoxycillin 750mg (potency) and metronidazole 250mg, b.i.d., for seven days

Omeprazole:

omeprazole 20mg, amoxycillin 750mg (potency) and metronidazole 250mg, b.i.d., for seven days

Rabeprazole sodium:

rabeprazole sodium 10mg, amoxycillin (potency) 750mg and metronidazole 250mg, b.i.d., for seven days

<Processes of approval of this dosage and administration>

In July 2005, The Japanese Society for Helicobacter Research submitted a request to the Japanese Ministry of Health, Labour and Welfare, for the reimbursement of this secondary eradication regimen under the National Health Insurance. All the companies which are marketing PPI and also some of those which are marketing amoxycillin or metronidazole submitted a joint application in August 2006 without conducting clinical studies, and it was approved based on the scientific evidence of clinical findings both in Japan and overseas and also on the approval of this dosage and administration already granted in overseas countries. The proposed administration and dosage was recognized to offer medical/pharmacological benefits, thus, was approved.

###

Contacts:

Takeda Pharmaceutical Company Limited
Corporate Communications Dept., Tel: +81-3-3278-2037

AstraZeneca K.K.
Corporate Communications, Tel: +81-6-6453-8011

Mitsubishi Pharma Corporation
Public Relations & Investor Relations Dept., Tel: +81-6-6201-1696

Eisai Co., Ltd.
Corporate Communications Dept., Tel: +81-3-3817-5120

August 30, 2007

Takeda Pharmaceutical Company Limited

Takeda's Investigational Compound TAK-536 for Treatment of Hypertension Enters into Phase 2 Clinical Stage in Japan

Osaka, Japan, August 30, 2007 — Takeda Pharmaceutical Company Limited ("Takeda") announced today that its investigational compound TAK-536 has entered into Phase 2 clinical stage in Japan. TAK-536 is an angiotensin receptor blocker (ARB) discovered by Takeda and its mechanism of action is to lower blood pressure by inhibiting action of a vasopressor hormone Angiotensin II.

TAK-536 is expected to show stronger anti-hypertensive action, and also to have superior profile in improving the insulin resistance and renal protective action as compared to existing ARBs on the market.

"We are pleased with the progress of TAK-536's development stage into Phase 2 in Japan as this compound is expected to succeed Blopress® (generic name: candesartan cilexetil), which is an ARB and one of our international strategic products, and also is one of the leading anti-hypertensive products in Japan" said Masaomi Miyamoto, Ph.D., General Manager of Pharmaceutical Development Division of Takeda. "We are aiming to vigorously accelerate the development of TAK-536 for the earliest possible launch to further enhance our franchise in this therapeutic area."

About Takeda Pharmaceutical Company Limited

Located in Osaka, Japan, Takeda is a research-based global company with its main focus on pharmaceuticals. As the largest pharmaceutical company in Japan and one of the global leaders of the industry, Takeda is committed to striving toward better health for individuals and progress in medicine by developing superior pharmaceutical products. Additional information about Takeda is available through its corporate website, http://www.takeda.com/.

###

August 30, 2007

Eli Lilly Japan K.K.
Takeda Pharmaceutical Company Limited

Lilly and Takeda to Terminate Joint Development/Co-Marketing Agreement on Ruboxistaurin mesylate, an agent for the treatment of diabetes microvascular complications

Eli Lilly Japan K.K., Kobe, Japan ("Eli Lilly Japan") and Takeda Pharmaceutical Company Limited, Osaka, Japan ("Takeda") jointly announced that the agreement on joint development and co-marketing for ruboxistaurin mesylate (PKCβ Inhibitor, LY333531) in Japan, between Eli Lilly and Company ("Eli Lilly"), which is a parent company of Eli Lilly Japan, and Takeda was terminated.

This agent is an investigational compound discovered and developed by Eli Lilly. In Japan, pursuant to an agreement concluded on December 18, 2003, phase 2 clinical studies for the treatment of diabetic peripheral neuropathy and diabetic macular edema have been conducted by Eli Lilly Japan and Takeda respectively.

Eli Lilly and Takeda judged that the overall results of diabetic peripheral neuropathy and diabetic macular edema clinical studies did not meet its pre-specified go/no go decision criteria for phase 3 clinical studies, and agreed to terminate the original agreement.

###

Contact:

Eli Lily Japan K.K. Corporate Affairs Dept. Tel: +81-3-3470-8234 (Tokyo) +81-78-242-9258 (Kobe)	Takeda Pharmaceutical Company Limited Corporate Communications Dept. Tel: +81-6-3278-2037 (Tokyo)

082-35071

August 30, 2007

Takeda Pharmaceutical Company Limited

Notice of Execution of Acquisition of the Company's Own Shares

Osaka, Japan, August 30, 2007 — Takeda Pharmaceutical Company Limited ("Takeda") announced today that it completed acquisition of its own shares in the market, which was resolved by its Board of Directors on July 31, 2007.

1. Class of shares acquired:	Shares of common stock
2. Period of acquisition:	From August 1, 2007 to August 28, 2007
3. Total number of shared acquired:	12,865,400 shares
4. Total value of acquisition:	Yen 99,999,289,000
5. Method of acquisition:	Purchased on the Tokyo Stock Exchange

(Reference)

Resolution of the Board of Directors on July 31, 2007

1. Class of shares to be acquired:	Shares of common stock
2. Number of shares to be acquired:	Up to 13 million shares (equivalent to 1.46% of a total of issued shares)
3. Total amount of shares to be acquired:	Up to 100 billion Yen
4. Schedule of acquisition:	From August 1, 2007 to September 20, 2007

###

Please note that the following is an English translation of the original Japanese version, prepared only for the convenience of shareholders residing outside Japan. In the case of any discrepancy between the translation and the Japanese original, the latter shall prevail.
TAKEDA PHARMACEUTICAL COMPANY LIMITED ("TAKEDA") HEREBY DISCLAIMS ALL REPRESENTATIONS AND WARRANTIES WITH RESPECT TO THIS TRANSLATION, WHETHER EXPRESS OR IMPLIED, INCLUDING, WITHOUT LIMITATION, ANY REPRESENTATIONS OR WARRANTIES WITH RESPECT TO ACCURACY, RELIABILITY OR COMPLETENESS OF THIS TRANSLATION. IN NO EVENT SHALL TAKEDA BE LIABLE FOR ANY DAMAGES OF ANY KIND OR NATURE, INCLUDING, WITHOUT LIMITATION, DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR INCIDENTAL DAMAGES ARISING FROM OR IN CONNECTION WITH THIS TRANSLATION.

Securities Code: 4502
June 6, 2007
Dear Shareholders:

Notice of Convocation of the 131st Ordinary General Meeting of Shareholders

You are hereby notified to attend the 131st Ordinary General Meeting of Shareholders (the "Meeting") of Takeda Pharmaceutical Company Limited (the "Company") that will be held in the following manner:

1. Date: June 28, 2007 (Thursday) 10:00 a.m.

2. Place: Imperial Hotel Osaka, Third Floor (Kujakunoma)
   Osaka Amenity Park
   8-50, Temmabashi 1-chome, Kita-ku, Osaka 530-0042, Japan
   (Please refer to the map at the end of this notice before attending.) *(The map is omitted in this Translation.)*

3. Purpose of the Meeting:

   Matters to be reported:
   1. Reports on the Business Report, Consolidated Financial Statements and Non-consolidated Financial Statements for the 130th term (from April 1, 2006 to March 31, 2007)
   2. Reports on the Audit Reports on the Consolidated Financial Statements for the 130th term by the Independent Auditors and the Board of Corporate Auditors

   Matters to be resolved:

First proposal:	Appropriation of Surplus
Second proposal:	Partial Amendments to the Articles of Incorporation
Third proposal:	Election of four (4) Directors
Fourth proposal:	Election of one (1) Corporate Auditor
Fifth proposal:	Election of an Independent Auditor
Sixth proposal;	Payment of bonus allowances to Directors and Corporate Auditors
Seventh proposal:	Payment of retirement allowances to a retiring Director and a retiring Corporate Auditor

4. Guidance Notes on the Exercise of Voting Rights

   If you are not able to attend the Meeting, the Company cordially requests that you exercise your voting rights in one of the following ways. After examining the reference document for the general meeting of shareholders set forth below, please exercise your voting rights by no later than 5:30 p.m. on Wednesday, June 27, 2007.

   [Exercise of Voting Rights in Writing]

   Please indicate your approval or disapproval of the proposals on the "Voting Right Exercise Form" enclosed herewith and send it back to us by the above deadline. *(The Voting Right Exercise Form is omitted in this translation.)*

Takeda Pharmaceutical Company Limited

Exhibit A

[Exercise of Voting Rights through Electromagnetic Means (e.g. the Internet, etc.)]

Please refer to the "Guidance Notes on the Exercise of the Voting Rights through Electromagnetic Devices (e.g. the Internet, etc.)" on pages 63 and 64 and, by following the instructions on the screen, please enter your approval or disapproval of the proposals by the above deadline.

(1) If you exercise your voting rights both in writing and through electromagnetic means (e.g. the Internet, etc.), the Company will only accept the exercise of the voting rights through electromagnetic means (e.g. the Internet, etc.) as effective, regardless of the time and date of receiving the exercise of such voting rights.

(2) If you exercise your voting rights more than once through electromagnetic means (e.g. the Internet, etc.), the Company will accept only the last exercise of the voting rights as effective.

(3) If you exercise your voting rights by proxy, you may delegate voting rights to a proxy who is one of the shareholders holding voting rights of the Company. Please note that you shall submit the document certifying the authority of such proxy.

Yours faithfully,

Takeda Pharmaceutical Company Limited
1-1, Doshomachi 4-chome,
Chuo-ku, Osaka 540-8645, Japan
By: Yasuchika Hasegawa
President and Representative Director

END OF DOCUMENT

If you attend the meeting in person, please submit the enclosed Japanese original Voting Right Exercise Form as evidence of attendance to the receptionist at the place of the meeting.

Any modification made to the reference documents for the general meeting of shareholders and the business reports, non-consolidated financial statements and consolidated financial statements shall be notified by placing the modified information on the Company's website.
(http://www.takeda.co.jp/invest-info/smeeting.html)

(Attachment)

Business Report
(for the period from April 1, 2006 to March 31, 2007)

1. Matters on Current Status of Takeda Group

(1) Progress and Results of Business

In the Japanese market, due to measures that specifically promote the use of generic drugs and also to the ordinary drug price reductions, special price reductions and re-pricing for those drugs that have a generic counterpart, etc. under the National Health Insurance drug price revisions in April 2006, in such tough economic conditions, the market has recorded negative growth for the first time in six years. In light of the circumstances deemed inevitable for the future, in which the measures for drug price reductions will be strengthened by the government, including an annual revision to drug prices, the reduction of drug prices separately from any current market price and an establishment of an all-inclusive price of medical services for elderly outpatients, etc., it is estimated that the growth will remain at the lower level ranging from one through two percent (1%-2%) in the market.

In the United States, which accounts for nearly fifty percent (50%) of the world's ethical drug market, although the market growth has increasingly slowed due to the expiration of several major product patents and the expansion of usage of generic products thereof associated with such expiration and the impact of prescription-to-OTC switches, the market growth was eight percent (8%) due to the implementation of Medicare Part D* which went into effect in January 2006. Although each of the markets for drugs for diseases that the Company focuses on entirely recorded a growth, the competition among the products has been intensifying partially because of the substantial expansion of generic products, etc.

*Outpatient prescription plans under the public medical insurance system for the elderly. While the coverage of Medicare was previously specified to cover the "expenses of hospitalization" and "medical services fees for outpatients," the inclusion of "prescription drug fees for outpatients" in such coverage has been received favorably because the elderly will have easier access to the medication they require.

Likewise, in the European market, the growth rate is moderate by one through two percent (1%-2%) due to the continued reduction policy of drug prices enforced in each country and parallel imports remaining active from the countries in which the drug prices are lower.

On the one hand, with respect to research and development, the pharmaceutical industries in the world seem to face difficulty in the furtherance of technical innovation and the launch of a new product tends to be delayed in the circumstances where the patents for the existing major products are consecutively expired. In such circumstances, for the purpose of strengthening the pipelines through the obtainment of the products under research and development and the control of the increasingly growing cost of research and development, etc., integration of corporations still continues and intercorporate competition has been further intensifying.

Under these circumstances, the Company's consolidated business results for the fiscal year were as follows:

		Year-on-year change
Net sales	¥1,305.2 billion	¥93.0 billion (7.7%) increase
Operating income	¥458.5 billion	¥55.7 billion (13.8%) increase
Ordinary income	¥585.0 billion	¥99.7 billion (20.5%) increase
Net income	¥335.8 billion	¥22.6 billion (7.2%) increase

Net sales increased ¥93.0 billion (7.7 percent), as compared to that of the previous fiscal year, to an amount totaling ¥1,305.2 billion.

- In addition to a substantial increase in the sales of *Actos*, a diabetes treatment, by the U.S. subsidiary, Takeda Pharmaceuticals North America, Inc. ("TPNA"), a favorable expansion of *Actos* in Japan and Europe contributed to the growth in the sales of ethical drugs.

- As a result of the weakened yen against the U.S. dollar and the euro in respect of foreign exchange rates, a net increase of ¥22.8 billion was recorded in foreign exchange as compared to that of the previous fiscal year.

- Consolidated net sales of international strategic products were as follows:

		Year-on-year change
Diabetes treatment *Pioglitazone* (Brand name: *Actos*)	¥336.3 billion	¥92.4 billion (37.9 %) increase
Hypertension treatment *Candesartan* (Domestic brand name: *Blopress*)	¥206.2 billion	¥15.3 billion (8.0 %) increase
Peptic ulcer treatment *Lansoprazole* (Domestic brand name: *Takepron*)	¥150.7 billion	¥9.1 billion (5.7 %) decrease
Treatment for prostate cancer and endometriosis *Leuprorelin* (Domestic brand name: *Leuplin*)	¥127.5 billion	¥5.2 billion (4.2 %) increase

Gross profit on sales increased ¥95.4 billion (10.3 percent), as compared to that of the previous fiscal year, to an amount totaling ¥1,025.5 billion.

- Gross profit rates increased 1.9 points, as compared to that of the previous fiscal year, to equal a rate of 78.6%, due to the transfer of the food and beverage business, in addition to an increase in the sales of ethical drugs.

Operating income increased ¥55.7 billion (13.8 percent), as compared to that of the previous fiscal year, to an amount totaling ¥458.5 billion.

- Although selling, general and administrative expenses increased ¥39.7 billion (7.5 percent), as compared to that of the previous fiscal year, to an amount totaling ¥567.0

billion, an increase in gross profit on sales set off such increase in expenses and resulted in an overall operating income increase.

・R&D expenses increased ¥23.7 billion (13.9 percent), as compared to that of the previous fiscal year. An increase in these expenses were accelerated by an enhancement of research activities, promotion of development activities, and in-licensing and alliance activities, including the acquisition of a license to develop and market with respect to *Hematide*, treatment for renal anemia and anemia from cancer in overseas market.

・Apart from R&D expenses, selling, general and administrative expenses increased ¥16.1 billion (4.5 percent), as compared to that of the previous fiscal year, due to an increase in selling costs arising from the launching of new products, *Rozerem* for treatment of insomnia, *Actoplus Met* and *Duetact* for treatment of type 2 diabetes, and *Amitiza* for treatment of chronic idiopathic constipation by TPNA commencing in 2005.

Ordinary income increased ¥99.7 billion (20.5 percent), as compared to that of the previous fiscal year, to an amount totaling ¥585.0 billion.

・In addition to the increase of operating income, an increase of non-operating income by ¥44.0 billion, as a result of an increase in the interest earned arising from the increased interest rate in the U.S. and increase in equity in earnings of affiliates, etc., as compared to that of the previous fiscal year, contributed to the increase of ordinary income.

・Equity in earnings of affiliates increased ¥12.0 billion (22.2 percent) as compared to that of the previous fiscal year, to an amount totaling ¥66.2 billion. The equity in earnings of TAP Pharmaceutical Products Inc. ("TAP"), the U.S. equity-method affiliate, increased ¥8.9 billion (17.0 percent), as compared to that of the previous fiscal year, to an amount totaling ¥61.0 billion.

Net income increased ¥22.6 billion (7.2 percent), as compared to that of the previous fiscal year, to an amount totaling ¥335.8 billion.

・In addition to an increase of ordinary income, the extraordinary gain to an amount of ¥40.4 billion with an increase of ¥7.8 billion as compared to that of the previous fiscal year set off an increase in tax payment mainly due to the additional tax in an amount of ¥57.1 billion in respect of the correction procedures pursuant to the transfer pricing taxation which was recorded in the current fiscal year resulted in an increase of net income.

・Gain from transfer of the food and beverage business of Takeda Food Products, Ltd., subsidiary of the Company, to House Wellness Foods Corporation, Ltd., which is a joint venture of House Foods Corporation and the Company, in April 2006, gain from a partial transfer of the shares of Wyeth K.K. to Wyeth, in the U.S. in April 2006 and gain from the transfer of shares of Mitsui Takeda Chemicals, Inc. to Mitsui Chemicals, Inc. in April 2006 was recorded as extraordinary gain. As a result of the transfer of all the remaining shares held by the Company in April 2007, the capital relationship between the Company and Wyeth K.K. was dissolved.

・Net income per share (EPS) was ¥386.00 with an increase of ¥32.53 as compared to that of the previous fiscal year.

• Return on equity (ROE) was 14.1 percent with a decrease of 0.3 points as compared to that of the previous fiscal year.

Operating Performance by Business Segment of Takeda Group

(Billions of yen)

Type of Business	Net Sales		Operating Income	
	Amount	Year-on-year change	Amount	Year-on-year change
Total in Pharmaceuticals Segment	1,202.8	128.3	448.2	60.1
Ethical Drugs	1,144.1	125.0		
Domestic	514.9	21.5		
Overseas	629.1	103.5		
Consumer Healthcare	58.7	3.3		
Other Business	102.4	(35.3)	10.2	(4.5)
Total	1,305.2	93.0	458.5	55.7

Note: Sales figures for each segment represent sales to outside customers.

The **Pharmaceuticals** segment posted net sales of ¥1,202.8 billion, an increase of ¥128.3 billion (11.9 percent) compared with the previous fiscal year, and operating income increased ¥60.1 billion (15.5 percent) compared with the previous fiscal year to amount totaling ¥448.2 billion.

• The **Ethical Drugs Business** posted net sales of ¥1,144.1 billion, an increase of ¥125.0 billion (12.3 percent) compared with the previous fiscal year. The domestic sales of ethical drugs posted net sales of ¥514.9 billion, an increase of ¥21.5 billion (4.3 percent) compared with the previous fiscal year, setting off the negative impact of the reduction in drug prices implemented in April 2006 and increasing competition with generic drugs. The domestic sales of major products are as follows:

		Year on year change
Blopress (Hypertension treatment)	¥129.3 billion	¥5.7 billion (4.6 %) increase
Leuplin (Treatment for prostate cancer and endometriosis)	¥64.3 billion	¥1.1 billion (1.8%) increase
Takepron (Peptic ulcer treatment)	¥57.9 billion	¥2.9 billion (5.3 %) increase
Basen (Treatment for postprandial hyperglycemia in diabetes mellitus)	¥55.7 billion	¥7.8 billion (12.3 %) decrease
Actos (Treatment for diabetes)	¥33.7 billion	¥9.5 billion (39.1 %) increase

While the restructuring of the system for providing local health-care services was underway with the background of the health-care system reform-related laws enacted in June 2006, the Company reorganized its previous organization consisting of 13 branches and 156 sales offices into a new organization consisting of 12 branches, 19 regional groups and 74 sales offices and thereby started a new sales system in April 2007 in order to promptly respond to the needs of university hospitals and large hospitals that are highly specialized and

have a great influence on local health care and to provide information more tailored to the needs of each area.

Overseas sales of the Ethical Drugs Business posted net sales of ¥629.1 billion, an increase of ¥103.5 billion (19.7 percent) compared with the previous fiscal year.

In the United States, sales of *Actos* by TPNA posted net sales of $2,368 million, an increase of $584 million (32.8 percent) compared with the previous fiscal year, partly due to growth in the oral anti-diabetic drug market influenced by the start of Medicare Part D and the contribution of sales of *Actoplus Met* which was launched in November 2005. In addition, *Rozerem*, which was launched in September 2005, posted net sales of $88 million and *Amitiza*, which was launched in April 2006, posted net sales of $49 million. These sales contributed to growth in TPNA sales.

In Europe, sales of *Actos* and other core products increased, but sales of *Lansoprazole* decreased facing competition with generic drugs since its patent expired in major countries.

In the U.K., in August 2006, the Company established Takeda Pharmaceuticals Europe Limited, as the sales and marketing headquarters company in Europe, responsible for enhancing the sales and marketing system in Europe and developing and promoting medium-term to long-term strategies for the entire region of Europe. Takeda Pharmaceuticals Europe Limited had a new president at the end of 2006 and is preparing to carry out full-fledged operations.

The Company concentrates its investments of management resources in the core therapeutic areas: lifestyle-related diseases; cancer and urological diseases (including gynecological disorders); central nervous system diseases (including bone and joint diseases); and digestive system diseases, through three pillar strategies: strengthening in-house research and development; maximizing added value of products; and promoting in-licensing and alliances, in an effort to strengthen research and development pipelines and to launch new products early, that are sources of the development. Major results of research and development activities for the fiscal year are as follows:

In-house Research and Development:

- In July 2006, the Company started Phase II trials for *TAK-491*, a hypertension treatment, in Europe and the U.S. *TAK-491* is expected to have stronger anti-hypertensive action, and also to have a high profile in improving insulin resistance and decreasing proteinuria.

- In March 2007, the Company applied to the European Medicines Agency (EMEA) for marketing authorization for *Ramelteon*, treatment for insomnia.

Maximizing Added Value of Products:

< *Lansoprazole* (Domestic brand name: *Takepron*)>

- In June 2006, the Company received approval from the Ministry of Health, Labour and Welfare (MHLW) for indication of nonerosive gastroesophageal reflux disease for 15 mg capsules and 15 mg OD*1 tablets of *Takepron*, a peptic ulcer treatment.
  *1 Orally Dispersing tablets

· The Company received manufacturing approval from the MHLW for *Takepron* I.V. for Injection 30 mg, a peptic ulcer treatment, in October 2006, and launched its sales in December 2006.

<*Candesartan* (Domestic brand name: *Blopress*)>

· In July 2006, sub-analysis data from the CHARM[*2] trial was published in the July issue of the American Heart Journal, a medical journal, indicating that *Candesartan* significantly reduced new onset of atrial fibrillation in patients with chronic heart failure.

[*2] *Candesartan* in Heart failure: Assessment of Reduction in Mortality and morbidity

· In October 2006, the results of the Candesartan Antihypertensive Survival Evaluation in Japan (CASE-J), a large-scale clinical trial, were presented at the 21st Scientific Meeting of the International Society of Hypertension. This clinical trial, which compared the efficacy of *Candesartan* and *Amlodipine*, a calcium antagonist used as a control drug, showed that *Candesartan* had the same level of effect as *Amlodipine* on cardiovascular events in high-risk hypertensive patients and a superior effect to *Amlodipine* for reducing new onset of diabetes.

<*Pioglitazone* (Brand name: *Actos*)>

· In June 2006, the Company presented the results of additional analysis of the PROactive[*3], a large-scale clinical trial, at the 66th Annual Scientific Sessions of the American Diabetes Association (ADA). This clinical trial showed that *Actos* reduced the rate of occurrence of major cardiovascular events, such as death from heart disease, in high-risk patients with type 2 diabetes, and that *Actos* would reduce the number of patients who require continuous insulin administration.

[*3] PROspective pioglitAzone Clinical Trial In macroVascular Events

· In July 2006, the Company started Phase III trials in the U.S. for a fixed combination of *Actos* and *TAK-536*, a novel hypertension treatment, created by the Company.

· In July 2006, the U.S. Food and Drug Administration (FDA) granted marketing authorization for *Duetact*, a fixed combination of *Actos* and *Glimepiride*, sulfonylurea (SU). The marketing of the product was started by TPNA in November 2006.

· In July 2006, the European Commission granted marketing authorization for *Competact*, a fixed combination of *Actos* and *Metformin*.

· In September 2006, the Company presented the results of additional analysis of PROactive, a large-scale clinical trial of *Actos*, at the 15th convention of the World Congress of Cardiology. These analysis results showed that *Actos* significantly reduced the recurrence of strokes in high-risk patients with type 2 diabetes.

· In October 2006, the Company received approval from the European Commission for indication of the trimodality therapy of *Actos*, *Metformin* and sulfonylurea (SU).

· In November 2006, the Company presented analysis results of the CHICAGO* study at the American Heart Association's Scientific Sessions 2006. These analysis results showed that *Actos* significantly halted the progression of atherosclerosis as measured by carotid intima-media thickness (CIMT).
*Carotid intima-media tHICkness in Atherosclerosis using pioGlitazOne

· In January 2007, the European Commission granted the marketing authorization for *Tandemact*, a fixed combination of *Actos* and *Glimepiride*, sulfonylurea (SU).

· In January 2007, the Company apply to the MHLW for an additional indication of the combined therapy of *Actos* and biguanides.

· In January 2007, the Company received approval from the European Commission for indication of the combined therapy of *Actos* and insulin.

<*Ramelteon* (U.S. brand name: *Rozerem*)>

· In April 2006, the Company started Phase II trials in the U.S. for the sleep-wake disorder in Alzheimer's disease patients.

<*Risedronate* (Domestic brand name: *Benet*)>

· In April 2007, the Company received MHLW approval for manufacturing and marketing of *Benet* 17.5 mg tablets, a once-weekly formulation of *Benet*, a osteoporosis treatment.

In-licensing and Alliance Activities:

· In June 2006, the Company executed a license agreement with Affymax Inc. of the U.S. concerning *Hematide*, treatment for renal anemia and anemia from cancer, developed by Affymax, Inc. for the overseas market, under which the Company acquired an exclusive right to develop and market the drug worldwide, in combination with the license agreement executed in February 2006 for the Japanese market.

· In July 2006, the Company executed an in-licensing agreement with Galaxy Biotech, LLC of the U.S. concerning *HuL2G7*, a humanized anti-Hepatocyte Growth Factor (HGF) antibody, developed by Galaxy Biotech, LLC, under which the Company acquired an exclusive right to develop, manufacture and market *HuL2G7* worldwide.

· In September 2006, the Company acquired an exclusive right from Xenon Pharmaceuticals, Inc. of Canada to develop and market *XEN401*, an analgesic drug, developed by Xenon Pharmaceuticals, Inc., in Japan and several other Asian countries.

· In November 2006, the Company executed a collaborative research and development agreement with XOMA Ltd. concerning exploration, development and manufacture of monoclonal antibody drugs, and in February 2007, XOMA Ltd. and the Company agreed to expand such partnership.

· In March 2007, the Company executed an agreement with 3M Company of the U.S. to acquire full rights to *R-851*, for treatment of human papillomavirus (HPV) infection associated with cervical dysplasia, developed by 3M Company.

· In March 2007, the Company executed a collaborative research agreement with LG Life Science Ltd. of South Korea concerning drug targets in the obesity area.

· In March 2007, the Company executed a collaboration agreement with CanBas Co., Ltd. in Japan concerning *CBP501*, a cancer treatment drug, that was discovered and is being developed by CanBas Co., Ltd.

Reorganization and Reinforcement of Research System:

· In October 2006, in order to unify drug research facilities in Japan, the Company decided to integrate its existing research facilities in Osaka-shi, Osaka and Tsukuba-shi, Ibaraki and establish a new research center in Fujisawa-shi, Kanagawa. The new research center is planed to start its operation in fiscal year 2010.

· In March 2007, the Company acquired Paradigm Therapeutics Limited (presently, Takeda Cambridge Limited), a bio-venture company in the U.K. Paradigm Therapeutics Limited has world-class capabilities to identify and evaluate novel drug targets based on genetic engineering technology and makes efforts to discover and develop novel drug targets and compounds.

The **Consumer Healthcare Business** posted net sales of ¥58.7 billion, an increase of ¥3.3 billion (5.9 percent) compared with the previous fiscal year. Although sales of *Benza* increased, sales of *Alinamin* drinks, *Scorba* products and *Hicee* products declined.

Net sales for **Other Business** decreased ¥35.3 billion (25.6 percent) compared with the previous fiscal year to an amount totaling ¥102.4 billion, and operating income decreased ¥4.5 billion (30.4 percent) compared with the previous fiscal year to an amount totaling ¥10.2 billion.

· The sharp decline in net sales for Other Business compared with the previous fiscal year was due to the transfer of the food and beverage business of Takeda Food Products, Ltd. to House Wellness Foods Corporation, Ltd. in April 2006. With this transfer of the food and beverage business, the Company's sales to Takeda Food Products, Ltd., which were previously not included in the sales of the Consumer Healthcare Business and were recorded as intercompany sales, are included in the sales of the Consumer Healthcare Business to outside customers from this fiscal year, resulting in an effect of ¥5.0 billion.

(2) Capital Investment and Funding

The total capital investment in this fiscal year was ¥38.5 billion.

The new office building for the head office of TPNA was completed in October 2006.

Financing for these investments was covered almost entirely by internal funds, and other cash management needs were also adequately met.

(3) Issues to be Addressed

The Company aims to achieve its management mission of "striving toward better health for individuals and progress in medicine by developing superior pharmaceutical products" through the implementation of "Takeda-ism" (referring to Integrity = Fairness, Honesty and Perseverance) as the basis of all its business activities.

In 2006, in order to achieve a "world-class pharmaceutical company with a Japanese origin" with medium and long-term prominent prospects, the Company commenced a new challenge by designing the "2006-2010 Medium-term Management Plan," a five-year management plan. Through the period of such medium-term management plan, while the Company will radically improve its strength, i.e. the "establishment and in-depth implementation of strategies from a long-term perspective" and "high productivity and efficiency," the Company and its affiliates (the "Group") will devote every effort to addressing the following issues and striving for maximization of corporate value.

(i) Enhancement of the research and development pipeline centered on the creation of new drugs through in-house research and development activities

The Company, as a "research and development-oriented international company", will concentrate investment in research and development and will establish a structure for realizing sustainable creation of new drugs through in-house research and development. The Company will improve the speed and efficiency of research and development and will achieve medium and long-term steady growth, centered on in-house products, through implementation of the reformation of research and development procedures and focusing resources on a priority theme. In fiscal year of 2007, the Company will, in particular, address, as its highest priority, the application for marketing authorization with respect to a later stage clinical development and measures for maximization of value added.

(ii) Establishment of a self-sustaining marketing system in the three regions of Japan, the U.S. and Europe

The Company will establish its own efficient global marketing system by taking into consideration the rules and regulations and business practices unique to the three regions of Japan, the U.S. and Europe, and by sharing the best practices gained by each of the Group companies through its marketing activities and systems in such three regions. In Europe in particular, the Company will endeavor to improve the presence of the Group, concurrently with the commencement of full operations of the marketing control company which was established in Europe in 2006. In the U.S., the Company is pursuing the establishment of a sound and efficient marketing system with the view to an increase of sales items resulting from the launch of new products in the future.

(iii)Promotion of efficient global management

The Company will establish an efficient global management system unique to the Company through the further enhancement of the functional management of domestic and foreign affiliated companies in the functions of research, development, production, marketing, alliance and intellectual property as well as the functions of the head office, including, personnel, accounting and legal functions, etc., and the achievement of the group management to ensure group-wide consistency.

The Company set its management benchmark, consisting of, with respect to earnings per share (EPS), an annual average increase of 7% (excluding extraordinary income (loss)), and, with respect to return on equity (ROE), maintenance of the actual level that was attained in 2005 and will actively work toward addressing a wide range of business issues including the above in order to achieve such management benchmark.

(4) Litigation, etc.

(i) Litigation

With respect to the sales of some pharmaceutical products in the U.S., civil litigations have been brought against many pharmaceutical companies, including major companies, by patients, insurance companies and state governments, etc. in which plaintiffs claimed, among others, damages due to price discrepancies between the AWP (Average Wholesale Prices) as publicized by independent industry compendia and the actual selling prices (collectively, the "AWP Suits"). Against TAP, the AWP Suits have been brought in several federal and state courts with respect to *Lansoprazole* (the U.S. brand name: *Prevacid*) which has been sold by TAP and the Company is also a defendant in one of such AWP Suits. In addition, the AWP Suits have been brought against TPNA in several state courts with respect to *Actos* sold by TPNA.

At the end of June 2005, Abbott Laboratories ("Abbott") filed a lawsuit in a federal district court in Chicago for damages etc. against the Company, claiming that the Company is receiving excessive profit by forcing the continuation of supply transactions of *Lansoprazole* to TAP. In February 2006, the said court dismissed the claim by Abbott, stating that the claim by Abbott should be filed with a Japanese court in accordance with the forum selection clause stipulated in the shareholders' agreement between the Company and Abbott. In March 2006, Abbott filed an appeal, but in February 2007, the U.S. 7th Circuit Court of Appeals supported the original judgment and dismissed such appeal.

In Japan, in October 2004, a lawsuit claiming remuneration for employee inventions, regarding pharmaceutical patents for the sustained release preparation of *Leuprorelin* Acetate (domestic brand name: *Leuplin*), was brought against the Company in the Tokyo District Court by complainants who allege that they inherited the right to claim the remuneration for employee inventions in the amount of ¥37.2 billion from a deceased ex-employee. The plaintiffs have claimed ¥100 million as the initial part of the amount that the Company allegedly owes. In December 2005, the claimed amount was increased to ¥500 million. In addition, another claimant filed a lawsuit against the Company in the Tokyo District Court, claiming the payment of ¥1 billion as the initial part of the remuneration for employee inventions, alleging that the plaintiff inherited the right to claim the remuneration for

employee inventions with respect to such pharmaceutical totaling ¥74.5 billion from the deceased ex-employee. These two lawsuits have been consolidated and are jointly being tried by the court.

With respect to the patent infringement suit filed by the Company and TPNA in the United States District Court for the Southern District of New York against Mylan Pharmaceuticals, Inc. and related companies ("Mylan") and Alphapharm Pty. Ltd. and related company ("Alphapharm") (collectively, the "Defendants") concerning an application for the registration of generic products of Actos, the said court, on March 21, 2007, rendered its decision to order the Defendants to indemnify the Company and TPNA for the attorneys fees incurred by such parties in the amounts of $11.4 million and $5.4 million to be paid by Mylan and Alphapharm, respectively (the aggregate amount is $16.8 million). In such decision, the said court supported the Company's assertion stating that there were unexceptional violations and falsities in the litigation procedures taken by Mylan and Alphapharm. Although the Defendants appealed such decision, they have already deposited the amount of indemnification designated in such decision (including the interest to be accrued thereon through to the date on which the decision shall be made by the appeal court).

(ii) Correction procedures pursuant to transfer pricing taxation

On June 28, 2006, the Company was given a correction notice pursuant to the transfer pricing taxation by the Osaka Regional Taxation Bureau, which judged the amount that had been distributed to the Company of the profits earned in the U.S. market with respect to the products supply transactions, etc. between the Company and TAP during the period of six years, from fiscal year ended March 2000 through fiscal year ended March 2005, was under-represented in the profits distribution procedures between the Company and TAP. The corrected amount of income is ¥122.3 billion for the six year period and the full amount of the additional tax, ¥57.1 billion, was paid in July 2006, but the Company has disagreed with such correction procedures and on August 25, 2006 filed an opposition notice with the Osaka Regional Taxation Office.

The Company is diligently taking all necessary and proper measures to cope with the matters stated in Items (i) and (ii) above.

(5) Financial Position and Income Summary

(i) Financial Position and Income Summary of Takeda Group (Billions of yen, unless otherwise indicated)

	127th fiscal year April 1, 2003 to March 31, 2004	128th fiscal year April 1, 2004 to March 31, 2005	129th fiscal year April 1, 2005 to March 31, 2006	130th fiscal year April 1, 2006 to March 31, 2007
Net sales	1,086.4	1,123.0	1,212.2	1,305.2
Ordinary income	446.1	442.1	485.4	585.0
Net income	285.3	277.4	313.2	335.8
Net income per share (yen)	321.86	313.01	353.47	386.00
Total assets	2,335.7	2,545.4	3,042.3	3,072.5
Net assets	1,781.0	2,001.4	2,348.4	2,461.1

(ii) Financial Position and Income Summary of the Company (Billions of yen, unless otherwise indicated)

	127th fiscal year April 1, 2003 to March 31, 2004	128th fiscal year April 1, 2004 to March 31, 2005	129th fiscal year April 1, 2005 to March 31, 2006	130th fiscal year April 1, 2006 to March 31, 2007
Net sales	764.1	784.8	840.2	869.1
Ordinary income	311.7	356.7	364.4	378.4
Net income	189.7	235.5	249.4	219.8
Net income per share (yen)	213.18	264.69	280.31	252.12
Total assets	1,694.5	1,847.6	2,157.5	2,045.3
Net assets	1,365.5	1,519.7	1,728.4	1,655.4

(iii) Net Sales by Business Category of Takeda Group (Billions of yen)

			127th fiscal year April 1, 2003 to March 31, 2004	128th fiscal year April 1, 2004 to March 31, 2005	129th fiscal year April 1, 2005 to March 31, 2006	130th fiscal year April 1, 2006 to March 31, 2007
Pharmaceuticals Businesses	Ethical Drugs Business		877.1	914.8	1,019.1	1,144.1
		Domestic	429.7	451.9	493.5	514.9
		Overseas	447.4	462.9	525.6	629.1
	Consumer Healthcare Business		58.2	55.7	55.4	58.7
Other Businesses			151.1	152.5	137.7	102.4
Total			1,086.4	1,123.0	1,212.2	1,305.2

(6). Material Business Affiliations (as of March 31, 2007)

(i) Principal Consolidated Subsidiaries and Affiliates

Name of Company (Country)		Capital Stock	Percentage of total shares	Principal Business
U.S.A.	Takeda America Holdings, Inc. (U.S.A.)	$2,827.26 million (¥333,758 million)	100.0%	Holding company in the U.S.
	Takeda Pharmaceuticals North America, Inc. (U.S.A.)	$1	(100.0)	Sale of pharmaceuticals
	Takeda Global Research & Development Center Inc. (U.S.A.)	$5.00 million (¥590 million)	(100.0)	Development of pharmaceuticals
	Takeda San Diego, Inc. (U.S.A.)	$1	(100.0)	Research of pharmaceuticals
	Takeda Research Investment, Inc. (U.S.A.)	$23.35 million (¥2,756 million)	(100.0)	Investment in bio-venture companies
	TAP Pharmaceutical Products Inc. (U.S.A.)	$39.50 million (¥4,663 million)	(50.0)	Development and sale of pharmaceuticals
Europe	Takeda Europe Holdings, B.V. (Netherlands)	267.20 million euros (¥42,007 million)	100.0	Holding company in Europe
	Takeda Pharmaceuticals Europe Limited (U.K.)	£4.00 million (¥927 million)	(100.0)	Management in pharmaceutical sales companies in Europe
	Laboratoires Takeda (France)	2.24 million euros (¥352 million)	(100.0)	Sale of pharmaceuticals
	Takeda UK Limited (U.K.)	£86.00 million (¥19,929 million)	(100.0)	Sale of pharmaceuticals
	Takeda Pharma GmbH (Germany)	5.11 million euros (¥804 million)	(100.0)	Sale of pharmaceuticals
	Takeda Pharma Ges.m.b.H. (Austria)	0.07 million euros (¥11 million)	(100.0)	Sale of pharmaceuticals
	Takeda Pharma AG (Switzerland)	0.25 million swiss francs (¥24 million)	(100.0)	Sale of pharmaceuticals
	Takeda Italia Farmaceutici S.p.A. (Italy)	1.01 million euros (¥159 million)	(76.9)	Manufacture and sale of pharmaceuticals
	Takeda Cambridge Limited (U.K.)	£2.94 million (¥681 million)	(100.0)	Research of pharmaceuticals
	Takeda Global Research & Development Centre (Europe), Ltd. (U.K.)	£0.80 million (¥185 million)	(100.0)	Development of pharmaceuticals
	Takeda Ireland Ltd. (Ireland)	92.34 million euros (¥14,528 million)	100.0	Manufacture of pharmaceuticals
	Takeda Pharma Ireland Ltd. (Ireland)	653.60 million euros (¥102,831 million)	100.0	Manufacture of pharmaceuticals
Asia	Takeda Chemical Industries (Taiwan), Ltd. (Taiwan)	90.00 million NT dollars (¥321 million)	100.0	Sale of pharmaceuticals
	Tianjin Takeda Pharmaceuticals Co., Ltd. (China)	$19.20 million (¥2,267 million)	75.0	Manufacture and sale of pharmaceuticals

	P.T. Takeda Indonesia (Indonesia)	1,467.00 million rupiah (¥19 million)	70.0	Manufacture and sale of pharmaceuticals
	Takeda Singapore Pte Limited (Singapore)	S$ 1.71 million (¥133 million)	(100.0)	Research of pharmaceuticals
	Boie-Takeda Chemicals, Inc. (Philippines)	107.43 million pesos (¥264 million)	50.0	Sale of pharmaceuticals
	Takeda (Thailand), Ltd. (Thailand)	20.00 million bahts (¥73 million)	48.0	Sale of pharmaceuticals
Japan	Nihon Pharmaceutical Co., Ltd.	¥760 million	87.3	Research and development, manufacture and sale of pharmaceuticals
	Takeda Healthcare Products Co., Ltd.	¥400 million	100.0	Manufacture of pharmaceuticals
	Amato Pharmaceutical Products, Ltd.	¥96 million	30.0	Research and development, manufacture and sale of pharmaceuticals
	Wako Pure Chemical Industries, Ltd.	¥2,340 million	70.0	Manufacture and sale of laboratory chemicals, diagnostic reagents and inorganic industrial chemicals

Note 1. The figures in parentheses under the column "Capital Stock" show Japanese yen equivalents, calculated using the exchange rates as of March 31, 2007.

Note 2. The figures in parentheses under the column "Percentage of total shares" show the percentage held indirectly through the holding companies.

Note 3. Takeda Singapore Pte Limited is a wholly-owned company of Takeda Cambridge Limited.

Note 4. Except for Takeda Healthcare Products Co., Ltd. (Consumer Healthcare Business), Amato Pharmaceutical Products, Ltd. (Ethical Drug Business and Consumer Healthcare Business) and Wako Pure Chemical Industries, Ltd. (Other Business), the above subsidiaries and affiliates are subsidiaries and affiliates relating to the Ethical Drug Business.

Note 5. As of March 31, 2007, the number of consolidated subsidiaries was 46 and the number of equity method affiliates was 21.

(ii) Progress of Material Business Affiliations

1. In August 2006, the Company established Takeda Pharmaceuticals Europe Limited.
2. In February 2007, the Company made an in-kind contribution of shares of Takeda Pharma GmbH, Laboratoires Takeda, Takeda Italia Farmaceutici S.p.A., Takeda UK Limited, Takeda Global Research & Development Centre (Europe) Ltd. and Takeda Pharmaceuticals Europe Limited to Takeda Europe Holdings B.V.
3. In March 2007, the Company acquired Paradigm Therapeutics Limited, a bio-venture company in the U.K., through Takeda Europe Holdings B.V. and its trade name was changed to Takeda Cambridge Limited. In addition, the trade name of the consolidated subsidiary in Singapore was changed to Takeda Singapore Pte Limited.
4. The following companies increased their respective capital, with the amount stated below during the fiscal year ended March 31, 2007.

Takeda Research Investment, Inc.	$6.28 million (¥741 million)
Takeda Ireland Limited	140.00 million euros (¥22,026 million)

Note: The figures in parentheses show Japanese yen equivalents, calculated using the exchange rates as of March 31, 2007.

(7) Main Businesses of Takeda Group (as of March 31, 2007)

The Takeda Group is engaged in the manufacture and sale of the following products:

Type of Business		Main Products
Pharmaceuticals Segment	Ethical Drugs Business	Ethical drugs
	Consumer Healthcare Business	OTC drugs Quasi-ethical drugs
Other Business Segment		Laboratory chemicals, Diagnostic reagents, Inorganic industrial chemicals

(8) Major Offices of Takeda Group (as of March 31, 2007)

(i) Major Offices of the Company

Head Office	1-1, Doshomachi 4-chome, Chuo-ku, Osaka
Tokyo Head Office	12-10, Nihonbashi 2-chome, Chuo-ku, Tokyo
Branches	Sapporo Branch, Tohoku Branch (Sendai City), Tokyo Branch, Yokohama Branch, Chiba-Saitama Branch (Tokyo), Kita Kanto and Koshin-etsu Branch (Tokyo), Nagoya Branch, Osaka Branch, Kyoto Branch, Kobe Branch, Shikoku Branch (Takamatsu City), Chugoku Branch (Hiroshima City) and Fukuoka Branch
Plants	Osaka Plant and Hikari Plant
Research Centers	Discovery Research Center, Biomedical Research Laboratories, Medical Chemistry Research Laboratories, Pharmacology Research Laboratories I, Pharmacology Research Laboratories III, Development Research Center, Chemical Development Laboratories, Pharmaceutical Technology R&D Laboratories, Analytical Development Laboratories, Healthcare Research Laboratories (the above are located in Osaka City) Frontier Research Laboratories, Pharmacology Research Laboratories II (the above are located in Tsukuba City) Biotechnology Office (located in Hikari City)

Note 1. The above branches, plants and research centers are branches, plants and research centers of Ethical Drug Business (excluding Healthcare Research Laboratories of Consumer Healthcare Business).

Note 2. Kobe Branch was dissolved as of April 1, 2007.

(ii) Major Offices of the Principal Consolidated Subsidiaries and Affiliates

U.S.A.	Takeda America Holdings, Inc.	Head Office: New York, NY, U.S.A.
	Takeda Pharmaceuticals North America, Inc.	Head Office: Deerfield, IL, U.S.A.
	Takeda Global Research & Development Center Inc.	Head Office: Deerfield, IL, U.S.A.
	Takeda San Diego, Inc.	Head Office: San Diego, CA, U.S.A.
	Takeda Research Investment, Inc.	Head Office: Palo Alto, CA, U.S.A.
	TAP Pharmaceutical Products Inc.	Head Office: Lake Forest, IL, U.S.A.
Europe	Takeda Europe Holdings B.V.	Head Office: Amsterdam, Netherlands
	Takeda Pharmaceuticals Europe Limited	Head Office: London, U.K.
	Laboratoires Takeda	Head Office: Puteaux, France
	Takeda UK Limited	Head Office: Buckinghamshire, U.K.
	Takeda Pharma GmbH	Head Office: Aachen, Germany
	Takeda Pharma Ges.m.b.H.	Head Office: Vienna, Austria
	Takeda Pharma AG	Head Office: Lachen, Switzerland
	Takeda Italia Farmaceutici S.p.A.	Head Office: Rome, Italy Plant: Cerano, Italy
	Takeda Cambridge Limited	Head Office: Cambridge, U.K.
	Takeda Global Research & Development Centre (Europe) Ltd.	Head Office: London, U.K.
	Takeda Ireland Limited	Head Office: Kilruddery, Ireland Plant: Kilruddery, Ireland
	Takeda Pharma Ireland Limited	Head Office: Dublin, Ireland Plant: Dublin, Ireland
Asia	Takeda Chemical Industries (Taiwan), Ltd.	Head Office: Taipei, Taiwan
	Tianjin Takeda Pharmaceuticals Co., Ltd.	Head Office: Beijing, China Plant: Tianjin, China
	P.T. Takeda Indonesia	Head Office: Jakarta, Indonesia Plant: Bekasi, Indonesia
	Takeda Singapore Pte Limtied (Singapore)	Head Office: Singapore
	Boie-Takeda Chemicals, Inc.	Head Office: Manila, Philippines
	Takeda (Thailand), Ltd.	Head Office: Bangkok, Thailand
Japan	Nihon Pharmaceutical Co., Ltd.	Head Office: Chiyoda-ku, Tokyo Plants: Narita City; and Izumisano City
	Takeda Healthcare Products Co., Ltd.	Head Office: Fukuchiyama City Plants: Fukuchiyama City
	Amato Pharmaceutical Products, Ltd.	Head Office: Fukuchiyama City Plants: Fukuchiyama City
	Wako Pure Chemical Industries, Ltd.	Head Office: Osaka City Plants: Kawagoe City; Toyohashi City; and Amagasaki City

Note: Except for Takeda Healthcare Products Co., Ltd. (Consumer Healthcare Business), Amato Pharmaceutical Products, Ltd. (Ethical Drug Business and Consumer Healthcare Business) and Wako Pure Chemical Industries, Ltd. (Other Business), the above subsidiaries and affiliates are subsidiaries and affiliates relating to the Ethical Drug Business.

(9) Employees (as of March 31, 2007)

(i) Number of employees of Takeda Group

Number of employees	Increase (decrease) from the previous fiscal year end
14,993	(76)

Note 1. The number of employees represents the number of working employees.

Note 2. Out of the above employees, 12,055 employees engage in the Ethical Drug Business, 421 employees engage in the Consumer Healthcare Business and 2,517 employees engage in the Other Business.

(ii) Number of employees of the Company

Number of employees	Increase (decrease) from the previous fiscal year end	Average age	Average length of employment (years)
5,653	(181)	40.9	18.4

Note 1. The number of employees represents the number of working employees.

Note 2. Out of the above employees, 5,141 employees engage in Ethical Drug Business, 269 employees engage in the Consumer Healthcare Business and 243 employees engage in the Other Business.

2. Common Stock of the Company (as of March 31, 2007)

(1) Total number of shares authorized to be issued by the Company 3,500,000,000 shares

(2) Total number of issued shares 889,272,395 shares
(including 29,812,905 shares of treasury stock)

(3) Number of shareholders 112,113

(4) Principal Shareholders

Name of Shareholder	Investment in the Company by shareholder	
	Number of shares held (thousands)	Percentage of total shares
Nippon Life Insurance Company	56,400	6.56
Japan Trustee Services Bank, Ltd. (Trust account)	50,682	5.90
The Master Trust Bank of Japan, Ltd. (Trust account)	43,782	5.09
State Street Bank and Trust Company 505103	20,659	2.40
The Dai-ichi Mutual Life Insurance Company	19,029	2.21
Takeda Science Foundation	17,912	2.08
The Chase Manhattan Bank NA London	16,926	1.97
The Chase Manhattan Bank NA London, Securities Lending Omnibus Account	15,903	1.85
Nomura Securities Co., Ltd.	15,527	1.81
BNP Paribas Securities (Japan) Limited	13,330	1.55

Note 1. Although the Company owns 29,813 thousand shares of treasury stocks, the Company is not included in the above list of principal shareholders.

Note 2. The percentage of total shares is based on the number of shares (859,459,490 shares) calculated by subtracting the number of treasury stocks from the total number of issued shares.

3. Executives of the Company

(1) Directors and Corporate Auditors (as of March 31, 2007)

Name	Position	Duty	Executive Position in Other Entities
Kunio Takeda	Chairman of the Board (Representative Director)		
Yasuchika Hasegawa	President (Representative Director)		Director of TAP Pharmaceutical Products Inc.
Makoto Yamaoka	Senior Managing Director	General Manager of Pharmaceutical Marketing Division	
Hiroshi Akimoto	Managing Director	Special Task	
Kiyoshi Kitazawa	Managing Director	General Manager of Strategic Product Planning Department	
Hiroshi Shinha	Director	General Manager of Legal Department	
Toyoji Yoshida	Director	General Manager of Corporate Communications Department	
Yuzuru Takagi	Full-Time Corporate Auditor		Corporate Auditor of Wako Pure Chemical Industries, Ltd.
Kiyoshi Taura	Corporate Auditor		Representative Attorney of the law firm of Kiyoshi Taura (*Taura-Kiyoshi-Houritsu-Jimusho*)
Yoichi Asakawa	Corporate Auditor		Certified Public Accountant of New York Representative Director of *Asakawa-Shoji*
Tadashi Ishikawa	Corporate Auditor		Senior Partner of Oh-Ebashi LPC & Partners

Note 1. Corporate Auditors, Kiyoshi Taura, Yoichi Asakawa and Tadashi Ishikawa, are Outside Corporate Auditors as prescribed in Item 16, Article 2 of the Company Law.

Note 2. Corporate Auditor, Yoichi Asakawa, is a certified public accountant of New York and has expert knowledge of finance and accounting.

Note 3. The following Director retired from office during this fiscal year:
Director: Takashi Soda (Retired on June 29, 2006)

Note 4. The following Executive changed his title as of April 1, 2007.
Senior Managing Director: Makoto Yamaoka
(General Manager of Corporate Strategy & Planning Department)

(2) Total Amount of Remuneration for Directors and Corporate Auditors

Directors 7: 756 million yen
Corporate Auditors 4: 82 million yen
(3 out of the 4 Corporate Auditors are Outside Corporate Auditors: 41 million yen)

Note 1. The following remuneration, expected amount of bonuses and reserve for retirement allowances for Directors and Corporate Auditors are included in the total amount of remuneration.
a. The remuneration is within 40 million yen per month for Directors (in accordance with the resolution of the 114th Ordinary General Meeting of Shareholders held on June 28, 1990) and 7 million yen per month for Corporate Directors (in accordance with the resolution of the 118th Ordinary General Meeting of Shareholders held on June 29, 1994).
b. The expected amounts of bonuses will be the amounts to be paid if the Sixth Proposal "Payment of bonus allowance to Directors and Corporate Auditors" (200 million yen for Directors and 13 million yen for Corporate Auditors) of this general meeting of shareholders is approved in its original form.
c. The reserve for retirement allowances for Directors and Corporate Auditors are the amounts accounted for in the fiscal year ended March 31, 2007 (153 million yen for Directors and 17 million yen for Corporate Auditors).

Note 2. The following amounts are not included in the total amount of remuneration.
a. Remuneration and bonuses paid for employee status to any Director who doubles as employee status.
b. Directors' retirement allowance paid to a Director who retired on June 29, 2006 (33 million yen).

(3) Outside Corporate Auditors

(i) Status of concurrent office as an executive director or outside director or corporate auditor of other companies

Name	Company and Post
Kiyoshi Taura	Outside Corporate Auditor of Marche Co., Ltd.
Yoichi Asakawa	Representative Director of *Asakawa-Shoji*
Tadashi Ishikawa	Outside Director of West Japan Railway Company

Note: Although, Yoichi Asakawa, a Corporate Auditor of the Company, is also a Director of *Asakawa-Shoji*, there are no dealings between *Asakawa-Shoji* and the Company.

(ii) Major activities during the fiscal year ended March 31, 2007

[Board of Directors]
There were 15 Meetings of the Board of Directors held in total (12 Ordinary Board of Directors' Meetings and three Extraordinary Board of Directors' Meetings) during the fiscal year ended March 31, 2007. Messrs. Kiyoshi Taura and Tadashi Ishikawa attended all of such meetings and Mr. Yoichi Asakawa attended 14 out of such 15 meetings. Each of the Outside Corporate Auditors asked questions actively and presented their recommendations from their professional perspective and have fulfilled their auditing function.

[Board of Corporate Auditors]

There were six Meetings of the Board of Corporate Auditors held in total during the fiscal year ended March 31, 2007. Messrs. Kiyoshi Taura, Yoichi Asakawa and Tadashi Ishikawa attended all of such meetings. Each of the Outside Corporate Auditors discussed and made decisions concerning material matters regarding auditing and exchanged their opinions concerning the audit result. In addition, one Corporate Auditors' Conference and eight Meetings of the Committee of Corporate Auditors were held, in which participants actively exchanged their opinions.

4. Independent Auditor

(1) Name of Independent Auditor Deloitte Touche Tohmatsu

(2) Amount of Remuneration, etc. of Independent Auditor for this Fiscal Year

(i)	Amount of remuneration, etc. for this fiscal year	110 million yen
(ii)	Total amount of money to be paid by the Company and the Subsidiaries, and other financial benefits	153 million yen

Note 1: As the audit agreement between the Company and its independent auditor does not differentiate the amount of remuneration for audit under the Company Law from the one for audit under the Securities and Exchange Law and such differentiation shall be impossible in practice, the above amounts show total remuneration for both audits.

Note 2: With respect to the subsidiaries and affiliates of the Company that are located overseas, among those set forth on pages 15 and 16 hereof, independent auditors other than the one of the Company are auditing their financial statements.

(3) Services, other than Auditing Services

The Company delegates to the independent auditor the services in respect of "taking the procedures agreed upon with the Company in respect of the internal control over the fund management services" and "giving instruction and advice concerning retirement benefits," both of which fall under services other than the services set forth in Article 2, Paragraph 1 of the Certified Public Accountants Law.

(4) Decision-Making Policy on Dismissal or Rejection of the Reappointment of Independent Auditor

According to the Company's policy, if the independent auditor is determined to fall under any of the events prescribed in each item of Paragraph 1, Article 340 of the Company Law, or if the independent auditor has an adverse effect on the audit practices of the Company, including, but not limited to, the case in which such independent auditor has its auditing license suspended, the independent auditor shall be dismissed.

In addition, the Company, taking into consideration an independent auditor's years of practice and other factors, shall determine whether or not the independent auditor will be reappointed.

5. Systems that Ensure Directors Comply with Laws and Regulations and the Company's Articles of Incorporation in Executing their Duties and Other Systems that Ensure an Appropriateness of its Operation

The Company has implemented the following measures for the internal control system, taking it as an important component of corporate governance functioning alongside risk management:

(1) System for retention and management of information in connection with the execution of the duties of directors

- The minutes of meetings of board of directors, requests for and approvals of managerial decisions and other information concerning the execution of duties of directors shall be appropriately retained and controlled in keeping with the term, the method and the place designated for category of information determined in accordance with the "Documents Management Regulations" in either form of hard copy or electromagnetic record and for ease of inspection.

(2) Risk management rules and other systems

- With respect to all risk factors, including major potential risks of the Company (research and development, intellectual property, decline of sales due to the expiration of patents, etc., side-effects, drop in prices caused by measures for constraint of cost of medicines, fluctuation of foreign exchange rates and outcome of litigation, etc.), the person(s) in charge of each organization unit shall control and manage these risk factors in each area of charge from the aspect of qualitative and quantitative criteria in designing and implementation of mid-term and annual plans and shall take all necessary measures or remedies available to avoid and minimize such risk factors, depending on the risk the Company is exposed to, in compliance with the countermeasures to cope therewith and any contingency plans.

- In order to prevent and respond to emergency situations, the Company shall appoint persons to be in charge of crisis management in each organization unit and persons to be in charge of crisis management in each local region and establish crisis management committee to design crisis management plans under "Crisis Management Rules".

(3) Systems that ensure the duties of directors are executed efficiently

- A system that enables the duties of directors to be executed appropriately and efficiently shall be ensured pursuant to the "Regulations of Board of Directors," "Regulations of Operating and Organization" and other internal regulations with respect to authorities and rules for decision-making.

(4) Systems that ensure directors and employees comply with laws and regulations and the Company's Articles of Incorporation in executing their duties

·In accordance with the "Compliance Implementation Rules" that provide for basic policies and procedures in relation to the implementation of the compliance program on ethical and legal requirements of the Company, the General Manager of the Legal Department shall be appointed as the Compliance Officer, and a Compliance Promotion Committee and Compliance Secretariat shall be established to promote the company-wide compliance policy.

·The "Voice of Takeda System" (interoffice notification/proposal system), a system established for the purpose of (i) reflecting the opinions and proposals of corporate executives and employees to the Company's compliance and (ii) protecting those who disclose information in the public interest, shall be fully utilized in compliance practices.

(5) Systems that ensure appropriateness of operations in Takeda Group

·The relevant divisions and departments, paying full respect to each company's autonomy and independence, shall monitor, manage and instruct each group company, on a daily basis, in compliance with the "Management of Affiliated Companies," which provides standards to ensure the appropriateness of the management of business operations and services in each group company. In addition, each division or department of the Company that provides specific functions shall improve the standards for business management, and give instructions and provide supervision in a cross-companies manner within the Group in accordance with the "Management Rules of Group Business Operation Standards".

·The relevant division and department, in conjunction with the Legal Department, shall design and enforce the compliance program for each group company.

·The Auditing Department, an interoffice auditing division under the direct control of the President of the Company, shall be responsible for overseeing and conduct regular internal audit of each division and department of the Company and each group company in cooperation or in part with the relevant division and department of the Company.

·The Auditing Department and the Accounting Department shall apply the "Control Self Assessment (CSA) Program" to each group company and each division and department of the Company, and thereby, the head of each company and each division and department of the Company shall conduct self-assessment of the status of the internal control over financial reporting and shall certify the appropriateness of its internal control by verifying that the enforcement of the improvement plan is in compliance with the warnings or assignment.

(6) Matters pertaining to employees who assist with the duties of corporate auditors and such employees' independence from directors, and a system to report to corporate auditors and a system that ensures an audit by corporate auditors is conducted effectively

Each of the items stated below shall be set forth in accordance with the "Audit Rules by Corporate Auditors":

·The office of corporate auditors shall be established to provide assistance to the corporate auditors in their duties and functions as a secretariat of the board of corporate auditors.

·Personnel matters with respect to the members of the office of corporate auditors shall be handled through consultations among the directors and the corporate auditors.

·A director shall notify to the board of corporate auditors those matters concerning the Company's basic management policy, plans and other material matters in advance (provided, however, that this shall not apply if corporate auditors attend a meeting of the board of directors or any other meeting at which such matter is discussed.)

·If a director becomes aware of a fact that might cause material damage to the Company, such director shall, without delay, notify such fact to the board of corporate auditors.

·A corporate auditor shall, upon a consultation with the President of the Company, attend important meetings, in addition to meetings of the board of directors, in order to gain a better understanding of the decision-making process with respect to material issues and the execution of operations.

·A corporate auditor may have access to important documents concerning the implementation of operations and may ask directors or employees to provide an explanation in respect thereof, whenever necessary.

****

Note to Business Report:
All monetary amounts indicated in the Business Report are rounded to the nearest unit.

CONSOLIDATED BALANCE SHEET

(As of March 31, 2007) (Millions of yen)

Item	Amount	Item	Amount
Current assets	**2,357,713**	**Current liabilities**	**442,407**
Cash and deposits	385,439	Notes and accounts payable	77,438
Notes and accounts receivable	261,975	Short-term loans	4,961
Marketable securities	1,414,497	Income taxes payable	100,734
Inventories	105,307	Accrued expenses	111,260
Deferred tax assets	139,223	Reserve for employees' bonuses	35,753
Other	51,807	Other reserves	8,228
Allowance for doubtful receivables	(535)	Other	104,032
Fixed assets	**714,788**	**Long-term liabilities**	**168,978**
Tangible fixed assets	**238,446**	Reserve for employees' retirement benefits	26,642
Buildings and structures	107,855		
Machinery, equipment and carriers	53,313	Reserve for retirement allowances for directors and corporate auditors	1,941
Tools and fixtures	10,020		
Land	62,271	Reserve for SMON compensation	4,315
Construction in progress	4,987	Deferred tax liabilities	124,689
Intangible fixed assets	**10,788**	Other	11,392
Goodwill	4,656	**Total liabilities**	**611,385**
Other	6,132	**Shareholders' Equity**	**2,216,686**
Investments and other assets	**465,554**	Common stock	63,541
Investment securities	394,645	Capital surplus	49,638
Long-term loans	245	Retained earnings	2,297,438
Prepaid pension costs	23,750	Treasury stock	(193,932)
Real estates for lease	22,401	**Valuation and translation adjustments**	**203,559**
Deferred tax assets	18,582		
Other	6,072	Unrealized gain on available-for-sale securities	186,045
Allowance for doubtful accounts	(142)	Deferred losses on derivatives under hedge accounting	(398)
		Foreign currency translation adjustments	17,912
		Minority interests	**40,871**
		Total net assets	**2,461,116**
TOTAL ASSETS	**3,072,501**	**TOTAL LIABILITIES AND NET ASSETS**	**3,072,501**

CONSOLIDATED STATEMENT OF INCOME

(April 1, 2006 to March 31, 2007) (Millions of yen)

Item	Amount
Net sales	**1,305,167**
Cost of sales	**279,662**
Gross Profit	**1,025,505**
Selling, general and administrative expenses	**567,005**
Operating income	**458,500**
Non-operating income	**140,161**
Interest and dividend income	56,244
Equity in earnings of affiliates	66,201
Other	17,715
Non-operating expenses	**13,642**
Interest expenses	247
Other	13,395
Ordinary income	**585,019**
Extraordinary gain	**40,360**
Gain on sales of fixed assets	4,321
Gain on sales of shares of affiliates	17,058
Gain on transfer of business	18,981
Income before income taxes and minority interests	**625,379**
Income taxes:	**285,844**
Current	243,842
Prior years	57,080
Deferred	(15,078)
Minority interests	**3,730**
Net income	**335,805**

CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

(April 1, 2006 to March 31, 2007) (Millions of yen)

	Shareholders' Equity				
	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders' Equity
Balance as of March 31,2006	63,541	49,641	2,062,226	(3,046)	2,172,362
Changes during the fiscal year					
Cash dividends			(98,778)		(98,778)
Bonuses to directors and corporate auditors			(320)		(320)
Net income			335,805		335,805
Repurchase of treasury stock				(235,834)	(235,834)
Disposal of treasury stock		(3)	(1,495)	44,948	43,451
Net change in items other than shareholders' equity during fiscal 2006					—
Total changes during the fiscal year	—	(3)	235,212	(190,886)	44,323
Balance as of March 31, 2007	63,541	49,638	2,297,438	(193,932)	2,216,686

	Valuation and translation adjustments				Minority interests	Total net assets
	Unrealized gain on available-for-sale securities	Deferred gains or losses on derivatives under hedge accounting	Foreign currency translation adjustments	Total valuation and translation adjustments		
Balance as of March 31, 2006	171,844	—	4,224	176,068	47,193	2,395,623
Changes during the fiscal year						
Cash dividends						(98,778)
Bonuses to directors and corporate auditors						(320)
Net income						335,805
Repurchase of treasury stock						(235,834)
Disposal of treasury stock						43,451
Net change in items other than shareholders' equity during fiscal 2006	14,202	(398)	13,688	27,492	(6,322)	21,169
Total changes during the fiscal year	14,202	(398)	13,688	27,492	(6,322)	65,493
Balance as of March 31, 2007	186,045	(398)	17,912	203,559	40,871	2,461,116

[Summary of Significant Accounting Policies for the Consolidated Financial Statements]

1. Scope of Consolidation

(1) Number of consolidated subsidiaries: 46

Names of principal consolidated subsidiaries:

(Domestic) Wako Pure Chemical Industries, Ltd., Nihon Pharmaceutical Co., Ltd.

(Overseas) Takeda America Holdings, Inc., Takeda Pharmaceuticals North America, Inc., Takeda San Diego, Inc., Takeda Global Research and Development Center, Inc., Takeda Europe Holdings B.V., Takeda Pharmaceuticals Europe Limited, Laboratoires Takeda, Takeda UK Limited, Takeda Italia Farmaceutici S.p.A., Takeda Pharma GmbH, Takeda Cambridge Ltd., Takeda Global Research & Development Centre (Europe) Ltd., Takeda Ireland Limited and Takeda Pharma Ireland Limited.

(2) Number of consolidated subsidiaries increased and decreased:

Increased: 3 (increases caused by establishment and other)

Decreased: 3 (decreases caused by liquidation and other)

(3) Treatment in connection with the consolidated subsidiary with fiscal year end other than March 31

Out of the consolidated subsidiaries, the fiscal year of Tianjin Takeda Pharmaceuticals Co., Ltd. ends on December 31 of each year. In preparing the consolidated financial statements of Takeda Group, Tianjin Takeda Pharmaceuticals Co., Ltd. performed a hard close as of March 31, 2007.

2. Application of the Equity Method

(1) Number of affiliated companies accounted for by the equity method: 21

Names of principal affiliated companies accounted for by the equity method:

(Overseas) TAP Pharmaceutical Products Inc.

(2) Number of affiliated companies accounted for by the equity method increased and decreased:

Increased: 2 (increases caused by establishments)

Decreased: 1 (a decrease caused by transfer of shares)

(3) Treatment in connection with affiliated companies accounted for by the equity method with fiscal year end other than March 31

With respect to companies accounted for by the equity method whose fiscal years end other than March 31, financial statements of such companies for the most recent fiscal year are used. However, in the case of TAP Pharmaceutical Products Inc. whose fiscal year ends on December 31, in preparing the consolidated financial statements of Takeda Group, TAP Pharmaceutical Products Inc. performed a hard close as of March 31, 2007.

3. Significant Accounting Policies

(1) Valuation of Assets

1) Valuation of Securities

Trading securities:	Valued at fair value (Cost of securities sold is primarily calculated using the moving average method.)
Held-to-maturity securities:	Valued at amortized cost (straight-line method)
Available-for-sale securities	
With market value:	Valued at fair value at the balance sheet date (Unrealized gains and losses are included in net assets, and cost of securities sold is primarily calculated using the moving-average method.)
Without market value:	Valued at cost using primarily the moving-average method

2) Valuation of Derivatives Valued at fair value

3) Valuation of Inventories

Merchandise, finished products, semi-finished products and work-in-process:	Valued primarily at the lower of cost or market, cost being calculated using the weighted average cost method
Raw materials and supplies:	Valued primarily at the lower of cost or market, cost being calculated using the moving-average method

(2) Depreciation of Tangible Fixed Assets and Real Estates for Lease

The Company and its domestic consolidated subsidiaries primarily use the declining-balance method. However, for buildings (excluding building improvements) acquired on or after April 1, 1998, the straight-line method is applied. Consolidated subsidiaries outside Japan primarily use the straight-line method. Estimated useful lives are mainly as follows:

Buildings and structures:	15-50 years
Machinery, equipment and carriers:	4-15 years

(3) Provision of Reserves

1) With respect to allowance for doubtful receivables, in order to account for potential losses from uncollectible notes and accounts receivable, the Company and its domestic consolidated subsidiaries provide reserve for uncollectible receivables based on historical loss ratios. Specific claims are evaluated in light of the likelihood of recovery and provision is made to the allowance for doubtful receivables in the amount deemed uncollectible. Foreign consolidated subsidiaries primarily provide for estimated unrecoverable losses on specific claims.

2) In order to appropriate funds for the payment of bonuses to employees, reserve for employees' bonuses is provided according to the expected amount of the payment for employees enrolled at the end of the fiscal year, based on the applicable period.

3) In order to cover payment of retirement benefits to employees, reserve for employees' retirement benefits is provided as follows:

- The Company provides reserve for retirement benefits based on the estimated value of the retirement benefit obligation as of the end of the fiscal year projected at the beginning of each fiscal year, deducting estimated fair value funded under the corporate pension plans (contributory and qualified pension plans).

- Four consolidated subsidiaries provide reserve for retirement benefits based on the estimated value of the retirement benefit obligation as of the end of the fiscal year projected at the beginning of each fiscal year, deducting estimated fair value funded under the corporate pension plans (qualified pension plans).

- Other consolidated subsidiaries provide reserve for retirement benefits equivalent to the amount that would be required to be paid if all eligible employees voluntarily terminated their employment as of the end of the fiscal year.

Prior service cost is amortized using the straight-line method over a fixed number of years (generally five years) within the average remaining years of service when obligations arise.

Unrecognized net actuarial gains and losses are expensed from the period of occurrence in proportional amounts, mainly on a straight-line basis over the fixed number of years (generally five years) within the average remaining service time in each period when obligations arise.

(Additional information)
The Company reviewed the existing retirement benefit program and decided to transfer part of a defined benefit lump sum retirement payment plan to a defined contribution pension plan. As a result of such transfer, approximately 1 billion yen is expected to be accounted for as extraordinary gain for the next fiscal year.

4) In order to cover payment of retirement bonuses to directors, reserve for retirement bonuses for directors and corporate auditors is stated as the amount to be paid in accordance with the Company's internal regulations.

5) Reserve for SMON compensation is stated at an amount calculated in accordance with the Memorandum Regarding the Settlements and the settlements entered into with the Nationwide Liaison Council of SMON Patients' Associations, etc. in September 1979, in order to prepare for the future costs of health care and nursing with regard to the subjects of the settlements applicable to the Company as of the balance sheet date.

(4) Other Significant Accounting Policies for the Consolidated Financial Statements

1) Hedge Accounting

a. Methods of hedge accounting
Takeda Group uses deferred hedging. However, under certain conditions, forward exchange transactions and interest rate swaps are accounted for as if each hedging instrument and hedged item were one combined financial instrument.

b. Hedging instruments, hedged items and hedging policies
Takeda Group uses interest rate swaps and option transactions to hedge a portion of cash flow related to future investment income that is linked to short-term variable interest rates. In addition, Takeda Group uses forward foreign exchange transactions and currency options to hedge a portion of foreign currency-denominated transactions that can be individually recognized and are financially material. These hedge transactions are conducted in accordance with established regulations regarding scope of usage and standards for selection of counterparty financial institutions.

c. Method of assessing effectiveness of hedges
Preliminary testing is conducted using statistical methods such as regression analysis, and post-testing is conducted using ratio analysis.

2) Accounting for Lease Transactions
Finance lease transactions other than those in which the ownership of the leased property is deemed to be transferred to the lessee are accounted for as operating lease transactions.

3) Disclosed Amount
All amounts shown are rounded to the nearest million yen, i.e., not less than a half of a million is rounded up to a full one million and less than a half of a million is disregarded.

4) Consumption taxes
Consumption taxes are excluded from items in the consolidated statement of income.

4. Valuation of Assets and Liabilities of Consolidated Subsidiaries
The assets and liabilities of consolidated subsidiaries are valued using the partial mark-to-market method.

5. Changes to Significant Accounting Policies for the Consolidated Financial Statements

(1) Accounting Standard for Presentation of Net Assets in the Balance Sheet

From the fiscal year ended March 31, 2007, the Company has adopted the "Accounting Standard for Presentation of Net Assets in the Balance Sheet" and the "Guidelines on Accounting Standard for Presentation of Net Assets in the Balance Sheet". The amount of total shareholders' equity calculated in according with the prior standard is 2,420,643 million yen.

(2) Valuation of Assets and Liabilities of Consolidated Subsidiaries
In the previous fiscal year, assets and liabilities of consolidated subsidiaries were valued using the full mark-to-market method. From the fiscal year ended March 31, 2007, the assets and liabilities of consolidated subsidiaries are valued using the partial mark-to-market value method. During the fiscal year ended March 31, 2007, the Company acquired additional shares of subsidiaries engaged in the real estate business. Under the full mark-to-market value method, the difference between the amount of the investment made by the Company for the acquisition of such additional shares and the book value of the corresponding net assets of the subsidiaries would have been recorded as "Goodwill" in the consolidated balance sheet. However, such difference was primarily a result of an increase in the market value of land and other assets held by the subsidiaries. Accordingly, the Company deemed it appropriate to allocate the difference to land and other assets by using the partial mark-to-market value method in order to accurately state the economic status of the transaction to acquire additional shares in the financial statements. As a result of such change in valuation method, the operating income, ordinary income and net income increased by 4,924 million yen, respectively in the consolidated statement of income.

(3) Accounting Standard for Business Combination
From the fiscal year ended March 31, 2007, Takeda Group has adopted the "Accounting Standard for Business Combination", the "Accounting Standard for Business Divestitures", and the "Guidelines on Accounting Standard for Business Combination and Accounting Standard for Business Divestiture".

(4) Changes in Presentation in the Consolidated Balance Sheet
The presentation of the "Goodwill" in the consolidated balance sheet was changed in Japanese only. English translation has not been changed.

[Notes to Consolidated Balance Sheet]

1. Assets pledged as collateral and secured liabilities
   (1) Assets pledged as collateral

Time deposit	¥21 million
Tangible fixed assets	¥5,586 million
Total	¥5,607 million

   (2) Secured liabilities

Accounts payable	¥14 million
Bonds	¥300 million
Long term debt	¥1,550 million
Total	¥1,864 million

2. Accumulated depreciation on assets

Tangible fixed assets	¥382,242 million
Real estates for lease	¥5,699 million

3. Guarantees
   Takeda Group has given guarantees for loans taken by the following person from financial institutions:

Employees of Takeda Pharmaceutical Company Limited	¥2,753 million
Other	¥173 million
Total	¥2,926 million

4. Endorsed trade notes receivable ¥15 million

[Notes to Consolidated Statement of Income]

1. Research and development costs ¥193,301 million

2. Income taxes
   The amount of 57,080 million yen of additional taxes resulted from the correction for transfer pricing taxation regarding the product supply transaction between the Company and TAP Pharmaceutical Products Inc. is presented as "Income taxes – Prior years". There are no additional income taxes accrued for the fiscal years that have not been subject to tax audit.

[Notes to Consolidated Statement of Changes in Net Assets]

1. Class and total number of shares issued as of March 31, 2007
   Common Stock 889,272 thousand shares

2. Dividends
   (1) Amount of dividends paid

Resolutions	Class of Shares	Total Amount of Dividends	Dividends per Share	Record Date	Effective Date
Ordinary General Meeting of Shareholders (June 29, 2006)	Common Stock	¥46,749 million	¥53.00	March 31, 2006	June 29, 2006
Meeting of Board of Directors (November 6, 2006)	Common Stock	¥52,029 million	¥60.00	September 30, 2006	December 8, 2006
Total		¥98,778 million			

   (2) Dividends of which the record date is in the fiscal year ended March 31, 2007 and the effective date is in the following fiscal year

Matters with respect to dividends on shares of common stock were proposed as the proposal to Ordinary General Meeting of Shareholders to be held on June 28, 2007 as follows.

(i)	Total amount of dividends	¥58,443 million
(ii)	Dividends per share	¥68.00
(iii)	Record date	March 31, 2007
(iv)	Effective date	June 29, 2007

In addition, dividends will be paid from retained earnings.

[Per Share Information]

1. Net assets per share	¥2,816.28
2. Net income per share	¥386.00

[Significant Subsequent Events]

1. In April 2007, the Company transferred all of its shares of Takeda-Kirin Foods Corporation, a 34%-owned affiliated company of the Company, and Wyeth K.K., a 20%-owned affiliated company of the Company, in accordance with the joint-venture agreement with Kirin Brewery Company, Limited and the share transfer agreement with Wyeth, U.S., respectively. The amount of consideration for such transfer totaled approximately 31 billion yen and a gain on sales of shares, totaling approximately 28 billion yen, is expected to be accounted for in the fiscal year ending March 31, 2008.

[Business Combination and Divestiture]

1. Share Exchange

(1) Name of the companies, legal structure of business combination and outline of the transaction

- Name of the companies:
  (i) Combining Company: Takeda Pharmaceutical Company Limited (the Company)
  (ii) Combined Company: Daiwa Real Estate Company, Ltd. ("Daiwa")
- Legal structure of business combination: Share exchange
- Outline of the transaction: On May 11, 2006, the Company entered into a share exchange agreement with Daiwa, a 50%-owned consolidated subsidiary of the Company, to convert Daiwa into a wholly-owned subsidiary for the purpose of improving operational agility and flexibility. The Company executed the share exchange on June 23, 2006. As a result of this transaction, Shinwa Real Estate Company, Ltd., a consolidated subsidiary owned 50% each by the Company and Daiwa, also became a wholly-owned subsidiary of the Company.

(2) Outline of the accounting

As such share exchange was a transaction with minority shareholders, the equity interest corresponding to the additional acquisition of shares were deducted from the minority interest. The difference between the amount of additional investment and the decrease in minority interest was accounted for as goodwill.

(3) Additional acquisition of subsidiary's shares

- Acquisition costs and breakdown thereof

  The cost incurred for the additional acquisition of Daiwa's shares was 43,429 million yen, which was fully paid by treasury stock of the Company.
- Share exchange ratio

  Share exchange ratio of shares of the Company to shares of Daiwa is 1: 634
- Number and valuation of shares allocated

  Number of shares allocated: 6,340,000 shares

  Valuation of shares: ¥43,429 million

- Amount of goodwill

Takeda Group recognized goodwill of 2,288 million yen, which Takeda Group will amortize by straight-line method over 5 years.

2. Business Divestiture

(1) Name of the companies, description of business divested and outline of the business divestiture

- Name of the Company to which business was transferred: House Foods Corporation
- Description of divested business:

The food and beverage business of Takeda Food Products, Ltd.

- Outline of the business divestiture:

On April 3, 2006, as a part of the restructuring of non-pharmaceutical business of Takeda Group, Takeda Food Products, Ltd. ("Takeda Food"), a wholly-owned consolidated subsidiary of the Company, established House Wellness Foods Corporation, Ltd. ("House Wellness Foods") through a corporate division. The food and beverage business of Takeda Food was transferred to House Wellness Foods. On the same day, Takeda Food transferred 66% of shares of House Wellness Foods to House Foods Corporation and 34% of such shares to the Company.

(2) Outline of the accounting

The amount of 18,981 million yen, calculated by deducting unrealized gain from the difference between the book value of House Wellness Foods shares acquired by Takeda Food and the amount paid in consideration of such transfer, was accounted for as extraordinary gain on transfer of business in the consolidated statement of income of Takeda Group.

[Accounting for Deferred Income Taxes]

1. Major components of deferred tax assets and liabilities

	(Millions of yen)
(Deferred tax assets)	
Deferred tax assets (current)	
Reserve for employees' bonuses	10,324
Research and development costs	44,576
Enterprise taxes	10,024
Unrealized intercompany profits	12,835
Other	63,451
Deferred tax assets (current) - total	141,210
Deferred tax assets (non-current)	
Reserve for employees' retirement benefits	9,697
Other	57,195
Deferred tax assets (non-current) - subtotal	66,892
Valuation allowance	(3,443)
Deferred tax assets (non-current) - total	63,449
Total deferred tax assets	204,659
(Deferred tax liabilities)	
Deferred tax liabilities (current)	
Unrealized gain on available-for-sale securities	(3)
Other	(1,984)
Deferred tax liabilities (current) - total	(1,987)
Deferred tax liabilities (non-current)	
Unrealized gain on available-for-sale securities	(120,558)
Undistributed earnings of foreign subsidiaries and affiliates	(26,999)
Reserve for reduction of fixed assets	(13,352)
Other	(8,647)
Deferred tax liabilities (non-current) - total	(169,555)
Total deferred tax liabilities	(171,542)
Net deferred tax assets	33,117

2. The effective income tax rates of the companies after application of deferred tax accounting differed from the statutory tax rate for the following reasons:

	(%)
Domestic statutory tax rate	40.9
(Adjustments)	
Expenses not deductible for tax purposes	0.5
Equity in earnings of affiliates	(3.3)
Non-taxable dividend income	(0.1)
Tax credits primarily for research and development costs	(1.2)
Correction for transfer pricing taxation	9.1
Other	(0.2)
Effective tax rate after application of deferred tax accounting	45.7

[Accounting for Retirement Benefits]

1. Description of retirement benefit program adopted
   The Company and its consolidated subsidiaries have adopted a defined benefit plan comprising of a contributory pension plan, a qualified pension plan and a lump-sum retirement payment.

2. Retirement benefit obligation

	(Millions of yen)
a. Projected benefit obligation	(257,554)
b. Fair value of plan assets	293,967
c. Funded status (a + b)	36,413
d. Unrecognized actuarial gains and losses	(25,681)
e. Unrecognized prior service cost	(13,623)
f. Net liability (c+d+e)	(2,892)
g. Prepaid pension costs	23,750
h. Reserve for retirement benefits (f-g)	(26,642)

Note: Some consolidated subsidiaries adopt the simplified method in calculating the retirement benefit obligation.

3. Retirement benefit costs

	(Millions of yen)
a. Service cost (Note 2)	5,124
b. Interest cost	5,290
c. Expected return on plan assets	(5,776)
d. Recognized actuarial gains and losses	(2,541)
e. Amortization of prior service cost	(683)
f. Net periodic retirement benefit costs (a + b + c + d + e)	1,414

Notes: 1. The portion of cost for seconded employees which was borne by the companies at which such employees work is deducted.
2. Retirement benefit costs of consolidated subsidiaries that adopt a simplified method are stated in "a. Service cost".

4. Basis of calculation of retirement benefit obligation

a. Periodic allocation method for projected benefits:	Straight-line standard
b. Discount rate:	2.0% to 2.3%
c. Expected rate of return on plan assets:	1.5% to 2.5%
d. Recognition period of prior service cost :	Generally five years (using the straight-line method over the fixed number of years within the average remaining years of service time when obligations arise)
e. Recognition period of actuarial gains and losses:	Generally five years (expensed from the period of occurrence, mainly using the straight-line method over the fixed number of years within the average remaining years of service when obligations arise)

NON-CONSOLIDATED BALANCE SHEET

(As of March 31, 2007) (Millions of yen)

Item	Amount	Item	Amount
Current assets	**1,068,513**	**Current liabilities**	**315,725**
Cash and deposits	167,742	Notes payable	135
Notes receivable	8,895	Accounts payable	49,272
Accounts receivable	177,190	Other payable and accrued expenses	145,163
Marketable securities	518,693	Income taxes payable	82,643
Merchandise and products	26,655	Consumption tax payable	1,212
Work-in-process and semi-finished products	23,806	Deposits received	6,556
Materials	15,367	Reserve for loss on sales return	664
Advances	2,022	Reserve for sales rebates	6,349
Advance payments and prepaid expenses	2,159	Reserve for sales promotion	509
Deferred tax assets	111,396	Reserve for employees' bonuses	22,392
Other	14,609	Reserve for bonuses for directors and corporate auditors	213
Allowance for doubtful receivables	(22)	Other	617
Fixed assets	**976,805**	**Long-term liabilities**	**74,192**
Tangible fixed assets	**104,025**	Reserve for employees' retirement benefits	14,237
Buildings and structures	58,699	Reserve for retirement allowances for directors and corporate auditors	1,174
Machinery and equipment	20,782	Reserve for SMON compensation	4,315
Vehicles and carriers	70	Deferred tax liabilities	53,442
Tools and fixtures	2,379	Other	1,025
Land	20,800	**Total liabilities**	**389,917**
Construction in progress	1,296	**Shareholders' Equity**	**1,525,365**
Intangible fixed assets	**35**	Common stock	63,541
Investments and other assets	**872,745**	Capital surplus	49,638
Investment securities	254,582	Additional paid-in capital	49,638
Shares of subsidiaries and affiliates	472,662	Retained earnings	1,606,104
Contributions to subsidiaries and affiliates	43,129	Legal reserve	15,885
Long-term deposits	56,147	Other retained earnings	1,590,219
Long-term loans	39	Reserve for retirement benefits	5,000
Long-term prepaid expenses	122	Reserve for dividends	11,000
Prepaid pension costs	23,750	Reserve for research and development	2,400
Real estates for lease	22,401	Reserve for capital improvements	1,054
Allowance for doubtful accounts	(88)	Reserve for promotion of exports	434
		Reserve for special depreciation	948
		Reserve for reduction of fixed assets	16,486
		General reserve	1,192,500
		Unappropriated retained earnings at the end of the fiscal year	360,397
		Treasury stock	(193,918)
		Valuation and translation adjustments	**130,036**
		Unrealized gain on available-for-sale securities	130,333
		Deferred losses on derivatives under hedge accounting	(297)
		Total net assets	**1,655,400**
TOTAL ASSETS	2,045,317	TOTAL LIABILITIES AND NET ASSETS	2,045,317

NON-CONSOLIDATED STATEMENT OF INCOME

(April 1, 2006 to March 31, 2007) (Millions of yen)

Item	Amount
Net sales	**869,068**
Cost of sales	**221,188**
Gross Profit	**647,880**
Selling, general and administrative expenses	**300,228**
Operating income	**347,652**
Non-operating income	**40,980**
Interest and dividend income	29,565
Interest on securities	1,477
Other	9,938
Non-operating expenses	**10,256**
Interest expenses	138
Other	10,117
Ordinary income	**378,377**
Extraordinary gain	**29,176**
Gain on sales of fixed assets	2,261
Gain on sales of shares of affiliates	19,395
Gain from elimination of shares of merged companies	7,520
Income before income taxes	**407,553**
Income taxes:	**187,740**
Current	142,583
Prior years	57,080
Deferred	(11,923)
Net income	**219,813**

NON-CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

(April 1, 2006 to March 31, 2007)

(Millions of yen)

	Shareholders' equity									Valuation and translation adjustments			
		Capital surplus			Retained earnings								
	Common stock	Additional paid-in capital	Other capital surplus	Total capital surplus	Legal reserve	Other retained earnings	Total retained earnings	Treasury stock	Total shareholders' equity	Unrealized gain on available-for-sale securities	Deferred gains or losses on derivatives under hedge accounting	Total valuation and translation adjustments	Total net assets
Balance as of March 31, 2006	63,541	49,638	3	49,641	15,885	1,471,265	1,487,150	(2,817)	1,597,515	130,927	—	130,927	1,728,443
Changes during the fiscal year													
Cash dividends (Note)						(47,103)	(47,103)		(47,103)				(47,103)
Cash dividends						(52,029)	(52,029)		(52,029)				(52,029)
Bonuses to directors and corporate auditors						(233)	(233)		(233)				(233)
Provision for reserve for special depreciation (Note)									—				—
Provision for reserve for reduction of fixed assets (Note)									—				—
Provision for general reserve (Note)									—				—
Reversal of reserve for special depreciation (fiscal year 2006)									—				—
Provision for reserve for reduction of fixed assets (fiscal year 2006)									—				—
Net income						219,813	219,813		219,813				219,813
Repurchase of treasury stock								(236,050)	(236,050)				(236,050)
Disposal of treasury stock			(3)	(3)		(1,495)	(1,495)	44,948	43,451				43,451
Net change in items other than shareholders' equity during fiscal 2006									—	(594)	(297)	(892)	(892)
Total changes during the fiscal year	—	—	(3)	(3)	—	118,954	118,954	(191,102)	(72,150)	(594)	(297)	(892)	(73,042)
Balance as of March 31, 2007	63,541	49,638	—	49,638	15,885	1,590,219	1,606,104	(193,918)	1,525,365	130,333	(297)	130,036	1,655,400

•Breakdown of other retained earnings

	Reserve for retirement benefits	Reserve for dividends	Reserve for research and development	Reserve for capital improvements	Reserve for promotion of exports	Reserve for special depreciation	Reserve for reduction of fixed assets	General reserve	Unappropriated retained earnings	Total
Balance as of March 31, 2006	5,000	11,000	2,400	1,054	434	1,427	15,365	1,072,500	362,085	1,471,265
Changes during the fiscal year										
Cash dividends (Note)									(47,103)	(47,103)
Cash dividends									(52,029)	(52,029)
Bonuses to directors and corporate auditors (Note)									(233)	(233)
Provision for reserve for special depreciation (Note)						77			(77)	—
Provision for reserve for reduction of fixed assets (Note)							68		(68)	—
Provision for general reserve (Note)								120,000	(120,000)	—
Reversal of reserve for reduction of fixed assets (fiscal year 2006)						(556)			556	—
Provision for reserve for special depreciation (fiscal year 2006)							1,052		(1,052)	—
Net income									219,813	219,813
Repurchase of treasury stock										—
Disposal of treasury stock									(1,495)	(1,495)
Net change in items other than shareholders' equity during fiscal 2006										—
Total changes during the fiscal year	—	—	—	—	—	(479)	1,121	120,000	(1,688)	118,954
Balance as of March 31, 2007	5,000	11,000	2,400	1,054	434	948	16,486	1,192,500	360,397	1,590,219

Note: Items for appropriation of retained earnings at the General Meeting of Shareholders held in June 2006.

[Significant Accounting Policies]

1. Valuation of Assets

(1) Valuation of Securities

Held-to-maturity securities:	Valued at the amortized cost method (straight-line method)
Shares of subsidiaries and affiliates:	Valued at cost using the moving-average method
Available-for-sale securities	
With market values:	Valued at fair value at the balance sheet date (Unrealized gains and losses are included in net assets, and cost of securities sold is calculated using the moving-average method.)
Without market values:	Valued at cost using the moving-average method

(2) Valuation of Derivatives: Valued at fair value

(3) Valuation of Inventories

Merchandise:	Valued at the lower of cost or market, cost being calculated using the weighted average cost method
Finished products:	Valued at cost using the weighted average cost method
Work-in-process and semi-finished products:	Same as the above
Raw materials:	Valued at the lower of cost or market, cost being calculated using the moving-average method

2. Depreciation of Tangible Fixed Assets and Real Estates for Lease:

Declining-balance method; provided that the straight-line method is applied for buildings (excluding building improvements) acquired on or after April 1, 1998.
Estimated useful lives are mainly as follows:

Buildings and structures:	15-50 years
Machinery, equipment and carriers:	4-15 years

3. Provision of Reserves

(1) With respect to allowance for doubtful receivables, in order to account for potential losses from uncollectible notes and accounts receivable, the Company provides reserve for uncollectible receivables based on historical loss ratios. Specific claims are evaluated in light of the likelihood of recovery and provision is made to the allowance for doubtful receivables in the amount deemed uncollectible.

(2) Reserve for loss on sales return is stated as the aggregate amount of profits from sales and cost of damaged products calculated based on past returns in order to account for potential losses on sales returns.

(3) Reserve for sales rebates is stated at an amount calculated based on the past results in order to provide for sales rebates on goods sold.

(4) Reserve for sales promotion is stated as the amount calculated by multiplying the delivered amounts to retailers by the rate of the payment based on the past results in order to cover expenditures for sales promotions to be conducted for product sales.

(5) Reserve for employees' bonuses is stated at the projected amount of bonuses required to be paid to eligible employees at the balance sheet date based on the applicable payment period.

(6) In order to cover payment of bonuses to directors and corporate auditors, the reserve for bonuses for directors and corporate directors is stated as the projected amount to be paid.

(7) Reserve for employees' retirement benefits is based on the present value of the projected retirement benefit obligation as of the balance sheet date estimated at the beginning of the fiscal year, less the estimated amounts of the fair value of pension assets of the corporate pension plans (the contributory pension plan and the qualified pension plan) in order to cover payment of retirement benefit to employees.
Prior service cost is amortized using the straight-line method over a fixed number of years (generally five years) within the average remaining years of service when obligations arise.
Unrecognized net actuarial gains and losses are expensed from the period of occurrence in proportional amounts, mainly on a straight-line basis over the fixed number of years (generally five years) within the average remaining service time in each period when obligations arise.
(Additional information)
The Company reviewed the existing retirement benefit program and decided to transfer part of a defined benefit lump sum retirement payment plan to a defined contribution pension plan. As result of such transfer, approximately 1 billion yen is expected to be accounted for as extraordinary gain for the next fiscal year.

(8) Reserve for retirement benefits for directors and corporate auditors is stated at the estimated amount to be paid as of the balance sheet date in accordance with the Company's internal regulations.

(9) Reserve for SMON compensation is stated at an amount calculated in accordance with the Memorandum Regarding the Settlements and the settlements entered into with the Nationwide Liaison Council of SMON Patients' Associations, etc. in September 1979, in order to prepare for the future costs of health care and nursing with regard to the subjects of the settlements applicable to the Company as of the balance sheet date.

4. Other Significant Accounting Policies for the Non-Consolidated Financial Statements

1) Hedge Accounting

a. Methods of hedge accounting
The Company uses deferred hedging. Under certain conditions, forward exchange transactions are accounted for as if each hedging instrument and hedged item were one combined financial instrument.

b. Hedging instruments, hedged items and hedging policies
The Company uses Yen-denominated interest rate swaps to hedge a portion of cash flow related to future investment income that is linked to short-term variable interest rates. In addition, the Company uses forward foreign exchange transactions to hedge a portion of foreign currency denominated transactions that can be individually recognized and are financially material. These hedge transactions are conducted in accordance with established regulations regarding the scope of usage and standards for selection of counterparty financial institutions.

c. Method of assessing effectiveness of hedges
Preliminary testing is performed using statistical methods such as regression analysis, and post-testing is performed using ratio analysis.

2) Accounting for Lease Transactions

Finance lease transactions other than those in which the ownership of the leased property is deemed to be transferred to the lessee are accounted for as operating lease transactions.

3) Disclosed Amount
All amounts shown are rounded to the nearest million yen, i.e., not less than a half of a million is rounded up to a full one million and less than a half of a million is disregarded.

4) Consumption taxes
Consumption taxes are excluded from items in the statement of income.

5. Changes to Significant Accounting Policies

(1) Accounting Standards for Presentation of Net Assets in the Balance Sheet
From the fiscal year ended March 31, 2007, the Company has adopted the "Accounting Standard for Presentation of Net Assets in the Balance Sheet" and the "Guidelines on Accounting Standards for Presentation of Net Assets in the Balance Sheet". The amount of total shareholders' equity calculated in accordance with the prior standards is 1,655,698 million yen.

(2) Accounting Standards for Business Combination
From the fiscal year ended March 31, 2007, the Company has adopted the "Accounting Standards for Business Combination" and the "Guidelines on Accounting Standard for Business Combination and Accounting Standard for Business Divestiture"

(3) Accounting Standards for Directors' Bonus
From the fiscal year ended March 31, 2007, the Company has adopted the "Accounting Standard for Directors' Bonus". This resulted in a decrease of 213 million yen in operating income, ordinary income and income before income taxes compared to the amount calculated in accordance with the prior standard.

[Notes to Non-Consolidated Balance Sheet]

1. Accumulated depreciation on assets:
   Tangible fixed assets ¥255,491 million
   Real estate for lease ¥5,699 million

2. Guarantees:
   The Company has given guarantees for the loans taken by the following person from financial institutions:
   Employees of Takeda Pharmaceutical Company Limited ¥2,753 million

3. Receivables from and Payables to subsidiaries and affiliates
   Short-term receivables: ¥27,581 million
   Long-term receivables: ¥52,506 million
   Short-term payables: ¥43,105 million
   Long-term payables: ¥808 million

[Notes to Non-Consolidated Statement of Income]

1. Transactions with subsidiaries and affiliates
   Operating transactions
   Sales: ¥201,912 million
   Purchases: ¥96,941 million
   Other: ¥84,352 million
   Non-operating transactions:
   Non-operating income and extraordinary gain ¥38,422 million
   Non-operating expenses ¥472 million

2. Research and development costs: ¥151,945 million

3. Income taxes
   The amount of 57,080 million yen of additional taxes resulted from correction for transfer pricing taxation regarding product supply transaction between the Company and TAP Pharmaceutical Products Inc. is presented as "Income taxes - Prior years". There are no additional income taxes accrued for the fiscal years that have not been subject to tax audit.

[Notes to Non-Consolidated Statement of Changes in Net Assets]

1. Class and total number of treasury stock as of March 31, 2007
   Common Stock 29,813 thousand shares

[Fixed Assets under Finance Lease]

1. In addition to the fixed assets in the non-consolidated balance sheet, part of the business equipment is used under the finance lease agreement without transfer of ownership.

[Per Share Information]

1. Net assets per share ¥1,926.09

2. Net income per share ¥252.12

[Significant Subsequent Events]

1. In April 2007, the Company transferred all of its shares of Takeda-Kirin Foods Corporation, a 34%-owned affiliated company of the Company, and Wyeth K.K., a 20%-owned affiliated company of the Company, in accordance with the joint-venture agreement with Kirin Brewery Company, Limited and the share transfer agreement with Wyeth, U.S., respectively. The amount of consideration for such transfer totaled approximately 31 billion yen and a gain on sales of shares, totaling approximately 28 billion yen, is expected to be accounted for in the fiscal year ending March 31, 2008.

[Transactions with Related Parties]

1. Subsidiaries and Affiliates

	Name of the company	Percentage of ownership of the voting rights	Relationship between the Company and the Related Parties	Transaction	Amount of Transaction	Item	Balance as of March 31, 2007
Subsidiary	Takeda Europe Holdings B.V.	Directly owned 100% of the voting rights by the Company	-Some officer(s) have concurrently served as officer(s) or employee(s) of the Company	Contribution in kind [1]	¥32,935 million	-	-
Subsidiary	Daiwa Real Estate Company, Ltd. ("Daiwa")	Directly owned 50% of the voting rights by the Company Directly owning 0.7% of the Company's voting rights	-Renting of lands and buildings owned by Daiwa -Some officer(s) have concurrently served as officer(s) or employee(s) of the Company	Share exchange [2]	¥43,429 million	-	-
Subsidiary	Takeda Pharmaceuticals North America, Inc.	Indirectly owned 100% of the voting rights by the Company	-Sale of products of the Company -Some officer(s) have concurrently served as officer(s) or employee(s) of the Company	Non-operating transaction	-	Long-term deposits	¥50,704 million
Affiliate	TAP Pharmaceutical Products Inc.	Indirectly owned 50% of the voting rights by the Company	-Sale of products of the Company -Some officer(s) have concurrently served as officer(s) or employee(s) of the Company	Sale of ethical drugs [3]	¥90,615 million (including royalty income)	Accounts receivable	¥4,602 million
Affiliate	Wyeth K.K.	Directly owned 20% of the voting rights by the Company	-Purchase of products -Some officer(s) have concurrently served as officer(s) or employee(s) of the Company.	Purchase of ethical drugs [3]	¥65,172 million	Accounts payable	¥14,426 million

Terms of the transactions and the policies on decision made for the terms of transactions

Note 1. The Company contributed its subsidiaries' shares it held. The amount of transaction is the book value of such shares in the Company.

Note 2. - At the time of the share exchange (June 23, 2006), the Company, the extended family of a director and another individual directly held 50%, 30% and 20% of the voting rights of Daiwa, respectively.

- In connection with the share exchange between the Company and Daiwa, 6,340 thousand shares of common stock of the Company were allocated to shareholders of Daiwa (not including the Company). As a result of such transaction, the Company now holds 100% of the voting rights of Daiwa.
- The share exchange ratio between the Company and Daiwa is decided after consultation between both parties based on the fair market value of the two companies as well as taking into consideration an opinion by a third party.

Note 3. Price and other terms of transactions are decided after negotiation between both parties taking into consideration the current market price and other factors.

[Business Combination]

1. Share Exchange
   Please refer to the statements in the [Notes on Business Combination and Divestiture] in the Consolidated Financial Statements.

2. Merger
   (1) Name of the companies, legal structure of business combination and outline of the transaction
   - Name of the companies:
     (i) Combining Company: Takeda Pharmaceutical Company Limited (the Company)
     (ii) Combined Companies: Daiwa Holdings, Inc. and Shinwa Holdings, Inc.
   - Legal structure of business combination: Merger
   - Outline of the transaction:
     With respect to Daiwa Estate Company, Ltd. and Shinwa Estate Company, Ltd., that were converted into wholly-owned subsidiaries of the Company through the above-mentioned share exchange, both companies have divested the real estate companies (Daiwa Estate Company, Ltd.and Shinwa Estate Company, Ltd.) by corporate division (corporate division in which new company is incorporated (*shinsetsu-bunkatsu*)). The non-real estate companies after such divestiture (renamed to Daiwa Holdings, Inc. and Shinwa Holdings, Inc.), were merged into the Company in order to improve the operational efficiency of Takeda Group. There is no issuance of new shares or increase in capital of the Company in connection with such merger.

   (2) Outline of the accounting
   The assets and liabilities transferred from Daiwa Holdings, Inc. and Shinwa Holdings, Inc. to the Company are accounted for based on the appropriate book value set forth in the Accounting Standards for Business Combination and other standards or guidelines. In addition, an amount of 7,520 million yen, the difference between the shares of such subsidiaries and increased shareholders' equity, is accounted for as gain from the elimination of shares of merged companies in the extraordinary gain.

[Accounting for Deferred Income Taxes]

1. Major components of deferred tax assets and deferred tax liabilities:

	(Millions of yen)
(Deferred tax assets)	
Deferred tax assets (current)	
Reserve for employees' bonuses	9,159
Research and development cost	43,890
Enterprise taxes	9,768
Reserve for sales rebates	2,597
Other	45,985
Deferred tax assets (current) - subtotal	111,399
Deferred tax assets (non-current)	
Reserve for employees' retirement benefits	5,823
Excess depreciation of tangible fixed assets	8,444
Other	34,572
Deferred tax assets (non-current) - subtotal	48,839
Total deferred tax assets	160,238
(Deferred tax liabilities)	
Deferred tax liabilities (current)	
Unrealized gain on available-for-sale securities	(3)
Deferred tax liabilities (current) - subtotal	(3)
Deferred tax liabilities (non-current)	
Unrealized gain on available-for-sale securities	(90,306)
Reserve for reduction of fixed assets	(11,319)
Other	(656)
Deferred tax liabilities (non-current) - subtotal	(102,281)
Total deferred tax liabilities	(102,284)
Net deferred tax assets	57,954

2. The effective income tax rate of the Company after application of deferred tax accounting differed from the statutory tax rate for the following reasons:

	(%)
Statutory tax rate	40.9
(Adjustments)	
Expenses not deductible for tax purposes	0.8
Non-taxable dividend income	(2.8)
Tax credits primarily for research and development costs	(1.8)
Gain from elimination of shares of merged companies	(0.7)
Correction for transfer pricing taxation	14.0
Other	(4.3)
Effective tax rate after application of deferred tax accounting	46.1

[Accounting for Retirement Benefits]

1. Description of retirement benefit program adopted
   The Company adopted a defined benefit plan comprising of a lump-sum retirement payment and a contributory pension plan. A qualified pension plan is adopted to cover benefits to employees already retired when Takeda Employees' Pension Fund was established on April 1, 1997.

2. Retirement benefit obligation

	(Millions of yen)
a. Projected benefit obligation	(233,248)
b. Fair value of plan assets	282,630
c. Funded status (a + b)	49,382
d. Unrecognized actuarial gains and losses	(26,604)
e. Unrecognized prior service cost	(13,264)
f. Net asset (c+d+e)	9,514
g. Prepaid pension costs	23,750
h. Reserve for retirement benefits (f-g)	(14,237)

3. Retirement benefit costs

	(Millions of yen)
a. Service cost (Note)	4,309
b. Interest cost	4,929
c. Expected return on plan assets	(5,580)
d. Recognized actuarial gains and losses	(2,720)
e. Amortization of prior service cost	(629)
f. Net periodic retirement benefit costs (a + b + c + d + e)	309

Note: The portion of cost for seconded employees which was borne by the companies at which such employees work is deducted.

4. Basis of calculation of retirement benefit obligation

a. Periodic allocation method for projected benefits:	Straight-line standard
b. Discount rate:	2.0%
c. Expected rate of return on plan assets:	2.0%
d. Recognition period of prior service cost:	Five years (using the straight-line method over a fixed number of years within the average remaining years of service when obligations arise)
e. Recognition period of actuarial gains and losses:	Five years (expensed from the period of occurrence using the straight-line method over a fixed number of years within the average remaining years of service when obligations arise)

(TRANSLATION)

INDEPENDENT AUDITORS' REPORT

May 7, 2007

To the Board of Directors of Takeda Pharmaceutical Company Limited:

Deloitte Touche Tohmatsu

Designated Partner,
Engagement Partner,
Certified Public Accountant:

Akira Ishida

Designated Partner,
Engagement Partner,
Certified Public Accountant:

Teruhisa Tamai

Pursuant to the fourth clause of Article 444 of the Corporate Law, we have audited the consolidated financial statements, namely, the consolidated balance sheet as of March 31, 2007 of Takeda Pharmaceutical Company Limited (the "Company") and consolidated subsidiaries, and the related statements of income and changes in net assets for the 130th fiscal year from April 1, 2006 to March 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and consolidated subsidiaries as of March 31, 2007, and the consolidated results of their operations for the year then ended in conformity with accounting principles generally accepted in Japan.

As discussed in Significant Subsequent Events, the Company transferred all shares in Wyeth K.K. and Takeda-Kirin Foods Corporation in April 2007.

Our firm and the engagement partners do not have any financial interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Law.

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

(TRANSLATION)

INDEPENDENT AUDITORS' REPORT

May 7, 2007

To the Board of Directors of Takeda Pharmaceutical Company Limited:

Deloitte Touche Tohmatsu

Designated Partner,
Engagement Partner,
Certified Public Accountant:

Akira Ishida

Designated Partner,
Engagement Partner,
Certified Public Accountant:

Teruhisa Tamai

Pursuant to the first item, second clause of Article 436 of the Corporate Law, we have audited the financial statements, namely, the balance sheet as of March 31, 2007 of Takeda Pharmaceutical Company Limited (the "Company"), and the related statements of income and changes in net assets for the 130th fiscal year from April 1, 2006 to March 31, 2007, and the accompanying supplemental schedules. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the accompanying supplemental schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and the accompanying supplemental schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement and the accompanying supplemental schedules presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and the accompanying supplemental schedules referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2007, and the results of its operations for the year then ended in conformity with accounting principles generally accepted in Japan.

As discussed in Significant Subsequent Events, the Company transferred all shares in Wyeth K.K. and Takeda-Kirin Foods Corporation in April 2007.

Our firm and the engagement partners do not have any financial interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Law.

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

[AUDIT REPORT OF THE BOARD OF CORPORATE AUDITORS (COPY)]

Audit Report

The Board of Corporate Auditors prepared this audit report regarding the performance of duties of the Directors of the Company during the 130th fiscal year from April 1, 2006 to March 31, 2007, upon deliberation, based on the audit reports prepared by each Corporate Auditor and hereby reports as follows:

1. Auditing Method Employed by Corporate Auditors and Board of Corporate Auditors and Details Thereof

   The Board of Corporate Auditors established the audit policy and duties of each Corporate Auditor, received reports from each Corporate Auditor on the execution of audits and results thereof and received reports from Directors and other related persons and Independent Auditors on the performance of their duties, and ,when necessary, requested explanations.

   In accordance with the audit policy established by the Board of Corporate Auditors and the duties assigned to each Corporate Auditor by the Board of Corporate Auditors, each Corporate Auditor has had communication with Directors, employees and other related persons and the internal audit division of the Company and endeavored to gather information and create an improved environment for auditing. Each Corporate Auditor also attended meetings of the Board of Directors and other important meetings, received from Directors, employees and other related persons reports on the performance of their duties, and, when necessary, requested explanations. The Corporate Auditors also inspected the important materials used for the deliberation and reporting, and examined the status of operations and properties at the head office and the principal offices of the Company. The Corporate Auditors monitored and examined the substance of resolution by the Board of Directors regarding establishment of the "system as provided for in Article 100, Paragraphs 1 and 3 of the Ordinance for Enforcement of the Company Law of Japan necessary for ensuring that the company's operation will be conducted appropriately" (Internal Control System) and the status of such system being established in accordance with such resolution. As for the subsidiaries of the Company, the Corporate Auditors examined the status of operations and properties of the subsidiaries by asking for reports on their respective business from the Directors and other related persons of the Company in charge of the subsidiaries, having communication with the directors and corporate auditors of the subsidiaries and sharing information among them as well as visiting the subsidiaries as necessary. According to the foregoing method, we examined the business report and the accompanying supplemental schedules for this fiscal year.

   In addition, the Corporate Auditors also monitored and examined whether the Independent Auditors maintain their independence and conduct their audits in an appropriate manner. The Corporate Auditors received reports from the Independent Auditors on the performance of their duties and, when necessary, requested their explanations. The Corporate Auditors also received notification from the Independent Auditors that they have taken steps to improve the "system for ensuring appropriate execution of the duties of the independent auditors" (as set forth in Items of Article 159 of the Ordinance for Corporate Accounting) in compliance with the "Quality Control Standard for Auditing" (adopted by the Business Accounting Council on October 28, 2005). The Corporate Auditors requested explanations on such notifications as necessary. According to the foregoing method, the Corporate Auditors reviewed the financial statements for this fiscal year (balance sheet, statement of income and statement of changes in shareholders' equity) and the accompanying supplemental schedules and the consolidated financial statements (consolidated balance sheet, consolidated statement of income and consolidated statement of changes in shareholders' equity).

2. Results of Audit
   (1) Results of Audit of the Business Report, etc.
      A. We confirm that the business report and the accompanying supplemental schedules present fairly the status of the Company in conformity with the applicable laws and regulations of Japan as well as the Articles of Incorporation of the Company.
      B. We confirm that there are no fraudulent acts or material facts that violated the applicable laws and regulations of Japan or the Articles of Incorporation of the Company in the course of the performance of the duties of the Directors.
      C. We confirm that the substance of the resolutions by the Board of Directors regarding establishment of Internal Control System is appropriate. We do not see anything to be pointed out on the performance of the Directors regarding the Internal Control System.

(2) Results of Audit of the Financial Statements and the Accompanying Supplemental Schedules
We confirm that the method and the results of the audit conducted by Deloitte Touche Tohmatsu, the Independent Auditors, are appropriate.

(3) Results of Audit of the Consolidated Financial Statements
We confirm that the method and the results of the audit conducted by Deloitte Touche Tohmatsu, the Independent Auditors, are appropriate.

May 9, 2007

The Board of Corporate Auditors
of Takeda Pharmaceutical Company Limited

Full-time Corporate Auditor:	Yuzuru Takagi
Corporate Auditor:	Kiyoshi Taura
Corporate Auditor:	Yoichi Asakawa
Corporate Auditor:	Tadashi Ishikawa

Note: Corporate Auditors, Kiyoshi Taura, Yoichi Asakawa and Tadashi Ishikawa are Outside Corporate Auditors as provided in Article 2, Item 16 of the Company Law of Japan.

END

Reference Document for General Meeting of Shareholders

Proposals and Reference Matters:

First Proposal: Appropriation of Surplus

As an R&D-oriented world-class pharmaceutical company, the Company will continue conducting strategic investments by focusing on the enhancement of its R&D pipeline and improvement of the business infrastructure both in Japan and overseas in search of a sustainable growth of corporate value.
As per the dividends, the Company seeks to increase the consolidated dividend payout ratio step by step, with the target ratio in the final year of the 2006-2010 Medium-term Management Plan of approximately forty-five percent (45%), in addition to basic policy to maintain stable profit distribution to shareholders in a manner corresponding to the consolidated results, based on the long-term perspective.
With due considerations to the policy in respect of the distribution of profits, the Company will provide for an enhancement of the corporate quality and the future business development.

Taking into consideration the foregoing, the Company is presenting the following proposal with respect to the appropriation of surplus for this term.

1. Year-end dividends
   (1) Type of dividend asset
   Cash
   (2) Allocation of dividend assets to shareholders and total amount of allocation

   Sixty-eight yen (JPY68) per share of common stock
   Total amount: Fifty-eight billion four hundred forty-three million two hundred forty-five thousand three hundred twenty yen (JPY58,443,245,320)

   (For your information)
   If this proposal is approved, the total dividend for the full business year shall amount to one hundred and twenty-eight yen (JPY128) per share (an increase of twenty-two yen (JPY22), compared to the previous business year, consolidated dividend payout ratio of 33.2%), which includes an interim dividend of sixty yen (JPY60) per share.

   (3) Effective date of dividend payment
   June 29, 2007

2. General reserve
   (1) Accounts of surplus showing an increase, and the amount of such increase
   General reserve: Twenty-two billion yen (JPY22,000,000,000)

   (2) Accounts of surplus showing a decrease, and the amount of such decrease
   Unappropriated retained earnings: Twenty-two billion yen (JPY22,000,000,000)

Second Proposal: Partial Amendments to the Articles of Incorporation

1. Reasons for Amendments

(1) From the prospective of clarifying the management responsibilities of Directors and of further enhancing corporate governance of the Company, it is proposed that the term of office of Directors in Article 21 be shortened from two (2) years to one (1) year; accordingly, it is also proposed that Paragraph 2 of Article 21 regarding adjustment of the term be deleted. In addition, it is proposed that in respect of the term of office of the Directors elected at the 130th Ordinary Meeting of Shareholders, the provisions then in force apply, with such term of office being up to the time of the close of the ordinary general meeting of shareholders to be held in June 2008 and accordingly the supplementary provision for such purpose be established.

(2) It is proposed that provisions regarding exemption from liability of the Directors and Corporate Auditors be newly established in Article 27 (with respect to Directors) and Article 35 (with respect to Corporate Auditors), respectively, so that Directors and Corporate Auditors may fulfill their expected roles and exercise their duties. In this connection, each of the Corporate Auditors has agreed to submit the proposal of the establishment of a new Article 27 to this general meeting of shareholders.

(3) With the establishment of new articles, it is proposed that necessary amendments to numbering of articles be made accordingly.

2. Contents of the Amendments
The Company proposes to amend part of the current Articles of Incorporation as follows..

(Underlined are amended parts.)

Current Articles of Incorporation	Proposed Amendment
Article 21. (Term of Office of Directors) The term of office of Directors shall be up to the time of closing of the ordinary general meeting of shareholders concerning the last business year ending within <u>two (2) years</u> after their election.	Article 21. (Term of Office of Directors) The term of office of Directors shall be up to the time of closing of the ordinary general meeting of shareholders concerning the last business year ending within <u>one (1) year</u> after their election.
<u>(2) The term of office of a Director who was appointed to fill a vacancy due to the resignation of a Director from office before expiration of his or her term of office shall be up to the time of expiration of the term of office of the resigning Director.</u>	*(Deleted)*
(New)	Article <u>27. (Exemption from Liability of Directors)</u> <u>The Company may, by a resolution of the Board of Directors, exempt Directors from their liabilities for damages set forth in Article 423, Paragraph 1 of the Company Law to the extent permitted by law.</u> <u>(2) The Company may enter into agreements with Outside Directors that limit the maximum amount of the liability for damages set forth</u>

	in Article 423, Paragraph 1 of the Company Law to the amount provided by law.
Article 27. to Article 33. *(Provisions omitted)*	Article 28. to Article 34. *(Same as present)*
(New)	Article 35. (Exemption from Liability of Corporate Auditors) . The Company may, by a resolution of the Board of Directors, exempt Corporate Auditors from their liabilities for damages set forth in Article 423, Paragraph 1 of the Company Law to the extent permitted by law. (2) The Company may enter into agreements with Outside Corporate Auditors that limit the maximum amount of the liability for damages set forth in Article 423, Paragraph 1 of the Company Law to the amount provided by law.
Article 34. to Article 37. *(Provisions omitted)*	Article 36. to Article 39. *(Same as present)*
(New)	Supplementary Provision Notwithstanding the provisions of Article 21, the term of office of Directors elected at the 130th Ordinary General Meeting of Shareholders shall be up to the time of closing of the Ordinary General Meeting of Shareholders which will be held in June 2008.

Third Proposal: Election of four (4) Directors

The term of office of the four (4) Directors, Messrs. Kunio Takeda, Yasuchika Hasegawa, Hiroshi Shinha and Toyoji Yoshida, will expire at the close of this ordinary general meeting of shareholders. Therefore, you are requested to elect four (4) Directors.

The candidates for Directors are as follows:

Candi-date No.	Name (Date of Birth)	Career Summary, Position and Duty		Number of Shares of the Company Owned
1	Kunio Takeda (January 5, 1940)	April 1962	Joined the Company	859,201 shares
		June 1987	Director of the Company	
		June 1989	Managing Director of the Company	
		June 1991	Senior Managing Director of the Company	
		June 1992	Executive Vice President and Representative Director of the Company	
		June 1993	President and Representative Director of the Company	
		June 2003	Chairman of the Board and Representative Director of the Company (to present)	
2	Yasuchika Hasegawa (June 19, 1946)	April 1970	Joined the Company	12,600 shares
		October 1998	Corporate Officer and General Manager of Pharmaceutical International Division of the Company	
		June 1999	Director of the Company	
		June 2001	General Manager of Corporate Planning Department of the Company	
		April 2002	General Manager of Corporate Strategy & Planning Department of the Company	
		June 2003	President and Representative Director of the Company (to present)	
3	Hiroshi Shinha (July 5, 1947)	April 1971	Joined the Company	3,800 shares
		October 2001	Deputy General Manager of Legal Department of the Company	
		June 2002	General Manager of Legal Department of the Company (to present)	
		June 2002	Corporate Officer of the Company	
		June 2003	Director of the Company (to present)	
4	Yasuhiko Yamanaka (January 18, 1956)	April 1979	Joined the Company	1,600 shares
		April 2002	Senior Manager of Corporate Strategy & Planning Division of the Company (Pharmaceutical Planning and Control)	
		June 2003	General Manager of Corporate Strategy & Planning Department of the Company	
		June 2004	Corporate Officer of the Company (to present)	
		April 2007	General Manager of Pharmaceutical Marketing Division of the Company (to present)	

Note: There are no special interest between the above candidates and the Company.

Forth Proposal: Election of one (1) Corporate Auditor

The term of office of Mr. Yuzuru Takagi will expire at the close of this ordinary general meeting of shareholders. Therefore, you are requested to elect one (1) Corporate Auditor. The Board of Corporate Auditors has agreed to this proposal.

The candidate for Corporate Auditor is as follows:

Name (Date of Birth)	Career Summary, Position and Duty		Number of Shares of the Company Owned
Toyoji Yoshida (January 31, 1948)	July 1971	Joined the Company	4,600 shares
	April 1996	Manager of Administration (General Affairs), General Affairs & Personnel Department of the Company	
	April 1997	Manager of Public Relations, General Affairs & Personnel Department of the Company	
	October 1998	General Manager of Public Relations Department of the Company	
	June 2000	Corporate Officer of the Company	
	April 2002	General Manager of the Corporate Communications Department of the Company (to present)	
	June 2003	Director of the Company (to present)	

Note: There is no special interest between the above candidate and the Company.

Fifth Proposal: Election of an Independent Auditor

The Company's Independent Auditor, Deloitte Touche Tohmatsu, will resign from its office at the close of this ordinary general meeting of shareholders. Therefore, you are requested to approve the election of KPMG AZSA & Co. as the new Independent Auditor. The Board of Corporate Auditors has agreed to this proposal.

The candidate for Independent Auditor is as follows:

Name	KPMG AZSA & Co.
Address of Principal Office	1-2, Tsukudo-cho, Shinjuku-ku, Tokyo
History	1949 Japan Office of Peat, Marwick, Mitchell & Co. was established in Tokyo. 1969 Asahi & Co. was established. 1985 ASAHI SHINWA & Co. was formed by the merger of Asahi & Co. and SHINWA Audit Corporation. 1993 Asahi & Co. was formed by the merger of ASAHI SHINWA & Co. and Inoue Saito Eiwa Audit Corporation. 2003 AZSA & Co. was established by a spin-off of the Audit Department of KPMG from Shin Nihon & Co. Asahi & Co. officially became a member firm of KPMG International. 2004 KPMG AZSA & Co. was formed by the merger of Asahi & Co. and AZSA & Co.
Profile (as of March 31, 2007)	Amount of Capital: 3,300 million yen Organization: Certified Public Accountants 1,700 Assistant Certified Accountants 752 New Assistant Certified Accountants 374 Other staff 877 Total 3,703 Number of Clients: 5,543 companies (Audit: 4,142 companies) Office Locations: 28 offices (Tokyo and others)

Sixth Proposal: Payment of bonus allowances to Directors and Corporate Auditors

It is proposed that 200 million yen in total for Directors and 13 million yen in total for Corporate Auditors respectively be paid to seven (7) Directors and four (4) Corporate Auditors, as of the end of this business year, in view of the consolidated performance of this business year, amounts paid in the past and other circumstances.

Seventh Proposal: Payment of retirement allowances to a retiring Director and a retiring Corporate Auditor

It is proposed that retirement allowances be paid to Director, Mr. Toyoji Yoshida, and to Corporate Auditor, Mr. Yuzuru Takagi, who are retiring at the close of this ordinary general meeting of shareholders, in appreciation for their meritorious services to the Company. The amounts of such allowances shall be within the amounts deemed reasonable to be determined in accordance with the established rules of the Company.

You are requested to authorize the Board of Directors to make decisions with respect to the retirement allowance to the retiring Director and to authorize the Corporate Auditors, through discussions amongst themselves, to make decisions with respect to the retirement allowance to the retiring Corporate Auditor in order to determine the definite amount, the date of payment and the method of payment.

Summaries of the career of the retiring Director and Corporate Auditor are as follows:

Toyoji Yoshida	June 2003	Director of the Company (to present)
Yuzuru Takagi	June 2003	Full-time Corporate Auditor of the Company (to present)

[END OF THIS DOCUMENT]

Guidance Notes on the Exercise of Voting Rights through Electromagnetic Means (e.g. the Internet, etc.)

If you wish to exercise your voting rights through electromagnetic means (e.g. the Internet, etc.), please make sure to exercise your voting rights after confirming the following items.

[Note] If you attend the meeting in person, the exercise of voting rights in writing (Voting Right Exercise Form) or through electromagnetic means (e.g. the Internet, etc.) are not necessary.

(1) To Shareholders Who Wish to Exercise Their Voting Rights via the Internet

(i) Website for Exercising Voting Rights

a. You may only exercise voting rights via the Internet by accessing the website for exercising voting rights specified by the Company (http://www.evote.jp/) through a personal computer or cellular phone (i-mode, EZweb or Yahoo! mobile)*. Please note that you will not be able to access the above URL from 2:00 a.m. to 5:00 a.m. each day during the exercising period.

* "i-mode" is a trademark or registered trademark of NTT DoCoMo, Inc., "EZweb" is a trademark or registered trademark of KDDI Corporation and "Yahoo!" is a trademark or registered trademark of Yahoo! Inc. in the United States.

b. With respect to exercising voting rights via the Internet by using a personal computer, in some network environments (including, but not limited to, the case in which you use firewalls, etc., antivirus programs or a Proxy Server for Internet access), you may not be able to exercise voting rights.

c. With respect to the exercise of voting rights via the Internet by using a cellular phone, please use the service by either i-mode, EZweb or Yahoo! mobile. For security purposes, the website is only compatible with cellular phones that have a function of an encrypted communication (SSL communication) and transmission of cellular phone information. Therefore, please note that some cellular phones cannot be used for such exercise of voting rights (please feel free to inquire at the helpdesk mentioned below about the type of cellular phones available for the exercise of voting rights).

(ii) Method of Exercising Voting Rights via the Internet

a. On the website for exercising voting rights (http://www.evote.jp/), please enter your approval or disapproval of the proposals, by using the "Code" and "Tentative Password" described in the Voting Right Exercise Form and by following the instructions on the screen.

b. Please note that, if you wish to exercise your voting rights via the Internet, you will be asked to change your "Tentative Password" on the website for exercising voting rights in order to prevent unauthorized access (web spoofing) or alteration of the voting by non-shareholders.

c. The "Code" and the "Tentative Password" will be renewed and sent to you for each general meeting of shareholders to be held in the future.

d. Although the exercise of voting rights via the Internet is acceptable until 5:30 p.m. on Wednesday, June 27, 2007, we recommend that you exercise your voting rights earlier. If you have any inquiries, please contact the helpdesk mentioned below.

(iii) Costs arising from Access to the Website for Exercising Voting Rights

Any costs arising from access to the website for exercising voting rights (such as dial-up access fees and phone charges, etc.) shall be borne by you. In addition, with respect to accessing the website by using a cellular phone, packet communication fees and any other phone charges shall also be borne by you.

For inquiries with respect to systems
Mitsubishi UFJ Trust and Banking Corporation Stock Transfer Agency Department (helpdesk) Telephone: 0120-173-027 (toll-free number) Operating Hours: 9:00 to 21:00

(2) Electronic Voting Platform

As a method of exercising voting rights via the Internet for general meetings of shareholders of the Company, the electronic voting platform for institutional investors operated by Investor Communications Japan Inc. which was established by Tokyo Stock Exchange, Inc. and/or other entities, other than the exercise of voting rights via the Internet stated above (1), is available for custodian banks and any other nominal shareholders (including permanent proxies) who have applied to use such platform in advance.

TRANSLATION: Please note that the following is an English translation of the original Japanese version, prepared only for the convenience of shareholders residing outside Japan. In the case of any discrepancy between the translation and the Japanese original, the latter shall prevail.

June 28, 2007

To Our Shareholders

Yasuchika Hasegawa
President and Representative Director
Takeda Pharmaceutical Company Limited
1-1, Doshomachi 4-chome,
Chuo-ku, Osaka 540-8645,
Japan

Notice of Resolutions of the 131st Ordinary General Meeting of Shareholders

Dear Shareholders:

We hereby report as follows on the matters reported on and the resolutions made at the 131st Ordinary General Meeting of Shareholders of the Company held today.

Items reported on:

1. Business Report, Consolidated Financial Statements, and Non-consolidated Financial Statements for the 130th term (from April 1, 2006 to March 31, 2007)
2. Audit Reports on the Consolidated Financial Statements for the 130th term by the Independent Auditors and the Board of Corporate Auditors

The contents of these documents were reported.

Items resolved:

First Proposal: Appropriation of Surplus

This item was approved as originally proposed. (The year-end dividend is 68 yen (JPY68.00) per share.)

Second Proposal: Partial Amendment to the Articles of Incorporation

This item was approved as originally proposed. (The details of the amendment are described on page 4.)

Third Proposal: Election of four (4) Directors

As proposed, three directors – Messrs. Kunio Takeda, Yasuchika Hasegawa, and Hiroshi Shinha – were re-elected, Mr. Yasuhiko Yamanaka was newly elected, and all four directors assumed their respective offices.

Fourth Proposal: Election of one (1) Corporate Auditor

As proposed, Mr. Toyoji Yoshida was newly elected and assumed his office.

Fifth Proposal: Election of an Independent Auditor

As proposed, KPMG AZSA & Co. was newly elected and assumed its office.

Sixth Proposal: Payment of bonus allowances to Directors and Corporate Auditors

It was proposed and approved that ¥200 million in total for Directors and ¥13million in total for Corporate Auditors respectively be paid to seven (7) Directors and four (4) Corporate Auditors, as of the end of this business year.

Seventh Proposal: Payment of retirement allowances to a retiring Director and a retiring Corporate Auditor

It was proposed and approved that retirement allowances be paid to the retiring Director, Mr. Toyoji Yoshida, and the retiring Corporate Auditor, Mr. Yuzuru Takagi, within the amounts deemed reasonable to be determined in accordance with the established rules of the Company, and that the Board of Directors, for the retiring Director, and the Corporate Auditors, through discussion among themselves, for the retiring Corporate Auditor, be authorized to determine the definite amount, the date of payment and the method of payment.

Payment of Dividends

Shareholders who have not designated an account for the automatic transfer of dividend payments are requested to accept their year-end dividends for the 130th term at a nearby Post Office within the payment period using the Postal Transfer Payment Note enclosed.
Shareholders who have designated an account for the automatic transfer of dividend payments are requested to confirm their dividend payments in the End of Term Dividend Account Statement and the Confirmation of Designated Account for the Automatic Transfer of Dividend Payments enclosed.

Details of Amendment of the Articles of Incorporation

(underlines indicate changes)

Before Amendment	After Amendment
Article 21. (Term of Office of Directors) The term of office of Directors shall be up to the time of closing of the ordinary general meeting of shareholders concerning the last business year ending within two (2) years after their election. (2) The term of office of a Director who was appointed to fill a vacancy due to the resignation of a Director from office before expiration of his or her term of office shall be up to the time of expiration of the term of office of the resigning Director.	Article 21. (Term of Office of Directors) The term of office of Directors shall be up to the time of closing of the ordinary general meeting of shareholders concerning the last business year ending within one (1) year after their election. *(Deleted)*
(New)	Article 27. (Exemption from Liability of Directors) The Company may, by a resolution of the Board of Directors, exempt Directors from their liabilities for damages set forth in Article 423, Paragraph 1 of the Company Law to the extent permitted by law. (2) The Company may enter into agreements with Outside Directors that limit the maximum amount of the liability for damages set forth in Article 423, Paragraph 1 of the Company Law to the amount provided by law.
Article 27. to Article 33. *(Provisions omitted)*	Article 28. to Article 34. *(Same as present)*
(New)	Article 35. (Exemption from Liability of Corporate Auditors) The Company may, by a resolution of the Board of Directors, exempt Corporate Auditors from their liabilities for damages set forth in Article 423, Paragraph 1 of the Company Law to the extent permitted by law. (2) The Company may enter into agreements with Outside Corporate Auditors that limit the maximum amount of the liability for damages set forth in Article 423, Paragraph 1 of the Company Law to the amount provided by law.
Article 34. to Article 37. *(Provisions omitted)*	Article 36. to Article 39. *(Same as present)*
(New)	Supplementary Provision Notwithstanding the provisions of Article 21, the term of office of Directors elected at the 130th Ordinary General Meeting of Shareholders shall be up to the time of closing of the Ordinary General Meeting of Shareholders which will be held in June 2008.

082-35071

Takeda Pharmaceutical Company
Limited

Exhibit A

23

Business Report

130th Term
Business Report

1st April 2006 to 31st March 2007

To All Shareholders

We hereby present our report on the general condition of business for the company's 130th term (1st April 2006 to 31st March 2007).

The company positions Takeda-ism (integrity: fairness, honesty, and perseverance) as the basis of all corporate activities and aims at realizing the following management principle: "We strive toward better health for individuals and progress in medicine by developing superior pharmaceutical products."

Last year, Takeda drew up a 5 year management plan, the "06-10 Mid-Term Plan," thus initiating a new challenge aimed at becoming a "world-class pharmaceutical company of Japanese origin," a company able to keep a steadfast perspective on the mid to long-term future. Throughout the period of this mid-term plan, Takeda will pursue the comprehensive improvement of its strengths - precise strategic planning and execution from a long-term perspective, and high productivity and efficiency. The company will also mobilize the collective efforts of the group to concentrate efforts on the following management tasks, and will strive to maximize corporate value.

Strengthening of the R&D pipeline (new drug candidate compounds) centered on the generation of new drugs using the company's own research

As an international R&D company, we will carry out priority investment in research activities to construct a framework that brings about the continuous generation of new drugs from our own research. We will push forward the reform of our R&D processes and by concentrating resources on priority themes, we will increase the speed and efficiency of R&D and bring about steady growth over the mid to long-term centered on the company's own products. In fiscal 2007 in particular, Takeda will work with utmost priority on marketing approval applications for products in late-stage clinical development and measures to maximize added value.

The establishment of a self-sustaining marketing structure in the three regions of Japan, US, and Europe

Takeda will establish a uniquely efficient global marketing structure through the sharing

among all group companies of best practices in marketing activities and systems in the three regions of Japan, US, and Europe while continuing to base marketing efforts on the differences in regulations and business customs in each of these regions. In Europe in particular, the company will take advantage of the full-scale operation of the European marketing arm established last year to work on improving Takeda's presence in the region. Furthermore, in the US, we shall look at increasing the number of our products in association with the new product launches of the future and aim at the creation of a strong, highly efficient marketing structure.

The promotion of an efficient global management system

Takeda will promote the further development of functional control not only for the headquarters functions of personnel, accounting and legal work, but also for the research, development, production, marketing, alliances and intellectual property functions at all affiliated companies both in Japan and overseas. At the same time, Takeda will construct an efficient global management structure unique to the company by putting group management into practice without losing any of the group's overall consistency.

In addition, Takeda has set a 7% annual average growth rate (excluding extraordinary gains and losses) for current net earnings per share (EPS) and the maintenance of the ratio of current net earnings to shareholders' equity (ROE) at the level of results in fiscal 2005 as management benchmarks. The company will make positive efforts towards a wide variety of management challenges, including those described above, aiming at realizing these benchmark targets.

We humbly request the further understanding and support of all of our shareholders as we move into the future.

06-10 Mid-Term Plan

The creation of a world-class pharmaceutical company of Japanese origin imbued with Takeda-ism

Basic Policy

The recovery of Takeda's ability to create new drugs in R&D

The construction of a self-sustaining structure for marketing functions in the three regions of Japan, US, and Europe

The establishment of efficient global management in head office functions

The enrichment of the human resource pipeline vital to global business management

The pursuit of high productivity and efficiency aimed at the strengthening of all MPDRAP functions

* M (Management) P (Production) D (Development) R (Research) A (Alliances) P (Patents)

Fiscal 2010 Business Targets

The construction of an R&D pipeline that enables the achievement of ¥2 trillion in sales of Takeda ethical drugs in 2015

¥1.4 trillion in sales of Takeda ethical drugs

2.5% share of overseas markets in which Takeda has a presence

R&D investment of around 20% of ethical drug sales

7% annual average growth rate (excluding extraordinary gains and losses) for current net earnings per share (EPS)

The maintenance of the ratio of current net earnings to shareholders' equity (ROE) at the level of results in fiscal 2005

Operations Review

Consolidated results for the 130th term

We hereby report on the consolidated results for this term.

Sales increased ¥93.0 billion (7.7%) from the previous term to finish at ¥1,305.2 billion.

- □ Sales of ethical drugs increased due to sales of the diabetes treatment drug Actos increasing significantly at the American subsidiary Takeda Pharmaceuticals North America Inc. ("TPNA" below), and in addition, due to sales also increasing steadily in Japan and Europe.
- □ The exchange rate against both the US dollar and the Euro trended towards a weak yen, so the effects of currency exchange caused increased revenue of ¥22.8 billion in comparison to the previous term.
- □ Consolidated sales of international strategy products were as follows.

Pioglitazone (Therapeutic agent for diabetes/Product name: Actos)	336.3 billion yen	Against the same period in the previous fiscal term Up 92.4 billion yen (37.9%)
Candesartan (Therapeutic agent for hypertension/Domestic product name: Blopress)	206.2 billion yen	Against the same period in the previous fiscal term Up 15.3 billion yen (8.0%)
Lansoprazole (Therapeutic agent for peptic ulcer/Domestic product name: Takepron)	150.7 billion yen	Against the same period in the previous fiscal term Down 9.1 billion yen (5.7%)
Leuprorelin (Therapeutic agent for prostate cancer and endometriosis/Domestic product name: Leuplin)	127.5 billion yen	Against the same period in the previous fiscal term Up 5.2 billion yen (4.2%)

Gross profit on sales increased ¥95.4 billion (10.3%) to finish at ¥1,025.5 billion.

- □ On the one hand sales of ethical drugs increased, on the other, the company transferred its food and beverage operations. Consequently, the ratio of gross profit to net sales increased 1.9 points to 78.6%.

Operating income increased by ¥55.7 billion (13.8%) from the previous term to finish at ¥458.5 billion.

- Selling, general and administrative expenses were ¥567.0 billion, an increase of ¥39.7 billion (7.5%) from the previous term. However, this was absorbed by the increase of gross profit on sales and profit increased.
- R&D expenses increased ¥23.7 billion (13.9%) from the previous term. Expenses increased due to the strengthening of research activities, the progress of development activities, and in-licensing and alliance activities such as the acquisition of overseas development and marketing rights for Hematide, a treatment drug for renal anemia and cancerous anemia.
- Non-R&D selling, general and administrative expenses increased ¥16.1 billion (4.5%) from the previous term, caused mainly by the increased marketing expenses in association with the launches starting from the year before last of the insomnia treatment drug Rozerem, the type II diabetes treatment drugs Actoplus Met and Duetact, and the chronic idiopathic constipation treatment drug Amitiza at TPNA.

Current profit increased ¥99.7 billion (20.5%) from the previous term to finish at ¥585.0 billion.

- Due to factors such as an increase in interest received in association with interest rate increases in the US, and an increase in equity method investment income in addition to the increase in operating profit, non-operating profit and loss also made a contribution, improving ¥44.0 billion from the previous term.
- Equity method investment income increased ¥12.0 billion (22.2%) from the previous term to finish at ¥66.2 billion. Of this income, that derived from the US equity method affiliate TAP Pharmaceutical Products Inc. increased ¥8.9 billion yen (17.0%) to ¥61.0 billion.

Current net profit increased ¥22.6 billion yen (7.2%) from the previous term to finish at ¥335.8 billion.

- In addition to the increase of ordinary profit, the ¥7.8 billion increase in extraordinary profit from the previous term to ¥40.4 billion increased current net profit, even after the profit absorbed the increased taxes caused by factors such as the posting of ¥57.1 billion in tax penalties related to corrected disposals based on transfer price taxation during the current business year.
- The capital gains arising from the transfer in April last year of the business of the Takeda subsidiary Takeda Food Products, Ltd., which manages the group's food and

beverage operations, to House Wellness Foods Corporation Ltd., a joint venture of the company and House Foods Corporation, the capital gains arising from the transfer in April last year of part of Takeda's holdings in Wyeth K.K. to Wyeth of the US, and the capital gains arising from the transfer in April last year of stock in Mitsui Takeda Chemical Industries Ltd. to Mitsui Chemicals Inc. were posted as extraordinary profit.

In addition, due to the transfer of all of the remaining stock held in Wyeth K.K. in April this year, Takeda's capital relationship with this company has been extinguished.

- Current net earnings per share (EPS) increased ¥32.53 from the previous term to stand at ¥386.00.
- The ratio of current net earnings to shareholders' equity (ROE) was 14.1%, a decrease of 0.3 points from the previous term.

Dividends

With regard to dividends during the term under review, the term-end dividend was set at ¥68 per share, which, in combination with the interim dividend (¥60 per share) gave a total dividend of ¥128 per share (consolidated earnings to dividend ratio of 33.2%), an increase of ¥22 per share from the previous term.

Takeda is continuing to implement strategic investments centered on the enhancement of an R&D pipeline suitable for an international R&D company and on the strengthening of the company's operational base both domestically and overseas, aiming at the continuous improvement of corporate value. In regard to the distribution of the results of those efforts, the company's policy is to combine stable increases in the earnings to dividend ratio with the flexible implementation of purchases of stockholders' equity aimed at improving capital efficiency and at putting an agile financial policy into practice, while carefully assessing capital needs in a comprehensive fashion.

In regard to dividends, along with making it the basic policy of the company to distribute profits stably in accordance with consolidated results and viewed from a long-term perspective, Takeda is aiming to increase the ratio of consolidated earnings to dividends to about 45% in the final year of the 06-10 Mid-Term Plan, and shall raise this ratio in steps until then.

Total sales in pharmaceutical operations were ¥1,202.8 billion, an increase of ¥128.3 billion (11.9%) from the previous term. Operating profit was ¥448.2 billion, an increase of ¥60.1 billion (15.5%) from the previous term.

- Sales in ethical drug operations reached ¥1,144.1 billion, an increase of ¥125.0 billion (12.3%) from the previous term.

Sales of ethical drugs in Japan absorbed the impacts of the reduction of drug prices in April last year and the entry into the market of generic products to finish at ¥514.9 billion, an increase of ¥21.5 billion (4.3%) from the previous term. The main products sold were as shown below.

Blopress (Therapeutic agent for hypertension)	129.3 billion yen	Against the same period in the previous fiscal term Up 5.7 billion yen (4.6%)
Leuplin (Therapeutic agent for prostate cancer and endometriosis)	64.3 billion yen	Against the same period in the previous fiscal term Up 1.1 billion yen (1.8%)
Takepron (Therapeutic agent for peptic ulcers)	57.9 billion yen	Against the same period in the previous fiscal term Up 2.9 billion yen (5.3%)
Basen (Therapeutic agent for diabetic postprandial hyperglycemia)	55.7 billion yen	Against the same period in the previous fiscal term Down 7.8 billion yen (12.3%)
Actos (Therapeutic agent for diabetes)	33.7 billion yen	Against the same period in the previous fiscal term Up 9.5 billion yen (39.1%)

In addition, while the reconstruction of the systems for the provision of medicine in regional areas is proceeding against the backdrop of the laws related to the structural reform of medicine that were established in June last year, from April this year, Takeda has reorganized from its former system of 13 branch offices and 156 sales offices into a system with 12 branches, 19 regional groups and 74 sales offices to start a new marketing system. This measure is aimed at responding promptly to the needs of universities and university hospitals, which have much expertise and exert a great influence over regional healthcare, and at providing more minutely detailed information in regional areas.
Sales of ethical drugs in overseas markets finished at ¥629.1 billion, an increase of ¥103.5 billion (19.7%) from the previous term.
Sales in the US were US$2,368 million, an increase of US$584 million (32.8%) from the previous term, partly due to the contributions of TPNA's Actos with the increased size of the market for oral diabetes drugs due to the effects of the start of Medicare Part D, and of Actoplus Met, which was launched in November last year. Furthermore, sales of

Rozerem, which was launched in September, 2005, reached US$88 million, and sales of Amitiza, which was launched in April last year, reached US$49 million, also contributing to the increased income of TPNA.
Sales of the main products such as Actos also increased in Europe, but due to the expiration of the patents for lansoprazole in the major countries of Europe, sales came under attack from generic products and income fell.

Further, in August last year, the company established Takeda Pharmaceuticals Europe Ltd., Takeda's European marketing arm, in the UK. This company will take responsibility for the strengthening of sales and marketing systems in Europe, and for the formulation and promotion functions of strategies straddling the whole European region from a mid to long-term perspective. Takeda Pharmaceuticals Europe welcomed a new CEO at the end of last year and has already established systems to undertake full-scale activities.

- Sales in healthcare operations finished at ¥58.7 billion, an increase of ¥3.3 billion (5.9%) from the previous term. Although sales for the Benza brand increased, sales for the Alinamin drink brand, the Scorba brand and the Hicee brand all decreased.
- Other operations

Sales in other operations finished at ¥102.4 billion, a decrease of ¥35.3 billion (25.6%) from the previous term, while operating profit fell ¥4.5 billion (30.4%) from the previous term to finish at ¥10.2 billion.
The significant decrease in income from the previous term was caused by the transfer of the food and beverage business of Takeda Food Products, Ltd. to House Wellness Foods Corporation Ltd. in April last year.
Further, in association with this transfer of the company's food and beverage business, sales by the company to Takeda Food Products, Ltd., which were formerly eliminated as internal sales, have from this term been incorporated in the sales of the healthcare business to external customers, the impact of which is valued at ¥5 billion.

R&D activities

The three pillars of Takeda's R&D activities are in-house R&D, the maximization of the

added value of products, and in-licensing and alliances, all of which are aimed at the expansion of the R&D pipeline, which is the source of the company's growth, and the accelerated release of new products to the market. Takeda positions the areas of lifestyle-related diseases, oncology, urological diseases (including gynecological disorders), central neurological diseases (including bone and joint disorders), and gastroenterological diseases as its core therapeutic areas and concentrates its management resources in these areas accordingly. The main results of R&D activities in the period under review are as shown on the right.

In-house R&D

- Phase II clinical trials were initiated in Europe and the US for TAK-491, a drug for the treatment of hypertension, in July last year. TAK-491 is expected to provide a more powerful hypotensive effect, an insulin resistance improvement effect and a protein urea reducing effect.
- An application for marketing approval for Ramelteon, a drug for the treatment of insomnia, was made to the European Agency for the Evaluation of Medical Products (EMEA) in March this year.

Maximization of the added value of products

Lansoprazole (product name in Japan: Takepron)

- In June last year, an indication for non-erosive gastroesophageal regurgitation was acquired from the Ministry of Health, Labour and Welfare for the peptic ulcer treatment drugs Takepron Capsule 15mg and Takepron OD Tablet*1 15mg.

*1 Orally Dispersing Tablet

- Manufacturing approval was acquired from the Ministry of Health, Labour and Welfare in October last year for Takepron I.V. for injection 30mg, a drug for the treatment of peptic ulcer. Marketing was initiated in December.

Candesartan (product name in Japan: Blopress)

- In July last year, the July edition of the medical periodical, American Heart Journal, presented sub-analysis data from the CHARM*2 trial, stating that Candesartan significantly suppressed the new onset of atrial fibrillation in patients with chronic heart failure.

*2 Candesartan in Heart Failure: Assessment of Reduction in Mortality and morbidity

- The results of the CASE-J large-scale clinical trial were announced at the 21st meeting of the International Society of Hypertension in October last year. This trial, which compared Candesartan and Amlodipine, a calcium antagonist, confirmed that Candesartan and Amlodipine had the same effect on the onset of cardiovascular

events in high-risk hypertension patients, and that Candesartan had superior effects to Amlodipine in the suppression of new onset of diabetes.

Pioglitazone (product name: Actos)

- The results of additional analysis from the PROactive*[3] large-scale clinical trial were announced at the 66th meeting of the American Diabetes Association (ADA) in June last year. This trial confirmed that Actos reduced the incidence of major cardiovascular events, such as death due to cardiac disease, in high-risk type II diabetes patients, and also reduced the number of such patients who require continuous administration of insulin.

*[3] PROspective pioglitAzone Clinical Trial In macroVascular Events

- Marketing approval was acquired from the US Food and Drug Administration (FDA) in July last year for Duetact, a drug that combines Actos with the sulfonylurea (SU) agent glimepiride. TPNA began marketing the drug in November.
- Marketing approval was acquired from the European Commission in July last year for Competact, a drug that combines Actos with Metformin.
- The results of additional analysis from the PROactive large-scale clinical trial were announced at the 15th meeting of the World Congress of Cardiology in September last year. This analysis confirmed that Actos significantly reduced the reoccurrence of cerebral embolism in high-risk type II diabetes patients.
- In October last year, an indication for concomitant treatment with the 3 drugs Actos, Metformin and a sulfonylurea (SU) agent was acquired from the European Commission.
- In November last year, the results of the sub-analysis from the CHICAGO*[4] trial was announced at the American College of Cardiology. These sub-analysis results confirmed that Actos significantly suppressed the development of atherosclerosis measured by the levels of thickness of the tunica intima and tunica media of the carotid artery.

*[4] Carotid intima-media tHICkness in Atherosclerosis using pioGlitazOne

- Marketing approval was acquired from the European Commission in January this year for Tandemact, a drug that combines Actos with the sulfonylurea (SU) agent glimepiride.

- An application for an additional indication for concomitant treatment using Actos and biguanide was made to the Ministry of Health, Labour and Welfare in January this year.
- Approval for an indication for concomitant treatment using Actos and insulin was acquired from the European Commission in January this year.

Ramelteon (product name in the US: Rozerem)

- A phase II clinical trial for Ramelteon was initiated in the US in April last year in subjects with and sleeping and awakening disorders in Alzheimer's disease patients.

Risedronate (product name in Japan: Benet)

- Manufacturing and marketing approval for Benet Tablet 17.5mg, a once-weekly preparation of Benet, an osteoporosis treatment drug, was acquired from the Ministry of Health, Labour and Welfare in April this year.

In-licensing and alliance activities

- In June last year, Takeda concluded an overseas licensing agreement with Affymax Inc. of the US for Hematide, a drug developed by Affymax for use in the treatment of renal anemia and cancerous anemia. With this agreement, Takeda acquired exclusive development and commercialization rights for the product worldwide in combination with the licensing agreement for Japan agreed in February last year.
- In July last year, Takeda concluded an agreement with Galaxy Biotech, LLC of the USA for the in-licensing of HuL2G7, a humanized anti-HGF (hepatocellular growth factor) antibody that Galaxy developed. Under this agreement, Takeda has acquired exclusive development, production and commercialization rights for the product worldwide.
- In September last year, Takeda acquired exclusive development and commercialization rights in Japan and several other Asian countries from Xenon Pharmaceuticals Inc. of Canada for XEN401, an analgesic preparation that Xenon developed.
- In November last year, Takeda concluded an agreement with Xoma Ltd. of the US for joint R&D related to searching for monoclonal antibodies, as well as their

development and production. The companies also reached agreement to expand the alliance in question in February this year.

- In March this year, Takeda reached agreement with 3M Company of the US for the transfer to Takeda of R-851, a drug 3M developed for the treatment of human papillomavirus (HPV) infection accompanied by uterine cervical dysplasia.
- In March this year, Takeda concluded an agreement with LG Life Sciences Ltd. of Korea for joint research aimed at drug targets in the obesity area.
- In March this year, Takeda concluded an agreement with CanBas Co., Ltd.of Japan for joint commercialization of CBP501, a treatment drug for cancer that CanBas discovered and is currently developing.

The establishment and strengthening of research systems

- In order to unify Takeda's drug discovery research bases in Japan, it was decided in October last year to integrate the company's research functions in Osaka City and Tsukuba City, Ibaraki Prefecture and establish a New Research Lab within the precincts of the company's Shonan Plant in Fujisawa City, Kanagawa Prefecture, aiming at operation in 2010.
- In March this year, the company acquired Paradigm Therapeutics Ltd., a UK bio-venture (currently known as Takeda Cambridge Ltd.). This company has world level drug discovery target identification and validation capabilities based on genetic recombination technologies, while it is also working on new drug discovery targets and the creation of compounds.

Research and Development

[redacted]

□ Lifestyle-Related Diseases

TCV-116 (candesartan cilexetil) Blopress (Japan, Europe, Asia) Amias, Kenzen, etc. (Europe) [redacted]	Angiotensin II receptor blocker	Combination with diuretic: hypertension	Japan Europe	Phase III Phase III	In-house product
		High dose	Japan	Phase III	
		Critical prevention and suppression of progress of diabetic retinopathy (DIRECT)	Europe	Phase III	
AD-4833 (pioglitazone hydrochloride) Actos (Japan, USA, Europe, Asia) [redacted]	Insulin resistance-improving drug	Actos/ metformin Sustained release combination drug	USA	Under application ('06.03)	In-house product
		Secondary prevention of macrovascular disorders in type II diabetes patients with cardiovascular disorders (PROactive)	Europe USA	Under application * Under application *	
		Suppression of progress of arteriosclerosis	USA	Phase III	
		Concomitant therapy with metformin	Japan	Under application ('07.01)	
		Concomitant therapy with insulin	Japan	Phase III	
AO-128 (voglibose) [redacted]	Disaccharide hydrolytic enzyme inhibitor	Impaired glucose tolerance (IGT)	Japan	Phase III	In-house product
TAK-475 [redacted]	Squalene synthase inhibitor (Oral agent)	Hyperlipidemia	USA Europe Japan	Phase III Phase III Phase II	In-house product
SYR-322 [redacted]	DPP-4 inhibitor (Oral agent)	Diabetes	USA Europe Japan	Phase III Phase III Phase II	In-house product
TAK-428 [redacted]	Neurotrophic factor production accelerator (Oral agent)	Diabetic neuropathy	USA Europe	Phase II Phase II	In-house product
TAK-536 (azilsartan) [redacted]	Angiotensin II receptor blocker (Oral agent)	Hypertension	USA Europe Japan	Phase II Phase II Phase I	In-house product
TAK-583 [redacted]	Neuropathic pain-improving drug (Oral agent)	Postherpetic neuralgia	USA Europe	Phase II Phase II	In-house product
		Diabetic neuropathy	USA Europe Japan	Phase II Phase II Phase II	
LY333531 (ruboxistaurin) [redacted]	PKCβ inhibitor (Oral agent)	Diabetic maculopathy	Japan	Phase II	In-license product (Eli Lilly)
ATL-962 (cetilistat) [redacted]	Lipase inhibitor (Oral agent)	Obesity	Japan	Phase II	In-license product (Alizyme)
TAK-491 [redacted]	Angiotensin II receptor blocker (Oral agent)	Hypertension	USA Europe	Phase II Phase II	In-house product

* included the results in the package insert

[redacted]

□ Oncology and Urological Diseases

TAP-144-SR (leuprorelin acetate) Leuplin (Japan), Lupron Depot (USA) Enantone, etc. (Europe, Asia)	LH-RH agonist	6-month preparation: prostate cancer	Germany Italy France	Under application ('05.06) Under application ('05.10) Under application ('05.11)	In-house product
AF37702 (-)	Erythropoietin receptor activator (Injection)	Renal anemia, cancerous anemia	USA Europe Japan	Phase II Phase II Phase II	In-license product (Affymax)
R-851 (-)	Immune response modifier (Ointment)	HPV (human papillomavirus) infection	USA	Phase II	In-license product (3M)
EMD72000 (matuzumab)	Humanized anti-EGFR antibody (Injection)	Gastric cancer, non-small-cell lung cancer, colon cancer	USA Europe Japan	Phase II Phase II Phase II	In-license product (Merck KGaA)

□ Central Nervous System Diseases, Bone/ Joint Diseases

TAK-375 (ramelteon) Rozerem (USA)	MT_1/MT_2 receptor agonist	Insomnia	Japan Europe	Phase III Under application ('07.03)	In-house product
		Sleep/ awakening disorders (patients with Alzheimer's disease)	USA	Phase II	
		Circadian rhythm sleep disorder	USA	Phase II	
NE-58095 (risedronate) Benet (Japan)	Bone resorption inhibitor	Osteoporosis (Once-a-week formulation)	Japan	Approved ('07.04)	In-license product (Ajinomoto)
		Paget's disease of bone	Japan	Phase III	

□ Gastroenterological Diseases

AG-1749 (lansoprazole) Takepron (Japan, Asia) Prevacid (USA, Ane) Ogast, Agopton, Lansox, etc. (Europe)	Proton pump inhibitor	Helicobacter pylori Secondary sterilization	Japan	Under application ('06.08)	In-house product
		NSAIDs ulcers	Japan	Phase III	
SPI-0211 (lubiprostone) Amitiza (USA)	Chloride channel opener (Oral agent)	Constipation-predominant irritable bowel syndrome	USA	Phase III	In-license product (Sucampo)
TAK-242 (-)	TLR4 signal transduction inhibitor (Injection)	Severe sepsis	Japan USA Europe	Phase III Phase III Phase III	In-house product
TAK-390MR (-)	Proton pump inhibitor (Oral agent)	Erosive esophagitis and non-erosive gastroesophageal reflux disease	USA Japan	Phase III Phase I	In-house product

Phase I (Phase I Trial): Carried out on a small number of consenting, healthy volunteers to confirm safety and pharmacokinetics
Phase II (Phase II Trial): Carried out on a small number of consenting patients to confirm safe, effective doses and methods of administration
Phase III (Phase III Trial): Carried out on a large number of consenting patients to compare the new drug with existing drugs to confirm its efficacy and safety

Financial Data (Consolidated)

Consolidated Balance Sheet (Unit: Hundred million yen)

Assets

Account item	Current period ↓ FY2006 As of 31st March 2007	Previous period ↓ FY2005 As of 31st March 2006
Assets		
Current assets	23,577	23,720
Cash and cash equivalents	3,854	4,507
Accounts receivable	2,620	2,367
Marketable securities	14,145	14,058
Inventory assets	1,053	983
Deferred tax assets	1,392	1,350
Other current assets	518	458
Allowance for doubtful receivables	Δ 5	Δ 3
Fixed assets	7,148	6,703
Tangible fixed assets	2,384	2,157
Buildings and structures	1,079	1,005
Machinery and equipment	533	426
Land	623	449
Other assets	150	277
Intangible assets	108	53
Investments and other assets	4,656	4,493
Investment securities	3,946	3,880
Long-term loans receivable	2	2
Prepaid pension costs	238	189
Real estate for lease	224	234
Deferred tax assets	186	126
Other assets	61	65
Allowance for doubtful receivables	Δ 1	Δ 2
Total assets	30,725	30,423

Liabilities and Shareholders Equity

Account item	Current period ↓ FY2006 As of 31st March 2007	Previous period ↓ FY2005 As of 31st March 2006
Liabilities		
Current liabilities	4,424	4,882
Notes and accounts payable	774	782
Short-term debt	50	54
Accrued income tax, etc.	1,007	1,519
Accrued expenses	1,113	1,251
Reserve	440	421
Other liabilities	1,040	854
Fixed liabilities	1,690	1,584
Total liabilities	6,114	6,467
Minority interests		
Minority interests		472
Capital		
Capital		635
Capital surplus		496
Retained earnings		20,622
Unrealized gains on other marketable securities		1,718
Foreign currency translation adjustments		42
Treasury stock		Δ 30
Total capital		23,484
Total liabilities, minority interests and capital		30,423
Net assets		
Shareholders' equity (treasury stock)	22,167 (Δ 1,939)	
Unrealized gains on marketable securities / foreign currency translation adjustments	2,036	
Minority interests	409	
Total net assets	24,611	
Total liabilities and net assets	30,725	

Consolidated Statements of Income (Unit: Hundred million yen)

Account item	Current period ↓ FY2006 1st April 2006 to 31st March 2007	Previous period ↓ FY2005 1st April 2005 to 31st March r 2006
Net sales	13,052	12,122
Cost of sales	2,797	2,821
Gross profit on sales	10,255	9,301
Selling, general and administrative expenses (Including R&D costs)	5,670 (1,933)	5,273 (1,696)
Operating income	4,585	4,028
Non-operating income	1,402	1,039
Non-operating expenses	136	213
Ordinary gain	5,850	4,854
Extraordinary gain	404	326
Current net income before taxes and minority interests	6,254	5,180
Corporation tax, residents' tax and enterprise tax	2,858	2,014
Minority interests	37	33
Current net income	3,358	3,132

Consolidated Statements of Cash Flow (Unit: Hundred million yen)

Account item	Current period ↓ FY2006 1st April 2006 to 31st March 2007	Previous period ↓ FY2005 1st April 2005 to 31st March r 2006
Cash flow from operating activities	2,093	3,736
Cash flow from investment activities	1,164	66
Cash flow from financial activities	Δ 3,159	Δ 893
Translation adjustments related to cash and cash equivalents, etc.	117	711
Increased value of cash and cash equivalents	215	3,619
Balance of cash and cash equivalents at the start of the period	16,262	12,643
Balance of cash and cash equivalents at the end of the period	16,477	16,262

Consolidated Statements of Changes in Shareholders' Equity, etc. (Unit: Hundred million yen)

Account item	Shareholders' equity					Unrealized gains on marketable securities / foreign currency translation adjustments, etc.				Minority interests	Total net assets
	Capital	Capital surplus	Retained earnings	Treasury stock	Total share-holders' equity	Unrealized gains on other marketable securities	Deferred hedge gains and losses	Currency translation adjustment account	Unrealized gains on marketable securities/foreign currency translation adjustments		
Balance as of 31st March 2006	635	496	20,622	Δ30	21,724	1,718	-	42	1,761	472	23,956
Change in value during the current period											
Distribution of surplus			Δ988		Δ988						Δ988
Bonuses for directors			Δ3		Δ3						Δ3
Current net income			3,358		3,358						3,358
Treasury stock acquired				Δ2,358	Δ2,358						Δ2,358
Treasury stock disposed		Δ0	Δ15	449	435						435
Change in value during the current period in account items other than shareholders' equity					-	142	Δ4	137	275	Δ63	212
Total change in value during the current period	-	Δ0	2,352	Δ1,909	443	142	Δ4	137	275	Δ63	655
Balance as of 31st March 2007	635	496	22,974	Δ1,939	22,167	1,860	Δ4	179	2,036	409	24,611

Financial and Data (Non-Consolidated)

Balance Sheet (Unit: Hundred million yen)

Account item	Current period FY2006 As of 31st March 2007	Previous period FY2005 As of 31st March 2006
Assets		
Current assets	10,685	12,067
Cash and cash equivalents	1,677	2,134
Accounts receivable	1,861	1,622
Marketable securities	5,187	6,350
Inventory assets	658	622
Deferred tax assets	1,114	1,067
Other current assets	188	272
Fixed assets	9,768	9,508
Tangible fixed assets	1,040	1,055
Buildings and structures	587	607
Machinery and equipment	208	207
Land	208	208
Other assets	37	32
Investments and other assets	8,727	8,453
Investment securities	2,546	2,573
Investment in stocks of affiliated companies	4,727	4,756
Investment in affiliated companies	431	142
Prepaid pension costs	238	189
Real estate for lease	224	234
Other assets	563	561
Allowance for doubtful receivables	Δ1	Δ1
Total assets	20,453	21,575

Account item (Liabilities and Shareholders Equity)	Current period FY2006 As of 31st March 2007	Previous period FY2005 As of 31st March 2006
Liabilities		
Current liabilities	3,157	3,427
Notes and accounts payable	494	523
Accrued liabilities and expenses	1,452	1,158
Accrued income tax, etc.	826	1,336
Reserve	301	308
Other liabilities	84	102
Fixed liabilities	742	864
Total liabilities	3,899	4,291
Capital		
Capital		635
Capital surplus		496
Retained earnings		14,872
Unrealized gains on other marketable securities		1,309
Treasury stock		Δ28
Total capital		17,284
Total liabilities and capital		21,575
Net assets		
Shareholders' equity (treasury stock)	15,254 (Δ1,939)	
Unrealized gains on marketable securities / foreign currency translation adjustments	1,300	
Total net assets	16,554	
Total liabilities and net assets	20,453	

Statements of Income (Unit: Hundred million yen)

Account item	Current period ↓ FY2006 1st April 2006 to 31st March 2007	Previous period ↓ FY2005 1st April 2005 to 31st March 2006
Net sales	8,691	8,402
Cost of sales	2,212	2,085
Gross profit on sales	6,479	6,317
Selling, general and administrative expenses	3,002	2,857
Operating income	3,477	3,460
Non-operating income	410	348
Non-operating expenses	103	163
Ordinary gain	3,784	3,644
Extraordinary gain	292	384
Current net income before tax	4,076	4,029
Corporation tax, residents' tax and enterprise tax	1,877	1,535
Current net income	2,198	2,494
Carry-forward from previous-period	-	1,598
Interim dividend	-	471
Undivided profits of the current period	-	3,621

Statements of Changes in Shareholders' Equity, etc. (Unit: Hundred million yen)

Account item	Shareholders' equity					Unrealized gains on marketable securities / foreign currency translation adjustments, etc.			Total net assets
	Capital	Capital surplus	Retained earnings	Treasury stock	Total share-holders' equity	Unrealized gains on other marketable securities	Deferred hedge gains and losses	Unrealized gains on marketable securities / foreign currency translation adjustments	
Balance as of 31st March 2006	635	496	14,872	Δ28	15,975	1,309	-	1,309	17,284
Change in value during the current period									
Distribution of surplus			Δ991		Δ991				Δ991
Bonuses for directors			Δ2		Δ2				Δ2
Current net income			2,198		2,198				2,198
Treasury stock acquired				Δ2,360	Δ2,360				Δ2,360
Treasury stock disposed		Δ0	Δ15	449	435				435
Change in value during the current period in account items other than shareholders' equity					-	Δ6	Δ3	Δ9	Δ9
Total change in value during the current period	-	Δ0	1,190	Δ1,911	Δ722	Δ6	Δ3	Δ9	Δ730
Balance as of 31st March 2007	635	496	16,061	Δ1,939	15,254	1,303	Δ3	1,300	16,554

Topics

The integration of Paradigm Therapeutics Ltd., a UK bio-venture company

Takeda reached agreement on March 12 with Paradigm Therapeutics Ltd., a UK bio-venture company, for the integration of Paradigm into the Takeda group. On March 30, Paradigm and its Singaporean subsidiary were inaugurated formally as members of the group as Takeda Cambridge Ltd., and Takeda Singapore Pte Ltd. respectively.
The company, which was established in 1999 by researchers at Cambridge University, possesses world level drug discovery target identification and validation capabilities based on genetic recombination technologies. At the same time, the company's priority areas are pain, central nerve disease, hormone dependent diseases such as prostate cancer and breast cancer, and metabolic diseases such as diabetes, hypertension and obesity, and it is working on new drug discovery targets and the creation of compounds.
The company will link Paradigm's technology to the acceleration of various research projects, including the selection of candidate drug discovery targets derived from genome research, the establishment of animal models reflecting human pathologies, and the optimization of candidate compounds at the pre-clinical stage, etc.

The establishment of Takeda Pharmaceuticals Europe, Ltd., Takeda's European marketing arm

Takeda established the wholly owned subsidiary Takeda Pharmaceuticals Europe, Ltd., its European marketing arm, in August last year, aiming at strengthening the company's operational foundations in Europe. Giacomo Di Nepi was appointed CEO of the company in December last year. The company will control and support Takeda's marketing companies in 6 European countries in comprehensive fashion by formulating and promoting measures straddling the whole of Europe from both the short and mid to long-term perspectives. By implementing such policies centered on the new company, Takeda is aiming to further improve the presence of the company in the European market and at expanding its operations there.

In-licensing and alliance activities

- Conclusion of an agreement with Xoma Ltd of the US for joint R&D related to monoclonal antibodies

On November 1,last year, Takeda concluded an agreement with Xoma Ltd of the US for joint R&D related to searching for monoclonal antibodies, as well as their development and production. Further, on February 28, the companies also reached agreement to expand the alliance, under which Xoma will create the antibodies for several targets selected by Takeda.

Takeda has targets for many cancer-related diseases that promise to lead on to antibody drugs. This alliance with Xoma will further accelerate antibody drug creation in Takeda's cancer area.

- Acquisition from 3M of the US of all rights for R-851, a treatment drug for human papillomavirus infection

On March 29 this year, Takeda reached agreement with 3M Company of the US for the transfer to Takeda of all rights related to R-851, a drug 3M developed for the treatment of human papillomavirus infection.

This agent is a compound belonging to the immune response modifiers and shows promise for the treatment of HPV infection accompanied by uterine cervical dysplasia, which is supposed to be strongly related to the risk of onset of uterine cervical cancer.

New products

- New launch of Takepron IV for Injection 30mg, a peptic ulcer treatment drug

Takeda released Takepron IV for Injection 30mg on December 7 last year. This product is the injection-use version of Takepron, the peptic ulcer treatment drug developed by Takeda. Prompt hemostatic effects have been confirmed with twice daily administration against gastric ulcer accompanied by bleeding, duodenal ulcer, acute stress ulcer, and acute gastric mucosal lesion in patients in whom oral administration is not possible. Takeda believes that this new addition of a preparation for injection use to the Takepron range will be of assistance in the treatment of even more patients with peptic ulcers.

- Launch of a newly packaged Rubina product, a renjuin preparation

On March 12, the Healthcare Company released Rubina, a drug for handling menopausal disorders, in rejuvenated packaging. Rubina is a kampo traditional Chinese medicine derived from the formulation known as renjuin and exhibits outstanding effects on symptoms caused by menopausal disorders such as intolerance to cold, hot flushes, and dizziness. Renjuin is a combination of shimotsuto, which improves the circulation of the blood, and ryokeijutsukanto, which fixes poorly balanced body water and orders the movement of the nerves.

Through this drug, Takeda will seek to promote understanding of menopausal disorders and respond to the needs of customers wanting to improve the various symptoms associated with such conditions.

Takeda Overview (As of 1st April 2007)

Overview

Date of Incorporation	January 1925
Paid-In Capital	¥63.5 billion
Number of Employees	5,904 (non-consolidated)
Head Office	1-1, Doshomachi 4-Chome Chuo-ku, Osaka 540-8645, Japan
Tokyo Head Office	12-10, Nihonbashi 2-Chome Chuo-ku, Tokyo 103-8668, Japan
Branches	Sapporo Branch, Tohoku Branch (Sendai City), Tokyo Branch, Yokohama Branch, Chiba/ Saitama Branch (Tokyo), Kita-Kanto/ Koshin'etsu Branch (Tokyo), Nagoya Branch, Osaka Branch, Kyoto Branch, Shikoku Branch (Takamatsu City), Chugoku Branch (Hiroshima City), Fukuoka Branch
Factories	Osaka Plant, Hikari Plant
Research Centers	Exploratory Research Center, Bio-Pharmaceutical Laboratory, Chemical Research Laboratory, No.1 Drug Discovery Laboratory, No.3 Drug Discovery Laboratory, R&D Center, Pharmaceutical Laboratory, Drug Formulation Technology Laboratory, Development Analysis Laboratory, Health Science Laboratory (all in Osaka City) Development Laboratory, No.2 Drug Discovery Laboratory (both in Tsukuba City), Biotechnology Laboratory (Hikari City)

Takeda also has offices in major cities nationwide apart from the above.

Board of Directors and Auditors

Chairman of the Board	Kunio Takeda
President	Yasuchika Hasegawa
Senior Managing Director (General Manager, Corporate Strategy and Planning Department)	Makoto Yamaoka
Managing Director (SpecialTask)	Hiroshi Akimoto
Managing Director (General Manager, Strategic Product Planning Department)	Kiyoshi Kitazawa
Director (General Manager, Legal Department)	Hiroshi Shinha
Director (General Manager, Corporate Communications Department)	Toyoji Yoshida
Full-Time Corporate Auditor	Yuzuru Takagi
Corporate Auditor (Attorney)	Kiyoshi Taura
Corporate Auditor (Certified Public Accountant, New York, USA)	Yoichi Asakawa
Corporate Auditor (Attorney)	Tadashi Ishikawa

(Note) The auditors Kiyoshi Taura, Yoichi Asakawa, and Tadashi Ishikawa are external auditors as stipulated in Article 2.16 of the Company Law.

Corporate Officers

Tsudoi Miyoshi	(General Manager, Human Resources Department)
Hiroshi Takahara	(General Manager, Finance & Accounting Department)
Hiroaki Ogata	(General Manager, Global Licensing & Business Department)
Yasuhiko Yamanaka	(General Manger, Pharmaceutical Marketing Division)
Tsutomu Miura	(Deputy General Manger, Pharmaceutical Marketing Division)
Hiroshi Sakiyama	(General Manager, Tokyo Branch, Pharmaceutical Marketing Department)
Teruo Sakurada	(General Manager, Osaka Branch, Pharmaceutical Marketing Department)
Naohisa Takeda	(General Manger, Department of Europe and Asia) (Currently General Manager, Overseas Business Planning Department)
Hiroshi Otsuki, Ph.D.	(President, Consumer Healthcare Company)

Takeda Global Network

USA

(1) Takeda America Holdings, Inc.
(2) Takeda Pharmaceuticals North America, Inc.
(3) Takeda Global Research & Development Center, Inc.
(4) Takeda San Diego, Inc.
(5) Takeda Research Investment, Inc.
(6) TAP Pharmaceutical Products, Inc.

Europe

(1) Takeda Europe Holdings, B.V.
(2) Takeda Pharmaceuticals Europe Limited (UK)
(3) Laboratoires Takeda (France)
(4) Takeda UK Limited
(5) Takeda Pharma GmbH (Germany)
(6) Takeda Pharma Ges.m.b.H (Austria)
(7) Takeda Pharma AG (Switzerland)
(8) Takeda Italia Farmaceutici S.p.A.
(9) Takeda Cambridge Limited
(10) Takeda Global Research & Development Centre (Europe) Ltd. (UK)
(11) Takeda Ireland Limited
(12) Takeda Pharma Ireland Limited

Asia

(1) Takeda Pharmaceutical Company Limited
(2) Takeda Chemical Industries (Taiwan), Ltd.
(3) Tianjin Takeda Pharmaceuticals Co., Ltd.
(4) P.T. Takeda Indonesia
(5) Takeda Singapore Pte Limited
(6) Boie-Takeda Chemicals, Inc. (Philippine)
(7) Takeda (Thailand), Ltd.

Stock Information

Stock Information (As of 31st March 2007)

- Number of shareholders

112,113

- Number of shares

889,272,395

- Big shareholders

Nippon Life Insurance Company	56,400	6.34
Japan Trustee Services Bank, Ltd. (trust account)	50,682	5.70
The Master Trust Bank of Japan, Ltd. (trust account)	43,782	4.92
State Street Banking and Trust Company 505103	20,659	2.32
Dai-ichi Life Mutual Insurance Company	19,029	2.14
Takeda Science Foundation	17,912	2.01
The Chase Manhattan N.A. London	16,926	1.90
The Chase Manhattan N.A. London S.L. Omnibus Account	15,903	1.79
Nomura Securities Co., Ltd.	15,527	1.75
BNP PARIBAS Securities (Japan) Limited	13,330	1.50

- The figure is not included in the table above, but Takeda holds 29,813thousand shares (3.35% of shares outstanding).

Stock Information

Fiscal Year	1st April to 31st March each year
Ordinary General Meeting of Shareholders	June each year
Reference Dates	Ordinary general meeting of shareholders 31st March each year Term-end dividend 31st March each year Interim dividend 30th September each year
Share Trading Unit	100 shares
Administrator of the Shareholders' Register	Mitsubishi UFJ Trust and Banking Corporation 4-5, Marunouchi 1-Chome Chiyoda-ku, Tokyo 100-8212, Japan
Mitsubishi UFJ Osaka Office (All References)	Osaka Stock Transfer Agency Mitsubishi UFJ Trust and Banking Corporation 1-1-5, Doujimahama, Kita-ku, Osaka City * Mitsubishi UFJ Trust and Banking Corporation moved to the address above on May 7, 2007. Tel: 0120-094-777 (Free Call)
Procedural Form Requests	Tel: 0120-244-479 (Head Office Stock Transfer Agency) (Free Call) 0120-684-479 (Osaka Stock Transfer Agency) Internet (Mitsubishi UFJ Trust and Banking Corporation Homepage) http://www.tr.mufg.jp/daikou/ • Share-related requests are taken 24 hours a day via the Mitsubishi UFJ Trust and Banking Corporation phone numbers and internet portal listed above.
Other Offices	Mitsubishi UFJ Trust and Banking Corporation offices nationwide Nomura Securities Co., Ltd. offices nationwide
Method for Public Announcements	Electronic announcements Listed at: http://www.takeda.co.jp/invest-info/koukoku/index.html However, in cases of accident or other unavoidable reason in which it is not possible to make a public announcement electronically, announcements will be made in the Nihon Keizai Shimbun.

□ Additional purchases/ disposals of fractional shares

It is possible for shareholders owning fractional shares (units of less than 100 shares) to request and purchase the additional shares required to complete 1 share unit (100 shares) or to request the purchase of the fractional shares (by the company). Please contact one of the offices listed above if you wish to make a request relating to the additional purchase or disposal of fractional shares.

□ Methods for Receiving Dividend Payments

Shareholders may use any of the following methods to receive a dividend payment from the company.

(1) Receipt via Post Office transfer payment notice

(2) Receipt via Post Office savings account automatic transfer receipt

(3) Receipt via bank deposit account automatic transfer receipt

- Customers who receive dividends using a Post Office transfer payment notice are recommended to use automatic transfer into a deposit or savings account, which is safer and more certain.
- Please contact one of the offices listed above if you are a shareholder and wish to change your method for receiving dividend payments.

Information relating to Takeda may be browsed at the following address:

http://www.takeda.co.jp/

END